Exhibit 99T3E-1

CAUTIONARY NOTE REGARDING INFORMATION IN EXHIBIT T3E-1

This Exhibit T3E-1 to the Application for Qualification of Indenture on Form T-3/A (File No. 022-28929) of GSI Group Corporation is comprised of that certain Disclosure Statement Relating to the Joint Chapter 11 Plan of Reorganization (the “Original Plan”) for MES International, Inc., GSI Group Inc. and GSI Group Corporation (collectively, the “Debtors”), which was filed with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on November 20, 2009 (the “Disclosure Statement”). The Disclosure Statement contains certain information relating to (i) the Original Plan and (ii) the Debtors, including certain consolidated financial projections and footnotes related thereto for GSI Group Inc. and its subsidiaries (the “Projections”). The Projections were prepared by the Debtors in good faith using assumptions believed to be reasonable at the time of preparation. A significant number of assumptions about the operations of the business after emergence from bankruptcy were based, in part, on economic, competitive, and general business conditions prevailing at the time the Projections were developed. Further, the Projections were prepared on the basis that a debt restructuring would occur on substantially the terms set forth in the Original Plan, and the Disclosure Statement included disclosures on the terms of the Original Plan. The Original Plan, however, has been substantially modified since the filing of the Original Plan and Disclosure Statement with the Bankruptcy Court on November 20, 2009. The final modification of the Original Plan is set forth in that certain Final Fourth Modified Joint Chapter 11 Plan of Reorganization for the Debtors, which was filed with the Bankruptcy Court on May 24, 2010, and was supplemented and confirmed on May 27, 2010 (the “Final Plan”). As a result, it can be expected that some or all of the assumptions in the Projections will not be realized and that actual results will vary from the Projections. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the Projections set forth in the Disclosure Statement and to instead review the Final Plan for a description of the distributions and transactions contemplated by the Final Plan.

The Debtors have since prepared updated consolidated financial projections and footnotes related thereto for GSI Group Inc. and its subsidiaries (the “Updated Projections”), which were filed on June 4, 2010, with the Securities and Exchange Commission (“SEC”) on that certain Current Report on Form 8-K of GSI Group Inc. On June 30, 2010, the Debtors also issued a press release that, among other matters, reiterated and provided further detail of its previous estimate of second quarter 2010 revenues and adjusted EBITDA (the “Press Release”). The Press Release was filed with the SEC on July 1, 2010, as Exhibit 99.1 to that certain Current Report on Form 8-K of GSI Group Inc. The Updated Projections and the Press Release are subject to the risks and uncertainties set forth therein.

UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	)	Chapter 11
)
MES INTERNATIONAL, INC., et al., [1]	)	Case No. 09-14109 (PJW)
)
Debtors.	)	Jointly Administered
)
)
)

DISCLOSURE STATEMENT RELATING TO THE FIRST MODIFIED JOINT

CHAPTER 11 PLAN OF REORGANIZATION FOR MES INTERNATIONAL, INC., GSI

GROUP INC. AND GSI GROUP CORPORATION

Dated: January 8, 2010	BROWN RUDNICK LLP Co-Counsel to Debtors-in-Possession William R. Baldiga, Esq. One Financial Center Boston, Massachusetts 02111 Tel: (617) 856-8200 Fax: (617) 856-8201

SAUL EWING LLP Co-Counsel to Debtors-in-Possession Mark Minuti, Esq. 222 Delaware Avenue, Suite 1200 P.O. Box 1266 Wilmington, DE 19899 (302) 421-6840 (office) (302) 421-5873 (fax)

[1]

The Debtors and the last four digits of their respective taxpayer identification numbers are as follows: MES International, Inc. (1964); GSI Group Inc. (0412); and GSI Group Corporation (9358). The Debtors’ headquarters is located at 125 Middlesex Turnpike, Bedford, MA 01730.

TABLE OF CONTENTS

I.	NOTICE TO HOLDERS OF CLAIMS AND EQUITY INTERESTS			2
II.	EXPLANATION OF CHAPTER 11			4
	A.	Overview of Chapter 11		4
	B.	Plan of Reorganization		5
	C.	Confirmation of a Plan of Reorganization		6
III.	OVERVIEW OF THE PLAN			7
	A.	Summary of the Terms of the Plan		7
	B.	Summary of Distributions Under the Plan		8
IV.	GENERAL INFORMATION			14
	A.	Overview of the Debtors		14
	B.	Business and Properties of the Debtors		14
		1.	Overview	14
		2.	Precision Technology Segment	15
		3.	Semiconductor Systems Segment	16
		4.	Manufacturing	17
		5.	Properties	17
		6.	Marketing, Sales and Distribution	19
		7.	Sources of Supply	20
		8.	Patents and Intellectual Property	20
		9.	Human Resources	20
		10.	Government Regulation	21
		11.	Management	21
	C.	Prepetition Financing		24
	D.	Events Leading to the Commencement of the Chapter 11 Cases		24
		1.	Reasons for the Company’s Delay in Filings Periodic Reports, Revenue Recognition Issues and Audit Committee Review	24
		2.	Shareholder Class Action	26
		3.	NASDAQ Proceedings	27
		4.	Discussions with Noteholders	29
		5.	Debtors’ Ability to Meet their Obligations Arising Prior to and Following the Filing of the Plan	30
V.	FINANCIAL PROJECTIONS AND ASSUMPTIONS			31
	A.	Purpose and Objectives		31
	B.	Pro Forma Financial Projections		31
		1.	Responsibility For and Purpose of the Projections	31
		2.	Inherent Uncertainty of the Projections	32
		3.	Special Note Regarding Forward Looking Statements	33
VI.	THE REORGANIZATION CASES			33
	A.	Commencement of the Chapter 11 Cases		33
	B.	Continuation of Business after the Petition Date		33
		1.	First Day Motions	34
	C.	Representation of the Debtors		38
	D.	Matters Relating to Unexpired Leases and Executory Contracts		38
	E.	Exclusivity Periods		39
	F.	Schedules; Bar Dates; Claims Objections and Estimated Amount of Claims		39

		1.	Schedules and Bar Dates	39
		2.	Estimation of Claims	40
	G.	Significant Motions During Chapter 11 Cases		40
VII.	THE CHAPTER 11 PLAN			40
	A.	Classification and Treatment of Claims and Equity Interests		40
		1.	Administrative Claims and Tax Claims	40
		2.	Debtor Claims and Equity Interests	42
	B.	Means for Implementation of the Plan		45
		1.	Operations between the Confirmation Date and the Effective Date	45
		2.	Reporting Requirements Under Exchange Act, Listing on Securities Exchange and Registration Rights	45
		3.	Reorganized Holdings Constituent Documents	45
		4.	New Corporate Structure for Reorganized Holdings	45
		5.	Cancellation of Holdings Equity Interests, GSI UK Note and Senior Notes	46
		6.	Other General Corporate Matters	46
		7.	Continued Corporate Existence of the Debtors	47
		8.	Re-Vesting of Assets	47
		9.	Management	47
		10.	Boards of Directors	47
		11.	Officers	48
		12.	Management Incentive Plan	48
		13.	Causes of Action	48
		14.	Appointment of the Disbursing Agent	49
		15.	Sources of Cash for Plan Distributions	49
		16.	Releases by the Debtors	49
		17.	Releases by Creditors and Equity Security Holders	49
		18.	Fixing of Principal Balance of GSI UK Note	50
	C.	Securities to Be Issued Under the Plan		50
		1.	Authorized Plan Securities	51
		2.	New Common Shares	51
		3.	New Senior Secured Notes	51
		4.	The New Warrants	52
	D.	Securities Law Matters in Implementing the Plan		52
		1.	Plan Securities Issued Pursuant to Section 1145 of the Bankruptcy Code	52
		2.	SEC Reporting Requirements	54
	E.	Plan Distribution Provisions		54
		1.	Plan Distributions	54
		2.	Timing of Plan Distributions	55
		3.	Address for Delivery of Plan Distributions/Unclaimed Plan Distributions	55
		4.	De Minimis Plan Distributions	55
		5.	Time Bar to Cash Payments	55
		6.	Manner of Payment under the Plan	55
		7.	Expenses Incurred on or after the Effective Date and Claims of the Disbursing Agent	56
		8.	Fractional Plan Distributions	56
		9.	Special Plan Distribution Provisions for Equity Interests	57

ii

10. Surrender and Cancellation of Instruments	57
F. Procedures For Resolving And Treating Contested Claims	58
1. Objection Deadline	58
2. Prosecution of Contested Claims	58
3. Claims Settlement	58
4. Entitlement to Plan Distributions Upon Allowance	58
5. Estimation of Claims	58
G. Conditions Precedent to Confirmation of the Plan and the Occurrence of the Effective Date	59
1. Conditions Precedent to Confirmation	59
2. Conditions Precedent to the Occurrence of the Effective Date	59
3. Waiver of Conditions	60
4. Effect of Non-Occurrence of the Effective Date	60
H. The Disbursing Agent	60
1. Powers and Duties	60
2. Plan Distributions	61
3. Exculpation	61
I. Treatment Of Executory Contracts And Unexpired Leases	61
2. Cure	63
3. Claims Arising from Rejection, Expiration or Termination	63
J. Retention of Jurisdiction	64
K. Other Material Provisions of the Plan	65
1. Payment of Statutory Fees	65
2. Satisfaction of Claims	66
3. Special Provisions Regarding Insured Claims	66
4. Subrogation	66
5. Third Party Agreements; Subordination	67
6. Exculpation	67
7. Discharge of Liabilities	67
8. Discharge of Debtors	68
9. Governing Law	68
10. Interest and Attorneys’ Fees	68
11. Modification of the Plan	69
12. Revocation of Plan	69
13. Setoff Rights	70
14. Rates; Currency	70
15. Injunctions	70
16. Binding Effect	71
17. Severability	71
18. No Admissions	71
VIII. RISK FACTORS	71
A. General Considerations	72
B. Termination Rights Under Plan Support Agreement	72
C. Certain Bankruptcy Considerations	73
D. Inherent Uncertainty of Financial Projections	73
E. Claims Estimations	73

iii

IX.	CONFIRMATIONAND CONSUMMATION PROCEDURES	74
A. Overview		74
B. Confirmation of the Plan		75
1. Elements of Section 1129 of the Bankruptcy Code		75
2. Acceptance		77
3. Best Interests Test		77
4. Feasibility		79
C. Cramdown		79
1. No Unfair Discrimination		79
2. Fair and Equitable Test		80
D. Effect of Confirmation		80
X.	MANAGEMENT OF THE REORGANIZED DEBTORS	81
XI.	CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	81
A. Tax Consequences to the GSI		82
1. Cancellation of Debt (“COD”) Income		82
2. Limitation on Interest Deductions – Section 163(j)		83
3. Section 382 Limitation		84
4. Holdings’ Status as a Non-U.S. Corporation		85
5. Alternative Minimum Tax (“AMT”)		86
6. Corporate Equity Reduction Transaction		86
B. Tax Consequences to the Exchanging Senior Noteholders		86
1. Exchange of the Senior Notes for New Senior Secured Notes, New Common Shares and the Cash Note Payment		86
2. Original Issue Discount (“OID”)		88
C. Holdings Shareholders Resident in United States		89
D. Backup Withholding		90
XII.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	90
XIII.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN	94
A. Liquidation Under Chapter 7 of the Bankruptcy Code		95
B. Alternative Plans of Reorganization		95
XIV.	CONCLUSION	96

iv

SCHEDULES AND EXHIBITS

SCHEDULE 1 – List of Defined Terms

SCHEDULE 2 – Schedule of Rejected Executory Contracts and Unexpired Leases (to be provided at a later date)

SCHEDULE 3 – Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases (to be provided at a later date)

EXHIBIT A – Joint Chapter 11 Plan of Reorganization

EXHIBIT B – Disclosure Statement Order (to be provided at a later date)

EXHIBIT C – Projections

EXHIBIT D – Liquidation Analysis

v

INTRODUCTION

THE BANKRUPTCY COURT HAS APPROVED THE DISCLOSURE STATEMENT RELATING TO THE FIRST MODIFIED JOINT CHAPTER 11 PLAN OF REORGANIZATION FOR MES INTERNATIONAL, INC., GSI GROUP INC. AND GSI GROUP CORPORATION (THE “DEBTORS”), DATED JANUARY 8, 2010 (THE “PLAN”). THE DISCLOSURE STATEMENT INCLUDES AND DESCRIBES THE PLAN, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT “A”. CLASS 5 – NOTE CLAIMS AND CLASS 6A – HOLDINGS EQUITY INTERESTS ARE THE ONLY CLASSES IMPAIRED UNDER THE PLAN AND THUS THE ONLY CLASSES ENTITLED TO VOTE ON THE PLAN. HOLDINGS PRIORITY CLAIMS – CLASS 1A, GSI PRIORITY CLAIMS – CLASS 1B, MES PRIORITY CLAIMS – CLASS 1C, HOLDINGS SECURED CLAIMS – CLASS 2A, GSI SECURED CLAIMS – CLASS 2B, MES SECURED CLAIMS – CLASS 2C, HOLDINGS GENERAL UNSECURED CLAIMS – CLASS 3A, GSI GENERAL UNSECURED CLAIMS – CLASS 3B, MES GENERAL UNSECURED CLAIMS – CLASS 3C, HOLDINGS INTERCOMPANY CLAIMS – CLASS 4A, GSI INTERCOMPANY CLAIMS – CLASS 4B, MES INTERCOMPANY CLAIMS – CLASS 4C, GSI EQUITY INTERESTS – CLASS 6B AND MES EQUITY INTERESTS – CLASS 6C, ARE UNIMPAIRED UNDER THE PLAN, AND ARE THEREFORE DEEMED TO HAVE ACCEPTED THE PLAN. ACCORDINGLY, THE DEBTORS ARE NOT SOLICITING ACCEPTANCES OF THE PLAN FROM THE FOREGOING UNIMPAIRED CLAIMS AND EQUITY INTERESTS. THE DEBTORS ARE SOLICITING ACCEPTANCES OF THE PLAN FROM HOLDERS OF CLAIMS OR INTERESTS IN CLASS 5 – NOTE CLAIMS AND CLASS 6A – HOLDINGS EQUITY INTERESTS.

AS EXPLAINED BELOW IN GREATER DETAIL, HOLDERS OF APPROXIMATELY 88.1% OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING SENIOR NOTES WHICH EQUATES TO APPROXIMATELY 80.4% OF THE DOLLAR VALUE OF THE CLASS 5 CLAIMS (THE “CONSENTING NOTEHOLDERS”), ALREADY HAVE AGREED TO VOTE TO ACCEPT THE PLAN, SUBJECT TO THE RECEIPT OF THE DISCLOSURE STATEMENT APPROVED BY THE BANKRUPTCY COURT AND OTHER TERMS OF THE PLAN SUPPORT AGREEMENT.

THE DEBTORS BELIEVE THAT THE PLAN IS IN THE BEST INTEREST OF AND PROVIDES THE HIGHEST AND MOST EXPEDITIOUS RECOVERIES TO HOLDERS OF ALL CLAIMS AND EQUITY INTERESTS. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN ARE URGED TO VOTE IN FAVOR OF THE PLAN.

On December 22, 2009, the United States Trustee appointed an official committee of equity security holders (the “Equity Committee”) to represent the interests of holders of equity interests in these Chapter 11 Cases. Based on the diligence that the Equity Committee has done to date, the Equity Committee does not believe that the Plan is in the best interests of equity security holders and recommends that holders of equity interests vote to reject the Plan. The Equity Committee believes that there are alternatives to the Plan that would provide for a higher recovery to holders of equity interests and is currently pursuing those alternatives. The Equity Committee further believes that the Plan is not confirmable if holders of equity interests vote to reject the Plan because the Equity Committee believes that, based on the value of the equity interests and New Senior Secured Notes that will be distributed under the Plan to holders of the Senior Notes, the holders of the Senior Notes will receive substantially more than full recovery on their claims, resulting in an unfair and inappropriate dilution of recoveries to holders of equity interests. The Equity Committee anticipates being in a position in the coming weeks to propose to the Debtors an alternative to the Plan that would provide for a better recovery to holders of equity interests while also ensuring an appropriate capital structure for the Debtors and addressing the Debtors’ concerns regarding the length of these Chapter 11 Cases. To the extent that the Debtors do not support such an alternative, the Equity Committee may seek approval from the Bankruptcy Court to propose and solicit its own plan of reorganization.

Please note that the Debtors do not share the beliefs of the Equity Committee contained in the paragraph immediately above, do not believe that shareholders would benefit from rejection of the Plan or delay, and recommend that holders of interests accept the Plan at this time as in their best interests. Moreover, holders of 88.1% of the Senior Notes have retained counsel and a financial advisor and have stated that they intend to demonstrate with evidence at the Confirmation Hearing that holders of the Senior Notes are not receiving more than a full recovery of their claims.

VOTING INSTRUCTIONS AND BALLOTS SHALL BE CONTAINED IN THE DISCLOSURE STATEMENT ORDER TO BE ATTACHED HERETO AS EXHIBIT “B”. IN ADDITION, THE SOLICITATION PACKAGE ACCOMPANYING EACH OF THE BALLOTS WILL CONTAIN APPLICABLE VOTING INSTRUCTIONS. THE VOTING INSTRUCTIONS WILL SPECIFY THE VOTING DEADLINE BY WHICH THE BALLOT MUST BE COMPLETED AND RECEIVED BY THE SOLICITATION AGENT.

FOR YOUR ESTIMATED PERCENTAGE RECOVERY UNDER THE PLAN, PLEASE SEE THE CHART SET OUT IN “OVERVIEW OF THE PLAN — SUMMARY OF DISTRIBUTIONS UNDER THE PLAN,” BELOW.

All capitalized terms used in the Disclosure Statement and not defined herein shall have the meanings ascribed thereto in the Plan (see Exhibit “A” to the Plan, Glossary of Defined Terms). For ease of reference, all defined terms used in the Disclosure Statement are listed on Schedule 1 to this Disclosure Statement. Unless otherwise stated, all references herein to “Schedules” and “Exhibits” are references to schedules and exhibits to this Disclosure Statement, respectively.

I.	NOTICE TO HOLDERS OF CLAIMS AND EQUITY INTERESTS

The purpose of this Disclosure Statement is to enable you, as a creditor whose Claim is impaired under the Plan or as a stockholder whose Equity Interest is impaired under the Plan, to make an informed decision in exercising your right to accept or reject the Plan. See “Confirmation and Consummation Procedures.”

THIS DISCLOSURE STATEMENT CONTAINS IMPORTANT INFORMATION THAT MAY BEAR UPON YOUR DECISION TO VOTE TO ACCEPT OR REJECT THE PLAN. PLEASE READ THIS DOCUMENT WITH CARE.

PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS AND SCHEDULES ANNEXED TO THE PLAN AND TO THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF. IN THE EVENT OF ANY CONFLICT BETWEEN THE DESCRIPTION SET FORTH IN THIS DISCLOSURE STATEMENT AND THE TERMS OF THE PLAN, THE TERMS OF THE PLAN SHALL GOVERN.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE, AND RULE 3016(b) OF THE BANKRUPTCY RULES AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAW OR OTHER NON-BANKRUPTCY LAW. THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN.

PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OR CLAIMS OF HOLDINGS OR ANY OF ITS SUBSIDIARIES AND AFFILIATES SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION, OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, HOLDINGS OR ANY OF ITS SUBSIDIARIES AND AFFILIATES, DEBTORS AND DEBTORS IN POSSESSION IN THESE CASES.

The Debtors filed a motion for a disclosure statement hearing and for an order pursuant to section 1125 of the Bankruptcy Code, finding that the Disclosure Statement contains information of a kind, and in sufficient detail, adequate to enable a hypothetical, reasonable investor typical of the solicited classes of Claims and Equity Interests of the Debtors to make an informed judgment with respect to the acceptance or rejection of the Plan. That motion was granted by the Bankruptcy Court on January 8, 2010. APPROVAL OF THIS DISCLOSURE STATEMENT BY THE BANKRUPTCY COURT DOES NOT CONSTITUTE A DETERMINATION BY

THE BANKRUPTCY COURT OF THE FAIRNESS OR MERITS OF THE PLAN OR OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT.

Each holder of a Claim or Equity Interest entitled to vote to accept or reject the Plan should read this Disclosure Statement and the Plan in their entirety before voting. No solicitation of votes to accept or reject the Plan may be made except pursuant to this Disclosure Statement and section 1125 of the Bankruptcy Code. Except for the Debtors and certain of the professionals they have retained, no person has been authorized to use or promulgate any information concerning the Debtors, their businesses, or the Plan other than the information contained in this Disclosure Statement and if given or made, such information may not be relied upon as having been authorized by the Debtors. You should not rely on any information relating to the Debtors, their businesses or the Plan other than that contained in this Disclosure Statement and the Exhibits hereto.

After carefully reviewing this Disclosure Statement, including the attached Schedules and Exhibits, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed ballot that will be enclosed and return the same to the address set forth on the ballot, in the enclosed, postage prepaid, return envelope so that it will be actually received by The Garden City Group, Inc., (the “Solicitation Agent”), no later than the Voting Deadline. All votes to accept or reject the Plan must be cast by using the appropriate ballot. Votes which are cast in any other manner will not be counted. All ballots must be actually received by the Solicitation Agent at a time which will be specified in the Disclosure Statement Order. For detailed voting instructions and the name, address and phone number of the person you may contact if you have questions regarding the voting procedures, see the Disclosure Statement Order which will be attached hereto as Exhibit “B”.

DO NOT RETURN ANY OTHER DOCUMENTS WITH YOUR BALLOT.

You will be bound by the Plan if it is accepted by the requisite holders of Claims and Equity Interests and confirmed by the Bankruptcy Court, even if you do not vote to accept the Plan, or if you are the holder of an unimpaired Claim. See “Confirmation and Consummation Procedures.”

The Confirmation Hearing will be held on February 26, 2010 at 9:30 a.m.

THE DEBTORS URGE ALL HOLDERS OF IMPAIRED CLAIMS AND EQUITY INTERESTS TO ACCEPT THE PLAN.

II.	EXPLANATION OF CHAPTER 11

A.	Overview of Chapter 11.

Chapter 11 is the principal reorganization chapter of the Bankruptcy Code pursuant to which a debtor in possession may reorganize its business for the benefit of its creditors, stockholders, and other parties in interest. The Debtors commenced the Chapter 11 Cases with the filing by the Debtors of petitions for voluntary protection under chapter 11 of the Bankruptcy Code on the Petition Date. Concurrently with the commencement of the Chapter 11 Cases, the Debtors filed a motion for joint administration of the Chapter 11 Cases.

The commencement of a chapter 11 case creates an estate comprising all the legal and equitable interests of the debtor in possession as of the date the petition is filed. Sections 1101, 1107, and 1108 of the Bankruptcy Code provide that a debtor may continue to operate its business and remain in possession of its property as a “debtor in possession” unless the bankruptcy court orders the appointment of a trustee. In the Chapter 11 Cases, each Debtor remains in possession of its property and continues to operate its businesses as a debtor in possession. See “The Reorganization Cases — Continuation of Business after the Petition Date.”

The filing of a chapter 11 petition triggers the automatic stay provisions of the Bankruptcy Code. Section 362 of the Bankruptcy Code provides, among other things, for an automatic stay of all attempts by creditors or other third parties to collect prepetition claims from the debtor or otherwise interfere with its property or business. Exempted from the automatic stay are governmental authorities seeking to exercise regulatory or policing powers. Except as otherwise ordered by the bankruptcy court, the automatic stay remains in full force and effect until the effective date of a confirmed plan of reorganization.

The formulation of a plan of reorganization is the principal purpose of a chapter 11 case. The plan sets forth the means for satisfying the holders of claims against and interests in the debtor’s estate. Unless a trustee is appointed, only the debtor may file a plan during the first 120 days of a chapter 11 case (the “Filing Period”), and the debtor will have 180 days to solicit acceptance of such plan (the “Solicitation Period”). However, section 1121(d) of the Bankruptcy Code permits the bankruptcy court to extend or reduce the Filing Period and Solicitation Period upon a showing of “cause.” The Filing Period and Solicitation Period may not be extended beyond 18 months and 20 months, respectively, from the Petition Date. As the Debtors filed the Plan during the Filing Period, no other creditor or party in interest may file a plan until the expiration of the Solicitation Period. See “The Reorganization Cases — Exclusivity Periods.”

B.	Plan of Reorganization.

Although referred to as a plan of reorganization, a plan may provide anything from a complex restructuring of a debtor’s business and its related obligations to a simple liquidation of the debtor’s assets. In either event, upon confirmation of the plan, it becomes binding on the debtor and all of its creditors and equity holders, and the prior obligations owed by the debtor to such parties are compromised and exchanged for the obligations specified in the plan. For a description of key components of the Plan, see “Overview of the Plan,” below.

After a plan of reorganization has been filed, the holders of impaired claims against and equity interests in a debtor are permitted to vote to accept or reject the plan. Before soliciting acceptances of the proposed plan, section 1125 of the Bankruptcy Code requires the debtor to prepare and file a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment about the plan. This Disclosure Statement is presented to holders of Claims against and Equity Interests in the Debtors to satisfy the requirements of section 1125 of the Bankruptcy Code in connection with the Debtors’ solicitation of votes on the Plan.

C.	Confirmation of a Plan of Reorganization.

If all classes of claims and equity interests accept a plan of reorganization, the bankruptcy court may confirm the plan if the bankruptcy court independently determines that the requirements of section 1129(a) of the Bankruptcy Code have been satisfied. See “Confirmation and Consummation Procedures — Confirmation of the Plan.” The Debtors believe that the Plan satisfies all the applicable requirements of section 1129(a) of the Bankruptcy Code.

Chapter 11 of the Bankruptcy Code does not require that each holder of a claim or interest in a particular class vote in favor of a plan of reorganization for the bankruptcy court to determine that the class has accepted the plan. See “Confirmation and Consummation Procedures.”

In addition, classes of claims or equity interests that are not “impaired” under a plan of reorganization are conclusively presumed to have accepted the plan and thus are not entitled to vote. Furthermore, classes that are to receive no distribution under the plan are conclusively deemed to have rejected the plan. See “Confirmation and Consummation Procedures.” Accordingly, acceptances of a plan will generally be solicited only from those persons who hold claims or equity interests in an impaired class. Note Claims - Class 5 and Holdings Equity Interests - Class 6A are the only classes impaired under the Plan and thus the only classes entitled to vote on the Plan. Holdings Priority Claims – Class 1A, GSI Priority Claims – Class 1B, MES Priority Claims – Class 1C, Holdings Secured Claims – Class 2A, GSI Secured Claims – Class 2B, MES Secured Claims – Class 2C, Holdings General Unsecured Claims – Class 3A, GSI General Unsecured Claims – Class 3B, MES General Unsecured Claims – Class 3C, Holdings Intercompany Claims – Class 4A, GSI Intercompany Claims – Class 4B, MES Intercompany Claims – Class 4C, GSI Equity Interests – Class 6B and MES Equity Interests – Class 6C, are unimpaired, are unimpaired under the Plan and are therefore deemed to have accepted the Plan.

In general, a bankruptcy court also may confirm a plan of reorganization even though fewer than all the classes of impaired claims against and equity interests in a debtor accept such plan. For a plan of reorganization to be confirmed, despite its rejection by a class of impaired claims or equity interests, the plan must be accepted by at least one class of impaired claims (determined without counting the vote of insiders) and the proponent of the plan must show, among other things, that the plan does not “discriminate unfairly” and that the plan is “fair and equitable” with respect to each impaired class of claims or equity interests that has not accepted the plan. See “Confirmation and Consummation Procedures — Cramdown.” The Plan has been structured so that it will satisfy the foregoing requirements for each of the Debtors as to any rejecting class of Claims or Equity Interests, and can therefore be confirmed, if necessary, over the objection of any (but not all) classes of Claims or Equity Interests.

The Debtors negotiated the terms of the Plan with the Consenting Noteholders. As a result of such negotiations, the Consenting Noteholders entered into the Plan Support Agreement, pursuant to which, among other things, the Consenting Noteholders agreed, subject to the terms of the Plan Support Agreement, to vote to accept the Plan. As of the date of the Plan Support Agreement, the Consenting Noteholders collectively held or controlled approximately 88.1% of the outstanding principal amount of the Senior Notes. As a result, approximately 80.4%% of the dollar value of the Class 5 Claims have agreed to vote in favor of the Plan in accordance with the terms of the Plan Support Agreement.

III.	OVERVIEW OF THE PLAN

The Plan provides for the treatment of Claims against and Equity Interests in all of the Debtors’ Chapter 11 Cases.

A.	Summary of the Terms of the Plan.

The Plan is built around the following key elements:

•	The Debtors’ businesses will continue to be operated in substantially their current form.

•

As set forth in Section 3.5 of the Plan, each Holder of an Allowed Note Claim will receive the following in full satisfaction of such Allowed Note Claim: (a) a payment in Cash for interest (at the non-default rate) due under such Allowed Note Claim to the extent such interest is accrued, due and payable under the Allowed Note Claim and unpaid as of the Petition Date, at the contractual (non-default) rate provided in such Senior Note or GSI UK Note, as applicable, if any; (ii) a payment in Cash for fees, expenses (including, without limitation, all amounts payable to the Indenture Trustee) and all other amounts (other than principal) due under such Allowed Note Claim to the extent such fees, expenses and other amounts are due and payable under the Allowed Note Claim and unpaid as of the Effective Date; (iii) a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 5 Note Claims, which total amount shall be equal to 81.4% of the Outstanding Capital Stock of Reorganized Holdings; (iv) a Pro Rata Share of the New Senior Secured Notes; and (v) a Pro Rata Share of the Cash Note Payment.

•

As set forth in Section 3.6 of the Plan, on the Effective Date, all Allowed Holdings Equity Interests will be cancelled, and on account of each Holdings Equity Interest, the following will be distributed to such Holder: (i) a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 5 Note Claims, which total amount shall be equal to 18.6% of the Outstanding Capital Stock of Reorganized Holdings; (ii) a Pro Rata Share of New $1.10 Warrants; and (iii) a Pro Rata Share of New $2.00 Warrants.

•

As set forth in Article VI of the Plan, on or as soon as reasonably practicable after the Effective Date, Reorganized Holdings will enter into, or cause its Subsidiaries to enter into, the following instruments and agreements: (i) a new management incentive plan for certain management of Reorganized Holdings; (ii) New Senior Secured Notes (iii) the New Indenture; (iv) the Security Documents; (v) the New Warrants; (vi) the Reorganized Holdings Constituent Documents and (vii) the Registration Rights Agreement.

B.	Summary of Distributions Under the Plan.

The following is a summary of the distributions under the Plan. It is qualified in its entirety by reference to the full text of the Plan, which is attached to this Disclosure Statement as Exhibit “A”. In addition, for a more detailed description of the terms and provisions of the Plan, see “The Chapter 11 Plan,” below.

The claim amounts set forth below are based on information contained in the Debtors’ Schedules and reflect what the Debtors believe to be reasonable estimates. The amounts utilized may differ materially from the outstanding filed Claim amounts.

The following chart summarizes the estimated Plan Distributions to each class on the Plan Distribution Date (unless otherwise provided):

Administrative and Tax Claims2

Classes of Claims[3]	Treatment of Classes of Claims
Administrative Claims Estimated Allowed Claims: $8,800,000	Each Allowed Administrative Claim shall, at the sole option of the Debtors, receive (i) on the Plan Distribution Date, the amount of such Allowed Claim in Cash, (ii) with respect to Allowed Administrative Claims representing liabilities incurred in the ordinary course of business by the Debtors, payment when and as such Administrative Claims become due and owing by their ordinary course terms, or (iii) such other treatment as may be agreed upon in writing by the Debtors or the Disbursing Agent, as the case may be, and the holder of such Claim; provided, that such treatment shall not provide to the holder of such Claim a return having a present value as of the Effective Date in excess of such Allowed Administrative Claim. If a portion of an Administrative Claim is disputed, the undisputed portion of such Administrative Claim shall be timely paid as provided above.

[2]

Administrative Claims and Tax Claims are treated in accordance with sections 1129(a)(9)(A) and 1129(a)(9)(C) of the Bankruptcy Code, respectively. Such Claims are not designated as classes of Claims for the purposes of this Plan or for the purposes of sections 1123, 1124, 1125, 1126, 1129 of the Bankruptcy Code.

[3]

The amounts set forth herein are the Debtors’ estimates based on the Debtors’ books and records. The Bar Date (as defined below) has not yet occurred. Actual amounts will depend upon the amounts of Claims timely filed before the Bar Date, final reconciliation and resolution of all Claims, and the negotiation of cure amounts. Accordingly, the actual amounts may vary significantly from the amounts set forth herein.

Tax Claims Estimated Allowed Claims: $300,000	At the election of the Debtors, each Allowed Tax Claim shall receive, in full satisfaction of such Allowed Tax Claim, (a) the amount of such Allowed Tax Claim, with Post-Confirmation Interest thereon, in equal annual Cash payments on each anniversary of the Effective Date, until the sixth anniversary of the date of assessment of such Tax Claim (provided that the Debtors may prepay the balance of any such Allowed Tax Claim at any time without penalty); (b) a lesser amount in one Cash payment as may be agreed upon in writing by the holder of such Claim; or (c) such other treatment as may be agreed upon in writing by the holder of such Claim; provided, that such agreed-upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such holder’s Allowed Tax Claim. The Confirmation Order shall enjoin any holder of an Allowed Tax Claim from commencing or continuing any action or proceeding against any responsible person, officer or director of the Debtors that otherwise would be liable to such holder for payment of a Tax Claim so long as the Debtors are in compliance with this Section. So long as the holder of an Allowed Tax Claim is enjoined from commencing or continuing any action or proceeding against any responsible person, officer or director under this Section or pursuant to the Confirmation Order, the statute of limitations for commencing or continuing any such action or proceeding shall be tolled.

Debtor Claims and Equity Interests

Classes of Claims[4]	Treatment of Classes of Claims
Class 1 — Priority Claims Estimated Allowed Claims: $1,600,000 Unimpaired	Each Allowed Priority Claim against any of the Debtors shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all legal, equitable and contractual rights as to an Allowed Priority Claim shall be fully reinstated and retained, and such Allowed Priority Claim shall, at the sole option of the applicable Debtor, receive the following treatment: (i) be paid on the Plan Distribution Date in full in Cash with Post-Petition Interest from the Petition Date through the Effective Date; (ii) be paid in accordance with the terms under which such Allowed Priority Claim arose, or (iii) receive such other treatment as may be agreed upon in writing by the holder of such Claim; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed Priority Claim.

[4]	See Footnote 3.

Classes of Claims[4]	Treatment of Classes of Claims
Class 2 — Secured Claims Estimated Allowed Claims: $1,000,000 Unimpaired	Each Allowed Secured Claim against any of the Debtors shall be unimpaired under the Plan and at the sole option of the applicable Debtor, receive the following treatment: (i) shall receive on the Plan Distribution Date on account of such Allowed Secured Claim a Cash payment in an amount equal to the amount of the Allowed Secured Claim as of the Effective Date with Post-Petition Interest from the Petition Date through the Effective Date, (ii) shall retain its liens securing such Allowed Secured Claim and receive on account of such Allowed Secured Claim deferred cash payments having a present value on the Effective Date equal to the amount of such Allowed Secured Claim with Post-Petition Interest from the Petition Date through the Effective Date, (iii) shall realize the “indubitable equivalent” of such Allowed Secured Claim, (iv) the property securing the Allowed Secured Claim shall be sold free and clear of liens, with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds as provided in clause (ii), (iii) or (vi) of this subparagraph, (v) if such Allowed Secured Claim is subject to a valid right of recoupment or setoff, such Claim shall be setoff to the extent of the amount subject to setoff in accordance with sections 506(a) and 553 of the Bankruptcy Code; (vi) shall retain its liens securing such Allowed Secured Claim and be paid in accordance with the terms under which such Allowed Secured Claim arose, or (vii) receive such other treatment as may be agreed upon in writing by the holder of such Claim; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed Secured Claim.

Classes of Claims[4]	Treatment of Classes of Claims
Class 3 — General Unsecured Claims Estimated Allowed Claims: $5,100,000 Unimpaired	Each Allowed General Unsecured Claim against the Debtors shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all legal, equitable and contractual rights as to such Allowed General Unsecured Claim shall be fully reinstated and retained, and such Allowed General Unsecured Claim shall, at the sole option of the Debtors, receive the following treatment: (i) be paid on the Plan Distribution Date in full in Cash with Post-Petition Interest from the Petition Date through the Effective Date, (ii) be paid in accordance with the terms under which such Allowed General Unsecured Claim arose, or (iii) receive such other treatment as may be agreed upon in writing by the holder of such Claim; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed General Unsecured Claim.

Class 4 — Intercompany Claims: Estimated Allowed Claims $155,900,000 Unimpaired	Each Allowed Intercompany Claim against the Debtors shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all legal, equitable and contractual rights as to an Allowed Intercompany Claim shall be fully reinstated and retained, and such Allowed Intercompany Claim shall, at the sole option of the applicable Debtor, receive the following treatment: (i) be paid in accordance with the terms under which such Allowed Intercompany Claim arose, or (ii) receive such other treatment as may be agreed upon in writing by the holder of such Claim; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed Intercompany Claim.

Classes of Claims[4]	Treatment of Classes of Claims
Class 5 — Note Claims: $237,400,000 Impaired	On the Plan Distribution Date, each Allowed Note Claim will receive the following in full satisfaction of such Allowed Note Claim: (a) a payment in Cash for interest (at the non-default rate) due under such Allowed Note Claim to the extent such interest is accrued, due and payable under the Allowed Note Claim and unpaid as of the Petition Date, at the contractual (non-default) rate provided in such Senior Note or GSI UK Note, as applicable, if any; (ii) a payment in Cash for fees, expenses (including, without limitation, all amounts payable to the Indenture Trustee) and all other amounts (other than principal) due under such Allowed Note Claim to the extent such fees, expenses and other amounts are due and payable under the Allowed Note Claim and unpaid as of the Effective Date; (iii) a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 5 Note Claims, which total amount shall be equal to 81.4% of the Outstanding Capital Stock of Reorganized Holdings; (iv) a Pro Rata Share of the New Senior Secured Notes; and (v) a Pro Rata Share of the Cash Note Payment.

Class 6A — Holdings Equity Interests Estimated Allowed Equity Interests: N/A Impaired

On the Effective Date, all Allowed Holdings Equity Interests will be cancelled, and on account of each Holdings Equity Interest, the following will be distributed to such Holder: (i) a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 5 Note Claims, which total amount shall be equal to 18.6% of the Outstanding Capital Stock of Reorganized Holdings; (ii) a Pro Rata Share of New $1.10 Warrants; and (iii) a Pro Rata Share of New $2.00 Warrants.

All Holdings Equity Interests which are either unexercised or unvested as of the Voting Record Date (and therefore are not included in the definition of Holdings Equity Interests) shall be cancelled on the Effective Date, and the holders of such unexercised or unvested Equity Interests shall neither receive nor retain any property under the Plan on account of such unexercised or unvested Equity Interests unless the Bankruptcy Court orders otherwise.

Class 6B — GSI Equity Interests Estimated Allowed Equity Interests: N/A Unimpaired	Each GSI Equity Interest shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights as to such Equity Interests shall be fully reinstated and retained on and after the Effective Date and shall become Equity Interests held by Reorganized Holdings pursuant to the terms of the Plan.

Classes of Claims[4]	Treatment of Classes of Claims
Class 6C — MES Equity Interests Estimated Allowed Equity Interests: N/A Unimpaired	Each MES Equity Interest shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights as to such Equity Interests shall be fully reinstated and retained on and after the Effective Date.

IV.	GENERAL INFORMATION

The discussion below briefly describes the Debtors and their businesses as they exist as of the date of this Disclosure Statement.

A.	Overview of the Debtors.

The Debtors consist of GSI Group Inc. (“Holdings”), its wholly owned subsidiary GSI Group Corporation (“GSI”), and MES International, Inc. (“MES”), a wholly owned subsidiary of MicroE Systems Corp., which is an indirect wholly owned subsidiary of GSI. Holdings’ other U.S. subsidiaries and Holdings’ foreign subsidiaries have not filed for chapter 11 protection in the U.S., or commenced proceedings outside the U.S.

Holdings, together with its subsidiaries (the “Company”), designs, develops, manufactures and sells photonics-based solutions (consisting of lasers, laser systems and electro-optical components), precision motion devices, associated precision motion control technology and systems. The Company’s customers incorporate its technology into their products or manufacturing processes, for a wide range of applications in the industrial, scientific, electronics, semiconductor, medical and aerospace markets. The Company’s products allow customers to make advances in materials and processing technology and to meet extremely precise manufacturing specifications, including device complexity and miniaturization.

B.	Business and Properties of the Debtors.

1.	Overview

Holdings, founded in 1968 as General Scanning, Inc. (“General Scanning”), was incorporated in Massachusetts. General Scanning developed, manufactured and sold components and subsystems for high-speed micro positioning of laser beams. In 1999, General Scanning merged with Lumonics Inc., a Canadian company that developed, manufactured and sold laser-based, advanced manufacturing systems for electronics, semiconductor, and general industrial applications. GSI Lumonics Inc., the post-merger entity, incorporated under the laws of New Brunswick, Canada. In 2005, GSI Lumonics Inc. renamed itself GSI Group Inc.

In August 2008, Holdings acquired Excel Technology, Inc. (“Excel”), a designer, manufacturer and marketer of photonics-based solutions consisting of lasers, laser based systems, precision motion devices and electro-optical components, primarily for industrial and scientific applications. Prior to the acquisition, Excel, which is not a Debtor in the Chapter 11 cases, was headquartered in East Setauket, New York. Excel manufactures its products in plants located in the United States and Germany, and sells its products to customers worldwide, both directly and indirectly through resellers and distributors.

2.	Precision Technology Segment

The Company’s Precision Technology segment primarily sells components to original equipment manufacturers (OEMs), who then integrate its products into application specific products or systems. The Company’s OEM products include those based on its core competencies in laser, precision motion and motion control technology.

The Precision Technology segment, which includes the operations of Excel, has seven major product lines, including lasers and laser-based systems, scanners, optics, printed circuit board spindles, encoders, thermal printers and light and color measurement.

Product Line	Key End Markets	Description
Lasers and Laser-Based Systems	Industrial, Electronics, Automotive, Scientific, Medical, Packaging, Homeland Security and Aerospace	Applications include welding, cutting, drilling, surface marking, deep engraving of metal and plastic parts for traceability and identification or performance, marking, engraving and micro-machining, scientific research, remote sensing and automation.

Scanners	Industrial Electronics, Aerospace and Medical Applications	High precision motors that, when coupled with a mirror, can direct a laser beam with high degrees of accuracy. Applications include product laser marking and coding, laser machining and welding, high density via hole drilling of printed circuit boards, retinal scanning, laser-based vision correction, high resolution printing, 2D or 3D imaging, and laser projection and entertainment.

Optics	Aerospace, Telecommunications, Scanning	Super flat and super polished optics, thin-filmed optics and high performance mirrors primarily used with a scanner to direct a laser light. Applications include all of the above, and in addition, the deflection of laser beams in the use of aircraft gyroscopes, and bending optical light beams that transmit telecommunication data.

Printed Circuit Board Spindles	Electronics	High-speed air bearing spindles used in boring very small and precise holes in printed circuit boards. Additional applications include: semiconductor, industrial, and printing.

Product Line	Key End Markets	Description
Encoders	Electronics	Linear and rotary electro-optical tracking devices that measure movement at accuracy within sub-micron levels. Applications include: motion control of semiconductor and electronic manufacturing equipment, confocal microscopes, positioning magnetic rings on hard drives to store high amounts of data and precision manufacturing and coordinate measuring systems.

Thermal Printers	Medical	Rugged paper tape printers for the medical instruments and defibrillator markets.

Light and Color Measurement	Aerospace, automotive, lighting, motion picture, research and development and related industries	Color metrology systems to a wide variety of industries for research, quality control and on-line testing, including portable battery operated Spectro radio meter, photometers and video photometers.

3.	Semiconductor Systems Segment

The Company’s Semiconductor Systems Segment designs, develops and sells production systems that process semiconductor wafers using laser beams and high precision motion technology. The Company sells manufacturing systems to integrated device manufacturers and wafer processors. The Company’s systems perform laser based processing on all of the following types of semiconductors: general wafers used for logic or memory purposes, dynamic random access memory (DRAM, NAND) chips and high performance analog chips.

The Semiconductor Systems segment has three major product lines.

Product Line	Key End Markets	Description
WaferRepair	Semiconductor DRAM and Flash Memory chips	WaferRepair is used to raise production yields for 300mm and 200mm DRAM and NAND wafers to commercially acceptable levels.

WaferTrim	Semiconductor—high performance analog and mixed signal devices	WaferTrim systems enable production of high performance integrated circuits (IC’s) by precisely trimming analog and mixed signal integrated circuits with a laser beam to achieve a specified electrical resistance.

WaferMark	Semiconductor—Silicon suppliers and integrated circuit factories	WaferMark systems are used to mark silicon wafers with characters or markings at various stages of the wafer and integrated circuit manufacturing process. The marks are designed to aid process control and device traceability.

The Semiconductor Systems segment also includes two smaller product lines, CircuitTrim and SVS. CircuitTrim systems are used in the production of thick and thin film resistive components for surface mount technology electronic circuits, known as chip resistors, as well as thick and thin film hybrid circuits, and for adjusting the performance of complete multi-chip modules. SVS inspection equipment is used to inspect pre- and post- reflow solder paste and component placement on printed circuit boards.

4.	Manufacturing

With the acquisition of Excel, the Company manufactures Precision Technology products at facilities in Bedford and Lexington, Massachusetts; Chatsworth, Oxnard and Santa Clara, California; East Setauket, New York; Orlando, Florida; Mukilteo, Washington; Poole, Rugby and Taunton, United Kingdom; Ludwigsburg, Germany; and Suzhou, China. Semiconductor Systems are manufactured, assembled and tested in Bedford, Massachusetts. Of these manufacturing sites, only the Bedford, Massachusetts site is leased by the Debtors. The other facilities are owned or leased by Holdings’ non-Debtor Subsidiaries. Most of the Company’s products are manufactured under ISO 9001 certification. Manufacturing functions are performed internally when management chooses to maintain control over critical portions of the production process or for cost related reasons. To the extent practical, the Company outsources the remaining portions of the production process. The Semiconductor Systems segment focuses on outsourcing low value parts and modules and internally retains the tasks of final assembly of subsystems, testing and quality control.

All volume manufacturing of legacy laser products are moving from the Rugby, U.K. facilities, to other laser manufacturing sites.

5.	Properties

The principal owned and leased properties of the Company are listed in the table below.

Location	Principal Use	Approximate Square Feet	Owned/Leased	Debtor Owned/Leased
Facilities

Bedford, Massachusetts, USA	Manufacturing, R&D, Marketing, Sales and Administrative	147,000	Leased; expires in 2020, with two five-year renewal options	GSI

Rugby, United Kingdom (*)	Manufacturing, R&D, Marketing, Sales and Administrative	113,000	Owned; approximately 14% of the space is leased through 2009 and 2012	No

Location	Principal Use	Approximate Square Feet	Owned/Leased	Debtor Owned/Leased
Poole, United Kingdom (*)	Manufacturing, R&D, Marketing, Sales and Administrative	88,000 (two sites)	2 units owned; 2 units with land leases through 2073 and 2078, respectively	No

Orlando, Florida, USA	Manufacturing, R&D, Marketing, Sales and Administrative	80,000	Owned	No

East Setauket, New York, USA	Manufacturing, R&D, Marketing, Sales and Administrative	65,000	Owned	No

Mukilteo, Washington, USA	Manufacturing, R&D, Marketing, Sales and Administrative	63,000	Owned	No

Suzhou, People’s Republic of China	Manufacturing, R&D, Marketing, Sales and Administrative	55,000	Leased; expires in 2011	No

Santa Clara, California, USA	Manufacturing, Marketing, Sales and Administrative	44,388	Leased; expires in 2010	No

Lexington, Massachusetts, USA	Manufacturing, Marketing, Sales and Administrative	33,339	Leased; expires in 2016	No

Ludwigsburg, Germany	Manufacturing, R&D, Marketing, Sales and Administrative	22,500	Leased; expires in 2011	No

Location	Principal Use	Approximate Square Feet	Owned/Leased	Debtor Owned/Leased
Chatsworth, California, USA	Manufacturing, R&D, Marketing, Sales and Administrative	22,000	Owned	No

Taunton, United Kingdom	Manufacturing, R&D, Marketing and Sales	19,000	Leased; expires in 2017	No

Mumbai, India	Service, R&D, Sales and Administrative	16,769	Owned	No

Oxnard, California, USA	Manufacturing and Administrative	14,000	Leased; expires 2009	No

(*)	At December 31, 2008, the building was classified as an asset available for sale. On February 23, 2009, the Company sold one of its properties in Poole UK comprising 37,000 square feet of space.

Additional research and development, sales, service and logistics sites are located in California, Colorado, United Kingdom, Germany, France, Italy, Japan, Korea, Taiwan, China, Malaysia and Sri Lanka. These additional offices are in leased facilities occupying approximately 83,000 square feet in the aggregate.

6.	Marketing, Sales and Distribution

The Company sells worldwide with a direct sales force and through distributors and sales agents.

•

Precision Technology products are sold worldwide mostly through direct sales, as well as through distributors, primarily to OEMs. Precision Technology businesses have sales and service centers located in Massachusetts, Michigan, California, United Kingdom, Germany, Switzerland, Italy, France, Taiwan, China, Singapore, Malaysia, India and Japan. Sumitomo Heavy Industries Ltd. (a significant shareholder of Holdings) is a key distributor for certain products in Japan. Because of the fundamental nature and relatively small physical size of the products, Precision Technology generally employs a factory direct strategy in support of its worldwide customer base, except in its Laser product line where parts and field technical support is significant.

•

Semiconductor Systems are sold directly, or, in some territories, through distributors. End users include semiconductor integrated device manufacturers or electronic component and assembly firms. Sales activities are directed from the product business unit sites in North America, Europe, Japan and Asia Pacific. Field offices are located close to key customers’ manufacturing sites to maximize sales and support effectiveness. Significant revenues are provided from parts and servicing systems in its installed base at customer locations. The Company maintains field offices in Germany, Japan, South Korea, China, Taiwan and Singapore.

7.	Sources of Supply

In the Precision Technology Segment, the Company manufactures many of its own parts, particularly in the air bearing spindle business. However, non-critical machined parts are often purchased externally. The Company also purchases fully-functional electronics as well as certain key components, such as laser diodes, from external sources, and it cannot guarantee that those suppliers will continue to perform in a satisfactory fashion.

In the Semiconductor Systems Segment, the Company purchases major subsystems, such as lasers, motion stages, vision systems and software, fully-functional electronics and frames and racks, from the merchant market. Its optics components are both internally manufactured and externally purchased. In some cases, upper level assemblies and entire systems are outsourced to electronic manufacturing services companies.

8.	Patents and Intellectual Property

The Company’s intellectual property includes copyrights, patents, trademarks and trade-names involving proprietary software, technical know-how and expertise, designs, process techniques and inventions. The Company has several patents and pending patents in the United States and foreign countries.

The Company also relies on a combination of copyrights and trade secret laws and restrictions on access to protect its trade secrets and proprietary rights.

9.	Human Resources

Employees by functional area:

	Number of Employees	Percentage
Production operations and field service	923	58%
Research and development	257	16%
Selling, general and administrative	403	26%

Total at December 31, 2008	1,583	100%

10.	Government Regulation

The Company is subject to the laser radiation safety regulations of the Radiation Control for Health and Safety Act administered by the National Center for Devices and Radiological Health, a branch of the United States Food and Drug Administration. Among other things, these regulations require laser manufacturer to file new product and annual reports, to maintain quality control and sales records, to perform product testing, to distribute appropriate operating manuals, to incorporate design and operating features in lasers sold to end-users and to certify and label each laser sold to end-users as one of four classes (based on the level of radiation from the laser that is accessible to users). Various warning labels must be affixed and certain protective devices installed depending on the class of product. The National Center for Devices and Radiological Health is empowered to seek fines and other remedies for violations of the regulatory requirements.

11.	Management

Below is a list of the directors and executive officers of each of the Debtors. A brief biography of each of the officers is provided immediately following the list. Following the Effective Date, it is anticipated that the board of directors of Reorganized GSI will be comprised of seven directors (including the Chief Executive Officer of Reorganized Holdings and five members to be appointed by the Noteholders. It is anticipated that the members of the board of directors and the officers of each of the Debtors who are serving as of the Confirmation Date will continue to serve in such capacities until the Effective Date. Entry of the Confirmation Order shall ratify and approve all actions taken by the board of directors and the officers of the Debtors from the Petition Date through and until the Effective Date. The identities of the members of the board of directors for Reorganized GSI will be disclosed prior to the conclusion of the Confirmation Hearing. Such directors shall serve in accordance with the applicable Reorganized Holdings Constituent Documents, as the same may be amended from time to time. Except as otherwise determined by the board of directors of the Reorganized GSI Entities, it is anticipated that the officers of the Debtors will continue as officers of the Reorganized GSI Entities following the Effective Date. See “Article X - Management of the Reorganized Debtors.”

Name	Age	Title
Holdings
Richard B. Black	76	Chairman of the Board of Directors
Sergio Edelstein, Ph.D	55	President and Chief Executive Officer, Director
Garrett A. Garrettson, Ph.D.	66	Director
Phillip A. Griffiths, Ph.D.	71	Director
Marina Hatsopoulos	44	Director
Byron O. Pond	73	Director

Benjamin J. Virgilio	69	Director
Anthony Bellantuoni	57	Vice President of Human Resources
Philippe Brak	48	President and General Manager
Stephen Webb	48	Managing Director
GSI
Sergio Edelstein, Ph.D	54	President and Chief Executive Officer
Anthony Bellantuoni	57	Vice President and Secretary
MES
Sergio Edelstein, Ph.D	54	President and Chief Executive Officer, Director
Anthony Bellantuoni	57	Vice President and Secretary, Director

Richard B. Black has been a Director of Holdings since 1999 and Chairman of the Board of Directors since 2005. He has been President and Chief Executive Officer of ECRM, Inc., a manufacturer of laser systems equipment for the printing and publishing industry since 2002. He served as Chairman of ECRM from August 1983 until March 2002. Mr. Black also served as a General Partner for OpNet Partners, L.P., a technology investment fund from 2001 through 2007. He served as Vice Chairman of Oak Technology, Inc. from March 1999 until the company was merged with Zoran Corporation in August 2003. He served as President of Oak Technology from January 1998 to March 1999, and was a director at Oak Technology from 1988 to 2003. From 1987 to 1997, Mr. Black served as a General Partner for KBA Partners, L.P., a technology venture capital fund. Prior to that time, he served as president and CEO of AM International, Inc., Alusuisse of America, Inc. and Maremont Corporation. From 1963 to 1966 Mr. Black was an Adjunct Professor of Accounting at Beloit College. In addition to ECRM, he currently serves as a director of the following companies: Alliance Fiber Optic Products, Inc., Applied Optoelectronics, Inc. and Trex Enterprises Corporation. Mr. Black has been a director of Holdings since 1999.

Sergio Edelstein, Ph.D. has been President, Chief Executive Officer, and a member of the Board of Directors of Holdings since July 2006. He also serves on the Board of Directors of MES. From 2004 until joining the Company in July 2006, he served as Group Vice President of the E-Beam & Films Product Group at KLA Tencor. From 2000 to 2004, Mr. Edelstein held the position of Vice President and General Manager of KLA’s Film and Surface Technology Division. Prior to joining KLA Tencor, Mr. Edelstein served as the General Manager of the Tungsten Systems Division at Applied Materials Inc.

Garrett A. Garrettson, Ph.D. has been a Director of Holdings since 2005. He has been the President of G. Garrettson Consulting LLC, a management consulting company since 2004. From December 2005 to January 2008, he was President and CEO of Fresco Technologies, a private digital imaging company. From November 2001 to September 2004, he was the Chief Executive Officer of Clairvoyante, Inc., a provider of flat panel display technology and related intellectual property. From April 2000 to December 2002, he was Chairman of the Board and,

from April 1996 to April 2000, the Chief Executive Officer of Spectrian Corporation, a telecommunications infrastructure equipment company. From April 1993 until April 1996, he was President and Chief Executive Officer of Censtor, a private magnetic recording head and media company. Mr. Garrettson is currently a director of Catalyst Semiconductor, Iridex and Giga-Tronics, each a publicly held company.

Phillip A. Griffiths, Ph.D. has been a Director of Holdings since 2001. He is a faculty member in the School of Mathematics at the Institute for Advanced Study in Princeton, New Jersey. He is also currently serving as the Chairman of the Board of the Science Initiative Group, an international team of scientific leaders and supporters dedicated to fostering science in developing countries. He was, from 1991 to 2004, Director of the Institute of Advanced Study, where he was responsible for managing the Institute’s various research activities. Prior to joining the Institute in 1991, Dr. Griffiths was Provost and James B. Duke Professor of Mathematics at Duke University for eight years. He has also taught at Harvard University, Princeton University and the University of California, Berkeley. He currently serves as a director of Oppenheimer Funds, Inc.

Marina Hatsopoulos has been a Director of Holdings since 2005. She was the founder of and Chief Executive Officer of Z Corporation, a provider of technology and products to the 3D printing market. Z Corporation was sold to Contex Scanning Technology in 2005. From August 2005 to September 2007, Ms. Hatsopoulos was a director of Contex Holdings, a leading manufacturer of large-format scanners. Ms. Hatsopoulos is currently a director of Tea Forte, a high-growth manufacturer and retailer of premium tea products.

Byron O. Pond has been a Director of Holdings since 2000. From August 2006 through December 2006, Mr. Pond served as Interim Chief Executive Officer of Cooper Tire & Rubber, an automotive supply company. In February 2001, Mr. Pond joined Amcast Industrial Corporation, serving at various times as President, CEO and Chairman before retiring in February 2004. After retirement, Mr. Pond remained as an Amcast director and non-executive Chairman. In November 2004, Mr. Pond resumed the positions of Chairman, President and CEO positions at the board’s request. Amcast filed for protection under Chapter 11 of the U.S. Bankruptcy Code on November 30, 2004. Between 1990 and 1999, Mr. Pond was a senior executive with Arvin Industries, Inc., serving as its President and Chief Executive Officer from 1993 to 1996 and as its Chairman and Chief Executive Officer from 1996 to 1998. He retired as Chairman of Arvin Industries, Inc. in 1999. He currently serves as a director of Cooper Tire and Rubber Company.

Benjamin J. Virgilio has been a Director of Holdings since 1998. He is currently the President and Chief Executive Officer of BKJR, Inc. of Toronto, Canada. From July 2000 until February 2001, Mr. Virgilio was the Chairman of Robotic Technology Systems, Inc. From May 1995 to July 2000, Mr. Virgilio was the President and Chief Executive Officer of Rea International Inc., an automotive fuel systems manufacturer. Prior to May 1995, Mr. Virgilio was a business consultant. From February 1981 to November 1993, he was President and Chief Executive Officer of A.G. Simpson Limited. Mr. Virgilio currently serves as a director of Numatech Industries, and Jacob’s Ladder, a charitable research foundation.

Anthony Bellantuoni joined Holdings in September of 2007 as Vice President of Human Resources. He also serves as Vice President and Secretary of GSI and MES and a Director of MES. Prior to joining the Company, Mr. Bellantuoni was employed at Dassault Systemes where he served as Vice President of Human Resources for their ENOVIA Division. Prior to that, he was Vice President, Human Resources and Administration for the SIMULIA Division of Dassault Systemes, formerly privately held ABAQUS, Inc. Before joining ABAQUS, Mr. Bellantuoni was Senior Vice President of Human Resources at ePresence, formerly Banyan Systems, and held various human resources management roles at Wang Laboratories, Inc. including assignments in Hawaii, Sydney, Australia and Brussels, Belgium.

Philippe Brak joined the Company on January 2, 2008 as Vice President and General Manager for the Company’s lasers business. Prior to joining the Company, Mr. Brak was President and CEO of NP Photonics, a fiber laser company, where he served initially as Vice President, Sales and Marketing. Before joining NP Photonics, Mr. Brak was employed at Gigabit Optics, where he established its worldwide distribution networks. Prior to that, he spent 16 years at Spectra-Physics Lasers, Inc. in various General Management and Sales and Services Management roles in Europe and in the USA, including Vice President and General Manager for the company’s worldwide OEM business.

Stephen Webb became Managing Director of Westwind Air Bearings Ltd. in February 2003. Westwind was acquired by Holdings in December 2003. From 2001 to 2003, Mr. Webb was Operations Director at Oxford Instruments Analytical, a maker of subsystems for electron microscopes and NMR equipment. Prior to 2001, he was Operations Director at EEV Ltd., a maker of semiconductor and microwave components used in a broad range of niche applications from gas sensing to satellites.

C.	Prepetition Financing

The Debtors have no material secured debt. In August 2008, in order to finance a portion of the Excel acquisition, GSI issued and sold the Senior Notes to various investors.

D.	Events Leading to the Commencement of the Chapter 11 Cases.

1.	Reasons for the Company’s Delay in Filings Periodic Reports, Revenue Recognition Issues and Audit Committee Review

In August 2008, Holdings closed its acquisition of Excel. Delays in the integration of the financial accounting systems of Holdings and Excel following the acquisition initially led to a delay of several weeks in the preparation of Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008 (the “2008 Q3 Report”). Shortly thereafter and prior to filing the 2008 Q3 Report, on December 4, 2008, Holdings announced that it had identified potential errors in the recognition of revenue related to sales to a customer in the first and second fiscal quarters of 2008 in Holdings’ Semiconductor Systems Segment, which were brought to the attention of the Audit Committee of Holdings’ Board of Directors (the “Audit Committee”) by Holdings’ management. Following an initial internal review, the Audit Committee, in consultation with Holdings’ outside legal counsel and its independent auditors, Ernst & Young (“E&Y”), determined that it was appropriate to undertake an independent review of the potential revenue recognition issues brought to its attention.

On or about November 25, 2008, the full Audit Committee took over the investigation and initiated a broader review of sales transactions in Holdings’ Semiconductor Systems Segment, along with other sales transactions that contain arrangements with multiple deliverables for fiscal years 2007 and 2008. The review was subsequently expanded to include fiscal year 2006. After the Audit Committee took over the investigation, the Audit Committee retained independent legal counsel and forensic accounting experts to assist it in its review.

Initially, Holdings identified revenue of approximately $8,982,000 recognized in the first fiscal quarter ended March 28, 2008 and revenue of approximately $7,194,000 recognized in the second fiscal quarter ended June 27, 2008 that should have been deferred until the delivery of additional equipment in accordance with EITF 00-21 Revenue Arrangements with Multiple Deliverables. Accordingly, the Audit Committee determined, as announced in a press release on December 4, 2008, that it identified errors in the recognition of revenue related to sales to a customer in the first and second fiscal quarters of 2008 in Holdings’ Semiconductor Systems Segment and that the previously issued financial statements contained in Holdings’ Quarterly Reports on Form 10-Q for the periods ended March 28, 2008 and June 27, 2008 should no longer be relied upon.

Subsequently, Holdings announced that it had identified additional revenue recognition errors related to the timing of revenue recognition from sales to certain Semiconductor Systems Segment customers during fiscal year 2007. The Audit Committee concluded, upon the recommendation of Holdings’ management, that the range of potential adjustments resulting from the identified errors is material to the financial statements of Holdings for the periods indicated and as a result, the Audit Committee determined that the previously issued interim and annual historical financial statements for 2007 should no longer be relied upon. The Audit Committee thereafter expanded the scope of its investigation to include fiscal year 2006.

On March 30, 2009, Holdings announced that it had identified additional revenue recognition errors related to the timing of revenue recognition from sales to certain Semiconductor Systems Segment customers during fiscal year 2006. The Audit Committee concluded, upon the recommendation of Holdings’ management, that the range of potential adjustments resulting from the identified errors is material to the financial statements of Holdings for the periods indicated and as a result, the Audit Committee determined that the previously issued interim and annual historical financial statements for 2006 should no longer be relied upon.

The Audit Committee’s advisors reported the results of the investigation to Holdings’ Audit Committee on April 24, 2009. Holdings voluntarily reported the investigation results to the SEC on April 30, 2009. Thereafter, on June 30, 2009, Holdings announced that it was undertaking a preliminary review of the timing of revenue recognized in connection with multiple element arrangements in its Precision Technology Segment from 2004 through 2008 to determine if adjustments need to be made to those periods.

On May 14, 2009, Holdings received a notice from the SEC indicating that the SEC is conducting a formal investigation, In the Matter of GSI Group, Inc. (3-02420), relating to Holdings’ identified errors in the timing of recognition of revenue from sales to certain Semiconductor Systems Segment customers from 2005 through 2008. Holdings intends to cooperate fully with the SEC’s investigation. Holdings cannot predict the outcome of the investigation at this time.

On August 31, 2009, Holdings announced approximate ranges of restated revenues in its Precision Technology Segment during fiscal years 2004 through 2008.

2.	As of November 18, 2009, Holdings has completed its determination of the revenue adjustments in both its Semiconductor Systems and Precision Technology Segments, and is in the process of finalizing its restated financial reports, which the Company currently expects to file promptly. The Securities Class Action

On December 12, 2008, in connection with the delayed filing of its results for the quarter ended September 26, 2008, and the announcement of a review of revenue transactions, a putative shareholder class action entitled Wiltold Trzeciakowski, Individually and on behalf of all others similarly situated v. GSI Group Inc., Sergio Edelstein, and Robert Bowen, Case No. 08-cv-12065 (GAO) (the “Securities Class Action”), alleging federal securities violations was filed in the United States District Court for the District of Massachusetts (“District Court”) against Holdings and certain of Holdings’ current and former officers and directors. The complaint alleges that Holdings and the individual defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder, and seeks recovery of damages in an unspecified amount. The action was brought on behalf of a putative class of purchasers of Holdings’ stock (as may be modified, the “Putative Class”) between April 30, 2008 and December 3, 2008 (the “Class Period,” which is subject to amendment). A lead plaintiff (the “Lead Plaintiff”) was appointed on May 8, 2009. Lead Plaintiff alleges that the defendants in the Securities Class Action made false and/or misleading statements and/or alleges that defendants failed to disclose: 1) that Holdings improperly recognized revenue; 2) that as a result, Holdings misstated its financial results during the Class Period, 3) that Holdings’ financial results were not prepared in accordance with Generally Accepted Accounting Principles; 4) that Holdings lacked adequate internal and financial controls; and 5) as a result of the above, Holdings’ financial statements were materially false and misleading. On July 1, 2009, the District Court ordered the Lead Plaintiff to file a consolidated or amended complaint within 30 days of Holdings’ filing of restatements for certain of its historical financial results with the SEC. On December 23, 2009, the parties to the Securities Class Action entered into a stipulation extending the deadline for Lead Plaintiff to file a consolidated or amended complaint against individual defendants Sergio Edestein and Robert Bowen to February 5, 2010. Because of the automatic stay in bankruptcy, Holdings was not involved in the stipulation. However, Lead Plaintiff reserved the right in the stipulation to seek leave to amend its operative complaint at an appropriate later date to litigate the case against Holdings. The defendants reserved the right to file a motion to dismiss or seek alternative relief on the grounds that all claims, including those against the individual defendants, should be stayed. Due to the preliminary status of the action and the uncertainties related to litigation, Holdings cannot predict its ultimate outcome at this time. However, even if Holdings’ defense is successful, defense of the litigation could require significant management time and could be costly. Should Holdings not prevail in this litigation matter, Holdings’ operating results, financial position and cash flows could be adversely impacted.

Holdings’ current directors and officer insurance policies are comprised of (i) a primary policy with ACE American Insurance Company with a coverage of $10,000,000, (ii) an excess policy with Federal Insurance Company with a coverage of $10,000,000, and (iii) an additional policy with Steadfast Insurance Company covering directors and officers for non-indemnifiable claims with a coverage of $7,000,000. The coverage requires Holdings to itself absorb the first $500,000 of expenses or liability in the nature of a so-called “deductible” or “retention” amount. Holdings believes that the coverage under these policies is sufficient to cover any claims arising out of the Securities Class Action and, to the extent legally required, intends to assume each of these insurance policies as executory contracts. As such, Holdings intends to rely on the above described insurance policies to fully cover any amount that may be asserted pursuant to the Securities Class Action. Lead Plaintiff asserts that the damages in the Securities Class Action may exceed the amount of the available insurance.

Under the Plan, Class 6A (Holdings Equity Interests) includes any Claim subordinated pursuant to section 510(b) of the Bankruptcy Code arising from the rescission of a purchase or sale of any Equity Interest or rights relating to any Equity Interest, or any Claim for damages arising from the purchase or sale of any Equity Interest, including, in each case, common shares of Holdings or any Claim for reimbursement, contribution, or indemnification arising from or relating to any such Claims. Because of the nature of the claims alleged in the Securities Class Action, the Lead Plaintiff and the Putative Class may be entitled to share, to the extent of any liability of Holdings by settlement or judgment not fully covered by applicable insurance, in the distribution to holders of Allowed Class 6A Holdings Equity Interests of New Common Shares, New $1.10 Warrants and New $2.00 Warrants. On account of the insurance coverage described above, Holdings does not believe that any such sharing or dilution would be material.

3.	NASDAQ Proceedings

On November 13, 2008, Holdings received a Delinquency Compliance Alert Letter from The Nasdaq Stock Market (“Nasdaq”), indicating that Holdings was not in compliance with Listing Rule 5250(c)(1) (formerly Nasdaq Marketplace Rule 4310(c)(14)) (the “Rule”), since Holdings had not yet filed its 2008 Q3 Report. As requested by Nasdaq, on January 12, 2009, Holdings timely submitted to Nasdaq a compliance plan, which was subsequently supplemented, outlining Holdings’ planned actions to regain compliance with the Rule. Based on Nasdaq’s review of the compliance plan, on February 11, 2009, Nasdaq gave Holdings notice indicating that it had been granted an extension until May 4, 2009 to file its Q3 2008 Report with the SEC and regain compliance with the Rule.

Due to the aforementioned Audit Committee review, Holdings was unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2008, and subsequently received another Delinquency Compliance Alert Letter from Nasdaq on March 27, 2009. Having failed to regain compliance with the Rule within the extension period granted to Holdings by Nasdaq, on May 6, 2009, Nasdaq delivered to Holdings a Staff Determination Notice stating that Holdings’ stock is subject to delisting. Thereafter, in accordance with Nasdaq procedures, Holdings requested a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”) to appeal the Staff Determination and address the delayed filing of Holdings’ periodic reports. The hearing before the Panel was held on June 11, 2009. At Holdings’ request, Nasdaq granted Holdings a stay of delisting pending Holdings’ scheduled hearing.

In its submission to the Panel, Holdings informed the Panel that the filing delay was due, in large part, to the Audit Committee’s investigation of Holdings’ revenue recognition of sales transactions in Holdings’ Semiconductor Systems Segment. Holdings also informed the Panel that the investigation was completed in May 2009 and, barring any unforeseen issues, Holdings expected to complete its revenue restatement and regain compliance with the Rule by September 30, 2009, and by no means later than October 31, 2009.

Holdings further informed the Panel that it had substantially completed its review of revenue transactions in the Semiconductor Systems segment for fiscal years 2006 through 2008 for purposes of finalizing its financial statements. Finally, Holdings informed the Panel that the Audit Committee referred two additional reviews to Holdings, which Holdings expected to complete within the timeframe set out in the compliance plan: (i) a review of revenue transactions in its Semiconductor Systems segment for fiscal years 2004 and 2005; and (ii) a review of revenue transactions in Holdings’ Precision Technology segment. Because Holdings was managed by persons other than current management in fiscal years 2004 and 2005, that review was not the subject of a protracted independent investigation.

On July 22, 2009, Holdings announced that the Panel granted Holdings’ request for continued listing on Nasdaq. The Panel’s determination was conditioned on Holdings (i) reporting to the Panel on or before August 31, 2009, the status of its public disclosure about the range of adjustments Holdings expects to make to revenue transactions in its Precision Technology Segment for 2004 through 2008 and (ii) filing on or before November 2, 2009, its delayed periodic reports and any required restatements. On August 31, 2009, Holdings issued a press release announcing, among other matters, approximate ranges of restated revenues in its Precision Technology Segment during fiscal years 2004 through 2008. While Holdings continues to work diligently to complete the preparation and filing of its delayed periodic reports, in addition to its restated financial statements for fiscal years 2006, 2007 and 2008, Holdings was not able to meet the November 2, 2009 deadline. Accordingly, on November 3, 2009, Holdings received notification from the Panel that the Panel determined to delist Holdings’ shares from Nasdaq and suspended trading in Holdings’ shares effective at the open of business on November 5, 2009.

As provided under applicable Nasdaq rules, Holdings timely requested a review of the Panel’s delisting determination by the Nasdaq Listing and Hearing Review Council (the “Listing Council”). In addition, in accordance with Nasdaq rules, both the Listing Council and the Board of Directors of The Nasdaq Stock Market LLC (the “Nasdaq Board”) may call the Panel’s decision for review. Under the applicable Nasdaq rules, the Listing Council cannot grant an exception to Holdings beyond November 2, 2009 (which is 360 days from the due date of the first late periodic report). There can be no assurances, however, that Holdings’ request for review will be successful, that either the Listing Council or the Nasdaq Board will call the decision for review, or that Holdings’ common stock will not be delisted.

4.	Discussions with Noteholders

In connection with Holdings’ failure to file the 2008 Q3 Report, on December 12, 2008, Holdings announced that it had received four letters from certain Noteholders of its Senior Notes, alleging that Holdings had failed to comply with the covenant in Section 4.02 of the Senior Note Indenture as a result of Holdings’ failure to file its 2008 Q3 Report within the time period specified by the rules and regulations of the SEC. These Noteholders further alleged that, if such failure continued for 60 days from the date that Holdings received notices of failure from Holders comprising at least 25% of the aggregate principal amount of Senior Notes then outstanding, then such failure would constitute an event of default. Although Holdings did not believe that the letters constituted proper notice as required pursuant to the terms of the Indenture, and notified the trustee under the Indenture as such, Holdings continued to work diligently to complete the review by its Audit Committee and to file its 2008 Q3 Report to avoid any claim of an “Event of Default” from occurring under the Indenture. Upon receipt of the letters from the Noteholders, Holdings began engaging in ongoing discussions with the Noteholders. On February 11, 2009, Holdings announced that it entered into forbearance agreements with certain Noteholders holding greater than 75% of the outstanding aggregate principal amount of the Notes, pursuant to which such Noteholders agreed to forebear from taking any action or exercising any remedies under the Senior Note Indenture as a result of Holdings’ delayed periodic reports until February 27, 2009, pursuant to other terms and conditions more specifically set forth therein.

Subsequent to the Forbearance Agreements, the Debtors continued to engage the Noteholders in discussions regarding possible restructuring of its debt. On June 30, 2009, Holdings announced that it reached an agreement on a non-binding term sheet with the Noteholders to consensually restructure Holdings’ outstanding obligations under the Senior Notes. Since that time, Holdings has conducted an extensive process to identify possible alternatives to the transactions described in the Plan, and has concluded that the transactions described in the Plan provide the highest and best treatment for all creditors of the Debtors’ estates, Holdings’ shareholders and the Company’s customers, vendors and employees.

For a variety of reasons, the Equity Committee believes that the process the Debtors undertook to identify possible alternatives to the transactions negotiated with the holders of Senior Notes was insufficient to enable the Debtors to maximize their value or to establish that the Plan provides the highest and best treatment for Holdings’ shareholders.

Following negotiations between the Debtors and certain of the Noteholders about the restructuring, the Debtors and certain of the Noteholders entered into the Plan Support Agreement on November 19, 2009. On the Petition Date, the Debtors filed a motion for authority to assume and for approval of the Plan Support Agreement. The Bankruptcy Court approved the motion on December 18, 2009. Pursuant to the Plan Support Agreement, as filed with and approved by the Bankruptcy Court, holders of 88.1% of the outstanding principal amount of the Senior Notes have agreed to vote for the Plan to the extent the Debtors continue to comply with the terms and conditions of the Plan Support Agreement.

Under the terms of the Plan Support Agreement, substantially based on the term sheet announced by the Debtors on June 30, 2009, the Debtors agreed to exchange the Senior Notes and the GSI UK Note for (a) a new $104.1 million secured loan due August 2014, (b) New Common Shares representing 81.4% of Holdings’ fully diluted equity ownership and (c) certain Cash Note Payments, resulting in the reduction of the Debtors’ funded indebtedness by more than $125,000,000 and leaving the Debtors’ remaining debt, including all vendor payables and all or substantially all other claims, unimpaired under the Plan. The Plan Support Agreement further provides that, subject to their fiduciary obligations as debtors in possession based upon advice of counsel, the Debtors agreed to use their best efforts to: (a) support and complete the Restructuring (as defined in the Plan Support Agreement) and all transactions contemplated by the Plan; (b) take any and all necessary and appropriate actions in furtherance of the Restructuring; (c) complete the Restructuring and all transactions contemplated under the Plan within the time-frames outlined in the Plan Support Agreement; (d) obtain any and all required regulatory and/or third-party approvals for the Restructuring; and (e) not directly or indirectly seek, solicit, support, consent to, or participate in the negotiation or formulation of (1) any plan of reorganization, proposal, offer, dissolution, winding up, liquidation, reorganization, merger, or restructuring for the Debtors other than the Plan, (2) any disposition inconsistent with the Plan of all or any substantial portion of the assets of the Debtors, or (3) any other action that is inconsistent with, or that would delay or obstruct the proposed solicitation, confirmation, or consummation of, the Plan. The termination rights of the Noteholders under the Plan Support Agreement are discussed in Section VIII.B. – RISK FACTORS – Termination Rights Under Plan Support Agreement.

5.	Debtors’ Ability to Meet their Obligations Arising Prior to and Following the Filing of the Plan

The Debtors have met their obligations as they have come due. These obligations have included approximately $23 million of annual interest payments on the Senior Notes, approximately $17 million of non-recurring professional and other costs during the past 12 months related to the review of revenue transactions in both their Semiconductor Systems and Precision Technology business segments, approximately $5 million of non-recurring professional and other costs related to the debt restructuring and $2 million for severance costs. The Debtors had sufficient cash from operations to meet their obligations arising prior to their filing of the Plan and believe that they will continue to have sufficient cash to readily pay when due all ordinary course obligations arising after the commencement of the Chapter 11 Cases. In fact, the Debtors made several motions with respect to continued payment of their ordinary course and similar obligations following the commencement of the Chapter 11 Cases, including payment of Ordinary Course Professionals, payments of Critical Vendor Claims and continuation of their bonus plans and employee awards programs. The Bankruptcy Court approved all of these motions and the Debtors have continued to meet all of their obligations when due following the Petition Date. In this and every other respect, he Debtors are making every effort to commence and implement these cases with as little disruption as possible to their highly valued customers, employees and vendors. The Debtors have operations and subsidiaries around the World, and the continuity of payments and the honor of ordinary course employment benefit, product warranty, customer service and cash management systems and practices, especially in areas not well versed in U.S. bankruptcy law, is critical to the preservation of the Debtors’ enterprise value and the mitigation of reputational and competitive risk. The Debtors respectfully submit that relief in those respects on short notice is especially appropriate where, as here, the only impaired creditors are those who actively support confirmation of a pre-negotiated plan of reorganization filed on the Petition Date.

V.	FINANCIAL PROJECTIONS AND ASSUMPTIONS

A.	Purpose and Objectives.

The value of the securities to be issued pursuant to the Plan depend in part upon the ability of the Debtors to achieve the financial results projected on the basis of their assumptions.

In order to maximize creditor recoveries, the Debtors must seek to maximize the value of their businesses. Additionally, for the Plan to meet the feasibility test of section 1129(a)(11) of the Bankruptcy Code, the Bankruptcy Court must conclude that confirmation of the Plan is not reasonably likely to lead to the liquidation or further reorganization of the Debtors.

With these considerations in mind, the Debtors formulated their projections and assumptions, which in turn served as the basis for the Plan. The Debtors believe that the assumptions that serve as the basis for the projections are reasonable under the circumstances and that achieving the projections set forth in the Disclosure Statement will maximize the value of businesses of the Debtors.

B.	Pro Forma Financial Projections.

1.	Responsibility For and Purpose of the Projections.

The consolidated financial projections (the “Projections”) for the Company, attached hereto as Exhibit “C”, include the expected financial results of the Reorganized GSI Entities as well as the expected results of the Company’s wholly-owned subsidiaries which are not Debtors and are not involved in the Chapter 11 Cases (collectively, the “Reorganized Company”). The Projections were prepared by the Debtors in good faith using assumptions believed to be reasonable. A significant number of assumptions about the operations of the business after emergence from bankruptcy were based, in part, on economic, competitive, and general business conditions prevailing at the time the Projections were developed. Further, and notwithstanding the uncertainty inherent in bankruptcy, these projections do not contemplate any negative impact on the business arising from the Plan. Any future changes in these conditions, including a delay in the consummation of the Plan, may materially impact the ability of the Reorganized Company to achieve the financial results set forth in the Projections. In addition, the Projections have been prepared on the basis that a debt restructuring will occur and the current principal debt balance of $210.0 million owed on the Senior Note and the $20 million owed on the GSI UK Note will be exchanged for New Senior Secured Notes in the amount of $104.1 million and 81.4% of the Debtors’ equity. Holders of the Senior Notes and GSI UK Notes will share pro-rata in both the New Senior Secured Notes and Debtor’s equity. The holders of the Senior Notes and the GSI UK Note will be allocated $95 million and $9.1 million of the $104.1 million New Senior Secured Notes, respectively. The 81.4% equity in the Debtors’ will be allocated 74.3% and 7.1%

to the Holders of the Senior Notes and the GSI UK Note, respectively. Due to the fact that the holder of the GSI UK Note is wholly-owned foreign subsidiary of the Company, the note and resulting fees and interest associated with its pro-rata share is not reflected as debt or cash disbursements in the Projections of the Company as it is intercompany and eliminated in consolidation.

2.	Inherent Uncertainty of the Projections.

The Projections should be read in conjunction with the assumptions and qualifications set forth herein, the footnotes included in the Projections and the Debtors’ historical consolidated financial information (including the notes and schedules thereto). The Projections cover the operations of the Reorganized Company through 2013. The Projections are based on numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms; realization of the operating strategy of the Reorganized Company; industry performance; no material adverse changes in applicable legislation or regulations, or the administration thereof, or generally accepted accounting principles; general business and economic conditions; competition; retention of key management and other key employees; absence of material contingent or unliquidated litigation, indemnity, or other claims; and other matters, many of which will be beyond the control of the Reorganized Company, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the Projections are based upon future business decisions and objectives, they are subject to change. Although the Projections are presented with numerical specificity and are based on reasonable expectations developed by the Debtors’ management, the assumptions and estimates underlying the Projections are subject to significant business, economic, and competitive uncertainties and contingencies, many of which will be beyond the control of the Reorganized Company. Accordingly, the Projections are only estimates and are necessarily speculative in nature. It can be expected that some or all of the assumptions in the Projections will not be realized and that actual results will vary from the Projections. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the Projections. The projected financial information contained herein should not be regarded as a representation or warranty by the Company, the Debtors, the Debtors’ advisors, or any other Person that the Projections can or will be achieved.

The Projections were not prepared in accordance with standards for projections promulgated by the American Institute of Certified Public Accountants or with a view toward compliance with published guidelines of the SEC regarding projections or forecasts. When an entity emerges from Chapter 11 bankruptcy, the emerging entity is a new legal entity. The new legal form of the emerging entity does not, however, dictate the accounting treatment as either a new or continuing entity. The Reorganized Company may qualify for fresh start accounting. Fresh start accounting represents a change in the historical book basis of the assets and liabilities of the reconstituted entities if the reorganization value of the assets is less than the post-petition liabilities and allowed claims and if the pre-petition shareholders lose control of the reconstituted entity by receiving less than 50% of the voting shares of the emerging entity. If either condition is not met, a new reporting entity is not created for accounting purposes and fresh start accounting is not applicable. The Consolidated Balance Sheet included in the Projections has been prepared on the assumption that the Reorganized Company is not required to adopt fresh start accounting. Final entries to convert the debt to equity could cause the audited balance sheet to differ significantly from that reflected in the Projections. Additionally, if the Reorganized Company is required to adopt fresh start accounting, the actual adjustments the Reorganized Company will be required to adopt upon emergence may cause the post-emergence balance sheet to differ significantly from the Consolidated Balance Sheet included in the Projections. However, the required entries under either of these scenarios are not expected to impact cash balances significantly. Moreover, the Projections have not been audited, reviewed or compiled by the Debtors’ independent public accountants.

3.	Special Note Regarding Forward Looking Statements.

Statements contained in the Disclosure Statement and incorporated by reference therein, including the Projections, may be considered “forward looking statements” within the meaning of federal securities law. Such forward looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Potential risks and uncertainties include, but are not limited to, general economic and business conditions, the competitive environment in which the Reorganized Company operate and will operate, the success or failure of the Reorganized Company to implement their current business and operational strategies, the level of vendor trade support, labor relations and labor costs, the ability of the Reorganized Company to maintain and improve their net sales and margins, the overall liquidity of the Reorganized Company, the ability of the Reorganized Company to timely complete the Restatements and make the necessary filings with the SEC, and the ability of Reorganized Holdings to regain and maintain listing of its common shares.

VI.	THE REORGANIZATION CASES

A.	Commencement of the Chapter 11 Cases.

On November 20, 2009, Holdings and the other Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Plan and this Disclosure Statement were originally filed with the Bankruptcy Court together with the petition.

B.	Continuation of Business after the Petition Date.

The Debtors will continue to operate their businesses and manage their property as Debtors in Possession after the Petition Date. The Debtors will seek the Bankruptcy Court’s approval for all transactions that were outside the ordinary course of their businesses.

The Debtors are making every effort to commence and implement these cases with as little disruption as possible to their highly valued customers, employees and vendors. As set forth in detail below, the Debtors seek immediate entry of orders to effectuate this goal.

1.	First Day Motions

On the Petition Date, the Debtors filed a series of motions seeking various relief from the Bankruptcy Court designed to minimize any disruption of business operations and to facilitate their reorganization. The Bankruptcy Court held a hearing on the “first day motions” and other matters on November 23, 2009, and approved each request by the Debtors.

a.	Joint Administration.

In order to expedite the administration of these Chapter 11 Cases and reduce administrative expenses without prejudicing any creditor’s substantive rights, the Debtors sought authority to consolidate all filings under a single case name, in a single docket. The Bankruptcy Court entered an order granting the motion on November 24, 2009.

b.	Consolidated List of Creditors.

The Debtors filed a motion seeking permission to file (i) a consolidated list of creditors and (ii) a consolidated list of the Debtors’ thirty (30) largest creditors, as well as permission to complete all mailings of notices, which was approved by the Bankruptcy Court by order entered on November 24, 2009.

c.	Retention of Professionals.

The Debtors sought Bankruptcy Court authority to retain and employ certain professionals (the “Professionals”) to represent them and assist them in connection with their Chapter 11 Cases. Some of these Professionals have been intimately involved with the negotiation and development of the Plan and include, among others: (i) Brown Rudnick LLP, as co-counsel for the Debtors; (ii) Saul Ewing LLP, as co-counsel for the Debtors; (iii) Wilson Sonsini Goodrich & Rosati, as corporate counsel for the Debtors; (iv)The Garden City Group, Inc.(“Garden City”), as Claims and Noticing Agent for the Debtors; and (v) CRG Partners (“CRG”), as financial advisor to the Debtors. The Bankruptcy Court entered an order granting authority to retain Garden City on November 24, 2009. After a subsequent hearing to consider the retention applications of the other Professionals described herein, the Bankruptcy Court authorized their retention by orders entered December 18, 2009.

d.	Interim Compensation.

In an effort to enable all parties to monitor the costs of administration, enable the maintenance of a more level cash flow availability and implement efficient cash management, the Debtors have developed procedures for interim compensation and reimbursement of expenses of the Professionals. On the Petition Date, the Debtors sought an order establishing certain procedures with which all Professionals would be required to comply in seeking compensation and reimbursement. The Debtors filed a corrected motion on December 7, 2009, which was revised only to address a specific compensation procedure. The Bankruptcy Court entered an order approving the motion, as corrected, on December 18, 2009.

e.	Ordinary Course Professionals.

On the Petition Date, the Debtors sought authority to continue using the services provided by certain “ordinary course professionals” to represent and advise them in matters unrelated to the commencement or administration of these Chapter 11 Cases, without the need to file separate, formal retention applications. The Debtors filed a corrected motion on December 7, 2009, which was revised only to set forth further procedures with respect to the payment of ordinary course professionals, and, on December 17, 2009, filed revised ordinary course professionals lists which added two additional professionals to the Debtors’ proposed lists. The Bankruptcy Court granted the requested relief, by order entered December 18, 2009.

f.	Employee Related Matters.

Of particular importance to the Debtors’ efforts to stabilize their businesses and continue their operations uninterrupted was their ability to maintain the continued support and cooperation of their employees. Accordingly, on the Petition Date, the Debtors sought authority to pay certain prepetition obligations owing to the Debtors’ employees, including, but not limited to: (i) amounts owed to employees for wages and salaries; (ii) reimbursement of pre-petition employee business expenses incurred in the ordinary course, such as travel, meals and lodging; (iii) maintenance of employee health and welfare plans, workers’ compensation, 401(k), and other similar benefits; (v) payment of pre-petition tax and other withholdings to third-parties; and (iv) other miscellaneous employee expenses and benefits (the “Employee Wage Motion”).

On November 24, 2009, the Bankruptcy Court entered an order granting the relief requested in the Employee Wage Motion other than (a) the Debtors’ request for authorization to continue their full Bonus Plan and Awards Program as set forth and defined in the Employee Wage Motion, and (b) any of the relief requested in the Employee Wage Motion as to the Debtors’ Insiders, as such term is defined in section 101(31) of the Bankruptcy Code (the “Continued Employee Programs”). After consideration of the Continued Employee Programs at a final hearing held on December 18, 2009, the Bankruptcy Court entered an Order granting the Employee Wage Motion as it relates to the Continued Employee Programs.

g.	Cash Management and Investment and Deposit Policies.

As of the Petition Date, the Debtors had in place a cash management system for the collection of receipts and the disbursement of funds. Contemporaneously with the filing of the Petition, the Debtors filed a motion for an order authorizing the Debtors to continue to use their existing cash management system, bank accounts, and business forms; and continue post-petition their system of intercompany transfers (the “Cash Management Motion”).

Continued use of the existing cash management system is essential to facilitate the Debtors’ smooth and orderly transition into chapter 11, minimize the disruption to their businesses while in chapter 11, and expedite their emergence from chapter 11. Requiring the Debtors to adopt and implement a new cash management system would likely increase the costs of the chapter 11 cases, primarily as a result of the significant time and expense associated with the transition to a new cash management system. For the same reasons, requiring the Debtors to cancel their existing bank accounts and establish new accounts or requiring them to create new business forms would only frustrate the Debtors’ efforts to reorganize expeditiously.

Section 345 of the Bankruptcy Code establishes certain guidelines for the deposit and investment of funds of the Debtors’ Estates. Upon an appropriate showing, such guidelines may be waived by the Bankruptcy Court, and the Debtors may be authorized to continue to deposit and invest their funds pursuant to an existing investment policy. The Debtors believe that strict adherence to the requirements of section 345 would cause significant disruption to their cash management system, to the detriment of the Debtors’ businesses and creditors. The Debtors also believe that their existing investment policies provide for the secure and efficient investment and management of the Debtors’ funds, and that the disruption that would result from compliance with section 345 is not warranted, particularly in light of the anticipated short duration of the Debtors’ chapter 11 cases. Accordingly, the Debtors sought a waiver of the requirements of section 345 so as to permit them to continue their existing deposit and investment policies.

On November 24, 2009, the Bankruptcy Court entered an interim order granting the relief requested in the Cash Management Motion other than the Debtors’ request for authorization to (a) make transfers to their subsidiaries and affiliates, (b) honor and make payments in respect of post-petition intercompany balances to subsidiaries and affiliates, and (c) make such payments on behalf of their subsidiaries and affiliates to third parties in accordance with prior practice (the “Continued Cash Management Program”). After consideration of the Continued Cash Management Program at a final hearing, the Bankruptcy Court entered a final order on December 18, 2009 granting the Cash Management Motion as it relates to the Continued Cash Management Program.

h.	Maintenance of Utility Services.

Prior to the Petition Date, in connection with the operation of their businesses and management of their properties, the Debtors obtained a wide range of utility services (collectively, the “Utility Services”) from certain utility companies (the “Utility Companies”), including electricity, telephone and similar service suppliers for which no alternate service can be expected. It is essential that the Utility Services continue uninterrupted after the Petition Date. Accordingly, on the Petition Date, the Debtors sought an order (i) prohibiting the Utility Companies from altering, refusing or discontinuing service to the Debtors, and (ii) establishing procedures for determining requests for additional adequate assurance. An order granting interim relief requested in the motion was entered by the Bankruptcy Court on November 24, 2009. After a final hearing, on December 18, 2009, the Bankruptcy Court entered a final order granting the utilities motion.

i.	Payment of Prepetition Taxes and Government Fees.

In the ordinary course of business, the Debtors incur certain sales, use, franchise, income and other taxes, fees for licenses and reporting, and other similar charges and assessments (collectively, the “Taxes”) that are payable directly to various foreign, state and local taxing authorities (collectively, the “Taxing Authorities”) as such payments become due. The Debtors have facilities and operations throughout the United States, and GSI has branch offices located in Korea and Taiwan; accordingly, the Debtors are subject to the payment of Taxes to numerous Taxing Authorities located throughout the country and abroad. On the Petition Date, the Debtors sought entry of an order for authority to pay prepetition Taxes owed to the Taxing Authorities in the ordinary course of business, on an unaccelerated basis, as such payments became due and payable and to the extent adequate funds are available to make such payments. The Bankruptcy Court entered an order granting the motion to pay the Taxes on November 24, 2009.

j.	Critical Vendors.

On the Petition Date, the Debtors sought entry of an order for authority to pay, in their discretion, (i) certain prepetition claims of critical vendors (the “Critical Vendor Claims”) and (ii) certain obligations arising under section 503(b)(9) of the Bankruptcy Code in connection with goods supplied by vendors that were received by the Debtors in the ordinary course of their businesses within the twenty day period before the Petition Date. The Debtors believe that payment of the Critical Vendor Claims is vital to the Debtors’ reorganization because the Critical Vendors are the only source from which the Debtors can procure certain goods and services within a timeframe and at a price that will permit the Debtors to continue their businesses. The Bankruptcy Court entered an order authorizing the payment of Critical Vendor Claims on November 24, 2009. After a subsequent hearing on December 18, 2009, the Bankruptcy Court entered an order authorizing payment of the section 503(b)(9) claims.

k.	Maintenance of Warranty Practices.

Prior to the Petition Date and in the ordinary course of their businesses, the Debtors engaged in certain practices to develop and sustain positive reputations in the marketplace for their products and services, including providing warranties on equipment (collectively, the “Warranties”). On the Petition Date, the Debtors sought entry of an order for authority to honor, in their discretion and subject to certain conditions, their prepetition obligations to customers under the Warranties and to otherwise continue prepetition warranty practices in the ordinary course of business. On November 24, 2009, the Bankruptcy Court entered an order granting the motion.

l.	Compliance with and Confirmation of Certain Provisions of the Bankruptcy Code.

To aid in the administration of the Debtors’ bankruptcy cases and to provide the Debtors with the breathing space to focus on maximizing the value for their stakeholders, the Debtors requested an order that confirms the application of three key protections afforded to the Debtors under the Bankruptcy Code: (a) the automatic stay provisions of section 362; (b) the anti-termination and anti-modification provisions of section 365; and (c) the anti-discrimination provisions of section 525. The Debtors believe that the extensive and global nature of the Debtors’ businesses and their wide-range dealings with non-U.S. creditors and other parties who are unfamiliar with the protections afforded chapter 11 debtors under the Bankruptcy Code require that an order implementing these protections be entered by the bankruptcy court.

In addition, the Debtors sought entry of an order confirming: (a) the administrative expense priority status of the Debtors’ undisputed and liquidated obligations to suppliers for the postpetition delivery of requested goods; and (b) that the Debtors have the authority to pay such expenses in the ordinary course of their businesses. The Debtors believe that, as a result of the Debtors’ filing of their chapter 11 cases, many suppliers, particularly foreign or unsophisticated suppliers, may perceive a risk that they will not be paid or may be treated as prepetition general unsecured creditors for the cost of any shipments made after the Petition Date. As such, the Debtors sought entry of an order confirming the Debtors’ undisputed and liquidated obligations to suppliers for shipments of goods received after the Petition Date – relief which is uncontroversial and merely confirms the treatment of such postpetition obligations under the Bankruptcy Code.

On November 24, 2009, the Bankruptcy Court entered orders granting the relief requested in both of these motions.

C.	Representation of the Debtors.

In 2008, the Debtors retained Wilson Sonsini Goodrich & Rosati (“WSGR”) to provide legal advice with respect to various corporate matters. Subsequently, WSGR has provided legal advice with respect to a variety of issues including the restatement of Holdings’ financial statements and NASDAQ matters described in “Events Leading to the Commencement of the Chapter 11 Cases” above. The Debtors retained Brown Rudnick LLP (“BR”) in March 2009 and Saul Ewing LLP (“SE”) in September 2009 to provide legal advice with respect to the restructuring and bankruptcy proceedings, and preparation of the requisite petitions, pleadings, exhibits, lists and schedules in connection with the commencement of the Chapter 11 Cases.

Prior to the Petition Date, the Debtors employed certain professionals, in the ordinary course of business, to render services to their Estates (collectively, the “Ordinary Course Professionals”), including legal services and certain accounting, tax and consulting services, which were necessary to the day-to-day continuation of the Debtors’ operations.

In addition to WSGR, BR and SE, and the Ordinary Course Professionals, the Debtors requested, and received, approval from the Bankruptcy Court for the retention of Garden City and CRG as described above; Ernst & Young LLP, as Auditor as to accounting restatement matters to the Debtors; and FTI Consulting, Inc., to provide consulting services to the Debtors.

D.	Matters Relating to Unexpired Leases and Executory Contracts.

Section 365 of the Bankruptcy Code grants the Debtors the power, subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases. If an executory contract or unexpired lease is assumed, the rights of the Debtor party to such agreement continue as property of the Debtors’ Estates. A subsequent breach of an assumed lease or executory contract creates an Administrative Claim in favor of the non-debtor counterparty, entitling it to an Administrative Claim for prepetition obligations as well as post- petition obligations arising as a result of the breach. If an executory contract or unexpired lease is rejected, the non-debtor counterparty to the agreement may file a claim for damages incurred by reason of the rejection, which is treated as a prepetition claim. In the case of rejection of leases of real property, such damage claims are subject to certain claim amount limitations imposed by the Bankruptcy Code. For a description of the special bar date established on account of such claims, see “The Reorganization Cases — Schedules; Bar Date; Claims Objection and Estimation Procedures,” below.

Generally, debtors have until the confirmation date of a chapter 11 plan to assume executory contracts and unexpired leases to which they are a party. An exception to the foregoing is set forth in section 365(d)(4) of the Bankruptcy Code, which provides that if a debtor does not assume or reject an unexpired lease of nonresidential real property under which a debtor is the lessee (i) within 120 days after the petition date, (ii) within a 90-day additional period as the bankruptcy court, for cause, fixes, or (iii) within such additional time as the bankruptcy court, for cause, fixes with the consent of the landlord of the leased premises, then such lease is deemed rejected.

On the Petition Date, the Debtors filed a motion seeking the entry of an order of the Bankruptcy Court authorizing the assumption of the Plan Support Agreement under Section 365 of the Bankruptcy Code (the “Assumption Order”). The Assumption Order was approved on December 18, 2009.

E.	Exclusivity Periods.

Pursuant to sections 1121(b) and (c)(3) of the Bankruptcy Code, the Debtors have: (a) the Filing Period within which to file the Plan; and (b) the Solicitation Period to solicit acceptances of this timely filed Plan before other parties in interest are permitted to file plans. As the Debtors’ Plan was filed with the Petition, no other creditor or party in interest may file a plan until the expiration of the Solicitation Period. The initial Solicitation Period will expire on May 19, 2010.

F.	Schedules; Bar Dates; Claims Objections and Estimated Amount of Claims.

1.	Schedules and Bar Dates.

On January 4, 2010, the Debtors filed their schedules of assets and liabilities, schedules of executory contracts and unexpired leases, and statements of financial affairs.

The Debtors intend to file a motion requesting that the Bankruptcy Court enter an order establishing a specific deadline for filing proofs of claims against the Debtors (the “Bar Date”) and approving the form and manner of notice of such Bar Date. Upon the Bankruptcy Court’s entry of an order establishing a Bar Date, the Debtors intend to mail the notice of Bar Date and a proof of claim form to, among others, all known persons and entities holding potential prepetition claims against the Debtors.

2.	Estimation of Claims.

The Debtors will examine all of the Claims. As of the date hereof, the Debtors estimate the total amount of filed and scheduled Claims against the Debtors will be substantially as follows: Administrative Claims — $8,800,000; Tax Claims — $300,000; Priority Claims — $1,600,000; Secured Claims — $1,000,000; General Unsecured Claims — $5,100,000; Intercompany Claims — $155,900,000; and Note Claims — $237,400,000.

G.	Significant Motions During Chapter 11 Cases.

Restrictions on Trading in Equity Securities.

On December 23, 2009, the Debtors filed a motion with the Bankruptcy Court seeking to establish notice and hearing procedures and restrictions on trading in equity securities of the Debtors in order to preserve, to the extent possible, the potential value of the Debtors’ net operating losses and other tax attributes, both during the pendency of the Chapter 11 Cases and following the effective date of a plan. The notification procedures and trading restrictions, if imposed, would apply to an investor that is or becomes a “Substantial Shareholder,” which is defined in the motion as any person or entity which beneficially owns at least 2,152,945 shares (representing approximately 4.5% of all issued and outstanding shares as of December 10, 2009) of the common stock of Holdings. “Beneficial ownership” of Holdings stock is determined in accordance with applicable federal tax rules that, among other things, take into account direct and indirect ownership, ownership by related parties, and options to acquire the stock. The proposed motion was pending as of the filing of this Disclosure Statement, and scheduled to be heard by the Bankruptcy Court on January 8, 2010.

VII.	THE CHAPTER 11 PLAN

As a result of the chapter 11 process and through the Plan, the Debtors expect that creditors will obtain a substantially greater recovery from the Estates than the recovery that would be available if the Assets had been liquidated under chapter 7 of the Bankruptcy Code. The Plan is annexed hereto as Exhibit “A” and forms part of this Disclosure Statement. The summary of the Plan set forth below is qualified in its entirety by the more detailed provisions set forth in the Plan.

A.	Classification and Treatment of Claims and Equity Interests.

For the purposes of organization, voting and all confirmation matters, except as otherwise provided herein, all Claims against and all Equity Interests in each if the Debtors shall be classified as set forth below.

1.	Administrative Claims and Tax Claims.

As provided by section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Tax Claims shall not be classified under the Plan, and shall instead be treated separately as unclassified Claims and in accordance with sections 1129(a)(9)(A) and 1129(a)(9)(C) of the Bankruptcy Code, respectively. Such Claims are not designated as classes of Claims for the purposes of the Plan or for the purposes of sections 1123, 1124, 1125, 1126 or 1129 of the Bankruptcy Code.

a.	Treatment of Administrative Claims.

Pursuant to Section 4.2 of the Plan, all Administrative Claims shall be treated as follows and shall be allocated among the Debtors, as determined by the Bankruptcy Court, on a fair and equitable basis:

The holder of an Administrative Claim, other than (i) a Fee Claim, (ii) a liability incurred and payable in the ordinary course of business by a Debtor (and not past due), or (iii) an Administrative Claim that has been Allowed on or before the Effective Date, must file with the Bankruptcy Court and serve on the Debtors, any Committee and the Office of the United States Trustee, notice of such Administrative Claim within forty (40) days after service of Notice of Confirmation. Such notice must include at a minimum (A) the name of the Debtor(s) which are purported to be liable for the Claim, (B) the name of the holder of the Claim, (C) the amount of the Claim, and (D) the basis of the Claim. Failure to file and serve such notice timely and properly shall result in the Administrative Claim being forever barred and discharged.

Each Professional Person who holds or asserts a Fee Claim shall be required to file with the Bankruptcy Court, and serve on all parties required to receive notice, a Fee Application within thirty (30) days after the Effective Date. The failure to timely file and serve such Fee Application shall result in the Fee Claim being forever barred and discharged.

An Administrative Claim with respect to which notice has been properly filed and served pursuant to Section 4.2(a) of the Plan shall become an Allowed Administrative Claim if no objection is filed within thirty (30) days after the later of (i) the Effective Date, or (ii) the date of service of the applicable notice of Administrative Claim or such later date as may be approved by the Bankruptcy Court on motion of a party in interest, without notice or a hearing. If an objection is filed within such thirty (30) day period (or any extension thereof), the Administrative Claim shall become an Allowed Administrative Claim only to the extent allowed by Final Order. A Fee Claim in respect of which a Fee Application has been properly filed and served pursuant to Section 4.2(b) of the Plan shall become an Allowed Administrative Claim only to the extent allowed by order of the Bankruptcy Court.

Each Allowed Administrative Claim shall, at the sole option of the Debtors, receive (i) on the Plan Distribution Date, the amount of such Allowed Claim in Cash, (ii) with respect to Allowed Administrative Claims representing liabilities incurred in the ordinary course of business by the Debtors, payment when and as such Administrative Claims become due and owing by their ordinary course terms, or (iii) such other treatment as may be agreed upon in writing by the Debtors or the Disbursing Agent, as the case may be, and the holder of such Claim; provided, that such treatment shall not provide to the holder of such Claim a return having a present value as of the Effective Date in excess of such Allowed Administrative Claim. If a portion of an Administrative Claim is disputed, the undisputed portion of such Administrative Claim shall be timely paid as provided above.

All payments made in respect of Allowed Administrative Claims pursuant to this Section shall be allocated among the Debtors, as determined by the Debtors in consultation with the Disbursing Agent (or, but only if there is a dispute as to the same, by the Bankruptcy Court), on a fair and equitable basis.

b.	Treatment of Tax Claims.

Pursuant to Section 4.3 of the Plan, at the election of the Debtors, each Allowed Tax Claim shall receive, in full satisfaction of such Allowed Tax Claim, (a) the amount of such Allowed Tax Claim, with Post-Confirmation Interest thereon, in equal annual Cash payments on each anniversary of the Effective Date, until the sixth anniversary of the date of assessment of such Tax Claim (provided that the Debtors may prepay the balance of any such Allowed Tax Claim at any time without penalty); (b) a lesser amount in one Cash payment as may be agreed upon in writing by the holder of such Claim; or (c) such other treatment as may be agreed upon in writing by the holder of such Claim and the Debtors; provided, that such agreed-upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such holder’s Allowed Tax Claim. The Confirmation Order shall enjoin any holder of an Allowed Tax Claim from commencing or continuing any action or proceeding against any responsible person, officer or director of the Debtors that otherwise would be liable to such holder for payment of a Tax Claim so long as the Debtors are in compliance with Section 4.3 of the Plan. So long as the holder of an Allowed Tax Claim is enjoined from commencing or continuing any action or proceeding against any responsible person, officer or director under Section 4.3 of the Plan or pursuant to the Confirmation Order, the statute of limitations for commencing or continuing any such action or proceeding shall be tolled.

2.	Debtor Claims and Equity Interests.

The classes of Claims against the Debtors and the Equity Interests in the Debtors shall be treated under the Plan as follows:

Classes 1A, 1B and 1C (collectively “Class 1”) – Priority Claims. Each Allowed Priority Claim against any of the Debtors shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all legal, equitable and contractual rights as to an Allowed Priority Claim shall be fully reinstated and retained, and such Allowed Priority Claim shall, at the sole option of the applicable Debtor, receive the following treatment: (i) be paid on the Plan Distribution Date in full in Cash with Post-Petition Interest from the Petition Date through the Effective Date; (ii) be paid in accordance with the terms under which such Allowed Priority Claim arose, or (iii) receive such other treatment as may be agreed upon in writing by the holder of such Claim; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed Priority Claim.

Classes 2A, 2B and 2C (collectively “Class 2”) – Secured Claims. Each Allowed Secured Claim against any of the Debtors shall be unimpaired under the Plan and at the sole option of the applicable Debtor, shall receive the following treatment: (i) shall receive on the Plan Distribution Date on account of such Allowed Secured Claim a Cash payment in an amount equal to the amount of the Allowed Secured Claim as of the Effective Date with Post-Petition Interest from the Petition Date through the Effective Date; (ii) shall retain its liens securing such Allowed Secured Claim and receive on account of such Allowed Secured Claim deferred cash payments having a present value on the Effective Date equal to the amount of such Allowed Secured Claim with Post-Petition Interest from the Petition Date through the Effective Date; (iii) shall realize the “indubitable equivalent” of such Allowed Secured Claim; (iv) the property securing the Allowed Secured Claim shall be sold free and clear of liens, with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds as provided in clause (ii), (iii) or (vi) of this subparagraph; (v) if such Allowed Secured Claim is subject to a valid right of recoupment or setoff, such Claim shall be setoff to the extent of the amount subject to setoff in accordance with sections 506(a) and 553 of the Bankruptcy Code; (vi) shall retain its liens securing such Allowed Secured Claim and be paid in accordance with the terms under which such Allowed Secured Claim arose; or (vii) shall receive such other treatment as may be agreed upon in writing by the holder of such Claim and such Debtor; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed Secured Claim.

Classes 3A, 3B and 3C (collectively “Class 3”) – General Unsecured Claims. Each Allowed General Unsecured Claim against the Debtors shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all legal, equitable and contractual rights as to such Allowed General Unsecured Claim shall be fully reinstated and retained, and such Allowed General Unsecured Claim shall, at the sole option of the Debtors, receive the following treatment: (i) be paid on the Plan Distribution Date in full in Cash with Post-Petition Interest from the Petition Date through the Effective Date; (ii) be paid in accordance with the terms under which such Allowed General Unsecured Claim arose; or (iii) receive such other treatment as may be agreed upon in writing by the holder of such Claim and Debtors; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed General Unsecured Claim.

Classes 4A, 4B and 4C (collectively “Class 4”) – Intercompany Claims. Each Allowed Intercompany Claim against the Debtors shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all legal, equitable and contractual rights as to an Allowed Intercompany Claim shall be fully reinstated and retained, and such Allowed Intercompany Claim shall, at the sole option of the applicable Debtor, receive the following treatment: (i) be paid in accordance with the terms under which such Allowed Intercompany Claim arose, or (ii) receive such other treatment as may be agreed upon in writing by the holder of such Claim; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed Intercompany Claim.

Classes 5A, and 5B (collectively “Class 5”) – Note Claims. On the Plan Distribution Date, each Allowed Note Claim shall receive the following in full satisfaction of such Allowed Note Claim:

(i) a payment in Cash for interest (at the non-default rate) due under such Allowed Note Claim to the extent such interest is accrued, due and payable under the Allowed Note Claim and unpaid as of the Petition Date, at the contractual (non-default) rate provided in such Senior Note or GSI UK Note, as applicable, if any;

(ii) a payment in Cash for all reasonable fees, expenses (including, without limitation, all amounts payable to the Indenture Trustee) and all other amounts (other than principal, accrued interest or any penalties) due under such Allowed Note Claim to the extent such fees, expenses and other amounts are due and payable under the Allowed Note Claim and unpaid as of the Effective Date;

(iii) a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 5 Note Claims, which total amount in the aggregate shall be equal to 81.4% of the Outstanding Capital Stock of Reorganized Holdings;

(iv) a Pro Rata Share of the New Senior Secured Notes; and

(v) a Pro Rata Share of the Cash Note Payment.

Class 6A - Holdings Equity Interest. On the Effective Date, all Allowed Holdings Equity Interests shall be cancelled, and on account of each Holdings Equity Interest there shall be distributed on the Plan Distribution Date:

(i) a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 6A Holdings Equity Interest, which total amount shall be 18.6% of the Outstanding Capital Stock of Reorganized Holdings;

(ii) a Pro Rata Share of New $1.10 Warrants; and

(iii) a Pro Rata Share of New $2.00 Warrants.

All Holdings Equity Interests which are either unexercised or unvested as of the Voting Record Date (and therefore are not included in the definition of Holdings Equity Interests) and all Rights shall be cancelled and terminated on the Effective Date, and the holders of such unexercised or unvested Equity Interests and Rights shall neither receive nor retain any property under the Plan on account of such unexercised or unvested Equity Interests and Rights unless the Bankruptcy Court orders otherwise.

Class 6B – GSI Equity Interests. Each GSI Equity Interest shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights as to such Equity Interests shall be fully reinstated and retained on and after the Effective Date and shall become Equity Interests held by Reorganized Holdings pursuant to the terms of the Plan.

Class 6C – MES Equity Interests. Each MES Equity Interest shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights as to such Equity Interests shall be fully reinstated and retained on and after the Effective Date.

B.	Means for Implementation of the Plan.

1.	Operations between the Confirmation Date and the Effective Date.

During the period from the Confirmation Date through and until the Effective Date, the Debtors shall continue to operate their businesses as Debtors in Possession, subject to the oversight of the Bankruptcy Court as provided in the Bankruptcy Code, the Bankruptcy Rules and all orders of the Bankruptcy Court that are then in full force and effect.

2.	Reporting Requirements Under Exchange Act, Listing on Securities Exchange and Registration Rights.

Reorganized Holdings shall use its best efforts to be a mandatory reporting company under Section 11 of the Exchange Act, but it shall have no liability if it is unable to do so. In addition, Reorganized Holdings shall use its best efforts to list, as promptly as practicable after the Effective Date, the New Common Shares on a national securities exchange or for quotation on a national automated interdealer quotation system, but it shall have no liability if it is unable to do so. Persons receiving distributions of New Common Shares, by accepting such distributions, will be deemed to have agreed to cooperate with Reorganized Holdings’ reasonable requests to assist it in its efforts to list the New Common Shares on a national securities exchange or quotation system including, without limitation, by appointing or supporting the appointment of a sufficient number of directors to the board of directors of Reorganized Holdings who satisfy the independence and other requirements of any such national securities exchange or quotation system. On the Effective Date, Reorganized Holdings shall enter into the Registration Rights Agreement.

3.	Reorganized Holdings Constituent Documents.

As of the Effective Date, the Reorganized Holdings Constituent Documents shall be authorized by the Plan without further act or action under applicable law, regulation, order or rule and the Debtors and Reorganized GSI Entities, as applicable, are authorized to file such Reorganized Holdings Constituent Documents with the applicable Secretary(s) of State or the Director under the New Brunswick Business Corporations Act, as applicable.

4.	New Corporate Structure for Reorganized Holdings.

Except as otherwise set forth in the Plan, prior to or as of the Effective Date the Debtors may cause any or all of the Debtors to engage in any restructuring transactions deemed necessary or appropriate (including, without limitation, those merging, dissolving or transferring assets between or among the Debtors and/or the Non-Debtor Subsidiaries that are not Debtors in the Chapter 11 Cases) to implement the provisions of the Plan or to take any other actions consistent with the Plan and not prohibited by applicable law.

On the Effective Date, (i) Holdings shall transfer the GSI UK Shares to GSI Holdings, and (ii) GSI Holdings shall subsequently transfer the GSI UK Shares to GSI Holdings II.

5.	Cancellation of Holdings Equity Interests, GSI UK Note and Senior Notes.

On the Effective Date, except as otherwise provided for in the Plan, (i) the Holdings Equity Interests, the GSI UK Note and the Senior Notes and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors related to the Holdings Equity Interests, the GSI UK Note or the Senior Notes shall be canceled and terminated; and (ii) the obligations of the Debtors under any agreements, indentures or certificates of designation governing the Holdings Equity Interests, the GSI UK Note, the Senior Notes and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors related to the Holdings Equity Interests, the GSI UK Note and the Senior Notes shall be discharged; provided, however, that each indenture or other agreement that governs the rights of a Holder of Senior Note Claims and that is administered by an indenture trustee, an agent or a servicer shall continue in effect solely for the purposes of (a) allowing such indenture trustee, agent or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article III of the Plan, and (b) permitting such indenture trustee, agent or servicer to maintain any rights or liens it may have for fees, costs and expenses under such indenture or other agreement; provided, further, that the provisions of clause (ii) of this paragraph shall not affect the discharge of the Debtors’ liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to the Reorganized GSI Entities; and provided further that such cancellation and discharge shall not impair the rights of any person to receive distributions under the Plan. Any actions taken by an indenture trustee, an agent or a servicer that are not for the purposes authorized in Section 6.5 of the Plan shall not be binding upon the Debtors.

6.	Other General Corporate Matters.

On or after the Effective Date, the Reorganized GSI Entities will be authorized to take such action as is necessary under the laws of the Province of New Brunswick, Canada, the State of Michigan, the State of Delaware, federal law and other applicable law to effect the terms and provisions of the Plan. Without limiting the foregoing, the issuance of the New Common Shares, the approval of the Reorganized Holdings Constituent Documents, the election and the appointment of directors and officers, and any other matter involving the corporate structure of the Reorganized Holdings shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to section 303 and other applicable provisions of the Delaware General Corporation Law, section 450.1861 of the Michigan General Corporation Act and section 132 of the New Brunswick Business Corporation Act without any requirement of further action by the stockholders or directors of the Debtors or the Reorganized GSI Entities. All obligations of the Debtors to indemnify and hold harmless their current and former directors, officers and employees, whether arising under the Debtors’ constituent documents, contract, law or equity, shall be assumed by, and assigned to, the Reorganized GSI Entities upon the occurrence of the Effective Date with the same effect as though such obligations constituted executory contracts that are assumed (or assumed and assigned, as applicable) under section 365 of the Bankruptcy Code, and all such obligations shall be fully enforceable in accordance with their terms from and after the Effective Date. Except as provided in Section 6.19 of the Plan, the prosecution of any so indemnified Cause of Action shall, upon the occurrence of the Effective Date, be enjoined and prohibited.

7.	Continued Corporate Existence of the Debtors.

Each of the Debtors shall continue to exist after the Effective Date as a separate entity, with all the powers available to such legal entity, in accordance with applicable law and pursuant to the Reorganized Holdings Constituent Documents, which shall become effective upon the occurrence of the Effective Date. On or after the Effective Date, the Debtors may, within their sole and exclusive discretion, take such action as permitted by applicable law and their constituent documents, as they determine may be reasonable and appropriate.

8.	Re-Vesting of Assets.

Upon the occurrence of the Effective Date, except as otherwise expressly provided in the Plan, title to all of the Assets of the Debtors and their Estates shall vest in the Reorganized GSI Entities free and clear of all liens, Claims, Causes of Action, interests, security interests and other encumbrances and without further order of the Bankruptcy Court. On and after the occurrence of the Effective Date, the Reorganized GSI Entities may operate their businesses and may use, acquire and dispose of their Assets free of any restrictions of the Bankruptcy Code.

9.	Management.

Except as set forth in Section 6.12 of the Plan, upon the occurrence of the Effective Date, the management and operation of each of the Reorganized GSI Entities shall be the general responsibility of each such entity’s then current board of directors and management. The Confirmation Order shall ratify and approve all actions taken by each of the Debtors from the Petition Date through the Effective Date.

10.	Boards of Directors.

On the Effective Date, the board of directors of Reorganized Holdings shall be set at seven members (including the Chief Executive Officer of Reorganized Holdings and five members selected by the Noteholders). The identities of the members of the board of directors of Reorganized Holdings shall be disclosed prior to the conclusion of the Confirmation Hearing. Such directors shall serve in accordance with the applicable Reorganized Holdings Constituent Documents, as the same may be amended from time to time.

On the Effective Date, Reorganized Holdings, as sole stockholder of Reorganized GSI and as contemplated by the Bylaws of Reorganized GSI, shall continue to be authorized to take actions required to be taken by the board of directors of Reorganized GSI. On the Effective Date, the initial board of directors of Reorganized MES shall be comprised of the individuals who hold such positions as of the Effective Date. From and after the Effective Date, the members of the board of directors (or managers, as applicable) of the Reorganized GSI Entities shall be selected and determined in accordance with the provisions of the respective Reorganized Holdings Constituent Documents and applicable law.

11.	Officers.

Except as otherwise determined by the board of directors of the Reorganized GSI Entities, the then current officers of each of the Debtors shall serve in such positions after the Effective Date for each of the Reorganized GSI Entities in accordance with their respective employment agreements, if any, and applicable law. Subject to any applicable employment agreements and applicable law, from and after the Effective Date, the officers of the Reorganized GSI Entities shall be selected and appointed by the respective boards of directors of such entities, in accordance with, and pursuant to, the provisions of applicable law and the respective Reorganized Holdings Constituent Documents.

12.	Management Incentive Plan.

As soon as reasonably practicable after the Effective Date, the board of directors of Reorganized Holdings will establish and implement a new management incentive plan under which New Common Shares in an amount not to exceed 8% of the Post-Effective Date Fully Diluted Capital Stock of Reorganized Holdings will be reserved for management of Reorganized Holdings. Any such allocation under such new management incentive plan will be determined by the board of directors of Reorganized Holdings, which allocation may consist of, among other things, restricted stock and/or time and performance based options, and will take account of any other bonus and compensation plans. The members of management and the employees entitled to participate in the new management incentive plan, and the awards for each, will be determined by the board of directors of Reorganized Holdings in its sole and absolute discretion.

13.	Causes of Action.

Except as otherwise provided in the Plan, all Causes of Action of any of the Debtors and their respective Estates, shall, upon the occurrence of the Effective Date, be transferred to, and be vested in, the Reorganized GSI Entities. Except as otherwise provided in the Plan, the Reorganized GSI Entities’ rights to commence, prosecute or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Plan provides that the Debtors shall waive, and not preserve, any Avoidance Actions.

No Person may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors will not pursue any and all available Causes of Action against them. Under the Plan, the Debtors and the Estates, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, except only for any Avoidance Action and except as otherwise expressly provided in the Plan or the Plan Documents. Unless any Causes of Action against a Person are expressly waived, relinquished, exculpated, released, compromised or settled in the Plan or a Final Order, the Debtors expressly reserve all such Causes of Action for later adjudication and, therefore, no preclusion doctrine, including without limitation, the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches shall apply to such Causes of Action upon or after the confirmation or consummation of the Plan.

14.	Appointment of the Disbursing Agent.

Upon the occurrence of the Effective Date, Reorganized Holdings shall be appointed to serve as the Disbursing Agent, and shall have all powers, rights, duties and protections afforded the Disbursing Agent under the Plan. Reorganized Holdings may delegate or assign such appointment in its discretion.

15.	Sources of Cash for Plan Distributions.

All Cash necessary for the Disbursing Agent to make Plan Distributions and any other payments shall be obtained from the Debtors’ existing Cash balances.

16.	Releases by the Debtors.

As of the Effective Date, for good and valuable consideration, the Debtors and the Reorganized GSI Entities (in their individual capacities and as Debtors in Possession) shall be deemed to release and forever waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Chapter 11 Cases, this Plan or the Disclosure Statement, and that could have been asserted by or on behalf of the Debtors or their Estates or the Reorganized GSI Entities against any of the Released Parties; provided, however, that nothing in Section 6.18 of the Plan shall be construed to release any party or entity from (x) willful misconduct or gross negligence as determined by a Final Order, or (y) any objections by the Debtors or the Reorganized GSI Entities to Claims or Equity Interests filed by such party or entity against any Debtor and/or its Estate.

17.	Releases by Creditors and Equity Security Holders.

Subject to the occurrence of the Effective Date, for good and valuable consideration, the adequacy of which is thereby confirmed pursuant to the Plan, each holder of a Claim or Equity Interest that votes to accept the Plan, and/or does not opt out of the Releases on the applicable ballot, solely in its capacity as the holder of such Claim or Equity Interest, shall be presumed conclusively absolutely, unconditionally and irrevocably to have released and forever waived and discharged any Cause of Action and any and all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities, whether direct or derivative, liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Chapter 11 Cases, the Plan, this Disclosure Statement, any Debtor, the Debtors’ restructuring or the purchase, sale or rescission of the purchase or sale of any security of any Debtor, the subject matter of, or the transactions or events giving rise to, any Claim or Equity Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Equity Interests prior to or in the Chapter 11 Cases or any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date of the Plan and including any claim that could have been asserted by or on behalf of the Debtors or their Estates or the Reorganized GSI Entities, in each case, against any of the Released Parties; provided, however, that nothing in Section 6.19 of the Plan shall be construed to release any party from willful misconduct or gross negligence as determined by a Final Order.

The Debtors’ current and former directors and officers (specifically, directors and officers of Holdings), including Sergio Edelstein and Robert Bowen, who are defendants in the Securities Class Action, have customary rights of indemnification against the Debtors for claims arising out of their service as directors and officers and related defense expense. Those rights are set forth in both the by-laws of Holdings and separate contractual indemnification agreements entered into with certain directors and officers in 2009. Accordingly, the Debtors believe that it is in their best interest to ensure that any such claims are released to the fullest extent permitted by law in order to minimize the Debtors’ obligations to satisfy indemnity claims, regardless of whether those indemnification claims would be paid in the form of cash or stock.

18.	Fixing of Principal Balance of GSI UK Note.

For administrative ease (given that the GSI UK Note is denominated in British pounds and the exchange rate between United States Dollars and British Pounds fluctuates daily, it shall be assumed that the outstanding principal balance of the GSI UK Note is fixed at $20,000,000 for purposes of Plan Distributions, and the difference (in United States Dollars) between $20,000,000 and the value as of the Petition Date (in United States Dollars) of GBP 12,500,000 shall be added or subtracted, as the case may be, to the intercompany account maintained between GSI UK and GSI.

C.	Securities to Be Issued Under the Plan.

Pursuant to the Plan, on the Effective Date, all Equity Interests in Holdings will be cancelled and extinguished.

Pursuant to the Plan, the Reorganized GSI Entities are authorized, without further act or action under applicable law, regulation, order, or rule to issue the following securities pursuant to the Plan (the “Plan Securities”): (i) the New Common Shares in Holdings; (ii) the New Senior Secured Notes (described below); and (iii) the New Warrants (as described below). The documents evidencing the Plan Securities will be included in the Plan Supplement.

1.	Authorized Plan Securities.

Pursuant to the Plan and the Reorganized Holdings Constituent Documents, and without further corporate or other action, the following Plan Securities are authorized: (i) an unlimited number of shares of New Common Shares in Reorganized Holdings, (ii) New Senior Secured Notes of Reorganized GSI, and (iii) New Warrants of Reorganized Holdings. The issuance by Reorganized Holdings and Reorganized GSI of the New Common Shares, the New Senior Secured Notes and the New Warrants, as applicable, as provided under the Plan is authorized without the need for any further or other corporate action. Such Plan Securities shall be distributed as described in Article III of the Plan. None of the Plan Securities shall be registered under applicable securities laws and neither the Debtors nor Reorganized Holdings now Reorganized GSI shall have any obligation to register the Plan Securities.

2.	New Common Shares.

Reorganized Holdings shall, in exchange for the issuance by Reorganized GSI to Reorganized Holdings of 4,000,000 newly issued shares of common stock of Reorganized GSI, issue from Reorganized Holdings’ treasury to the Senior Noteholders and GSI UK their Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 5 Note Claims.

As of the Effective Date, the New Common Shares authorized for issuance under the Plan shall be issued and distributed pursuant to the Plan to holders of Allowed Note Claims and Allowed Holdings Equity Interests, and such issuance by Reorganized Holdings of the New Common Shares shall be authorized by the Plan without further act or action under applicable law, regulation, order or rule.

The Confirmation Order shall provide that the issuance of the New Common Shares shall be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code and such issuance shall be exempt from the prospectus and registration requirements under applicable Canadian securities laws.

3.	New Senior Secured Notes.

As of the Effective Date, the issuance by Reorganized GSI of the New Senior Secured Notes to holders of Allowed Note Claims shall be authorized by the Plan without further act or action under applicable law, regulation, order or rule.

As of the Effective Date, the guarantee by Reorganized Holdings and Reorganized MES of the New Senior Secured Notes shall be authorized without further act or action under applicable law, regulation, order or rule.

The Confirmation Order shall provide that the issuance of the New Senior Secured Notes shall be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code and such issuance shall be exempt from the prospectus and registration requirements under applicable Canadian securities laws.

On the Effective Date, Reorganized Holdings, Reorganized GSI and Reorganized MES shall enter into, and shall cause their respective Subsidiaries party to the New Indenture to enter into, the New Indenture providing for the issuance of the New Senior Secured Notes and guarantees of such notes. Reorganized GSI shall qualify the New Indenture in accordance with the Trust Indenture Act of 1939.

On or before the Effective Date, (i) Reorganized Holdings shall execute and shall cause its Subsidiaries party to the Security Documents to execute the Security Documents and (ii) if the Security Document is not a document that is to be executed, then Reorganized Holdings shall deliver or cause its Subsidiaries to deliver the Security Documents.

4.	The New Warrants.

As of the Effective Date, the issuance by Reorganized Holdings of the New Warrants to holders of Allowed Holdings Equity Interests shall be authorized by the Plan without further act or action under applicable law, regulation, order or rule.

The Confirmation Order shall provide that the issuance of the New Warrants and the New Common Shares issuable upon exercise of the New Warrants shall be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code and such issuance shall be exempt from the prospectus and registration requirements under applicable Canadian securities laws.

D.	Securities Law Matters in Implementing the Plan.

1.	Plan Securities Issued Pursuant to Section 1145 of the Bankruptcy Code.

Pursuant to the Plan, each holder of an Allowed Note Claim shall receive, among other things, a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 5 Note Claims, which total amount shall be equal to 81.4% of the Outstanding Capital Stock of Reorganized Holdings, and a Pro Rata Share of the New Senior Secured Notes. Also pursuant to the Plan, each holder of an Allowed Holdings Equity Interest shall receive a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 6A Holdings Equity Interest, which total amount shall be 18.6% of the Outstanding Capital Stock of Reorganized Holdings, a Pro Rata Share of New $1.10 Warrants and a Pro Rata Share of New $2.00 Warrants. The New Common Shares, New Senior Secured Notes and the New Warrants described herein are collectively referred to as the “Allowed New Securities”.

The Debtors are relying on section 1145 of the Bankruptcy Code and applicable Canadian securities laws to exempt the issuance of the Allowed New Securities from the registration requirements of the Securities Act, any state securities or “blue sky” laws and the prospectus and registration requirements under Canadian securities laws. Section 1145 generally exempts from registration the offer and sale of securities of a debtor under a chapter 11 plan (including, with respect to rights to subscribe for securities in a debtor that are issued under a chapter 11 plan, securities sold upon exercise of such rights) if such securities are offered and sold in exchange for a claim or interest in the debtor or principally in exchange for a claim or interest in the debtor and partly for cash.

Because the issuance of Allowed New Securities under the Plan will be exempt from registration pursuant to 1145 of the Bankruptcy Code, recipients should generally be able to resell their shares of the Allowed New Securities without registration under the Securities Act or other federal securities laws, unless the recipient is an “underwriter” with respect to such Allowed New Securities Stock (as such term is defined in section 1145(b) of the Bankruptcy Code). In addition, Allowed New Securities generally may be resold without registration under state securities law pursuant to various exemptions provided by the respective laws of the several states. The resale of the Allowed New Securities will be exempt from the prospectus and registration requirements under applicable Canadian securities laws. However, recipients of Allowed New Securities are advised to consult with their own legal advisors as to the availability of any such exemption in any given instance and as to any applicable requirements or conditions to such availability.

Subject to certain limited exceptions, section 1145(b) of the Bankruptcy Code defines “underwriter” for purposes of the Securities Act as one who

(i)	purchases a claim against, interest in, or a claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such a claim or interest, or

(ii)	offers to sell securities offered or sold under a plan for the holders of such securities, or

(iii)	offers to buy securities offered or sold under a plan from holders of such securities, if such offer to buy is (a) with a view to distribution of such securities and (b) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan, or

(iv)	is a control person of the issuer of the securities.

Whether any particular Person would be deemed to be an “underwriter” with respect to the Allowed New Security issued under the Plan would depend upon the facts and circumstances applicable to that Person. Accordingly, the Debtors express no view as to whether any particular Person receiving Allowed New Securities under the Plan would be an “underwriter” within the meaning of section 1145 of the Bankruptcy Code.

Notwithstanding the foregoing, Persons who may be deemed “underwriters” under section 1145(b) of the Bankruptcy Code with respect to the Allowed New Securities may be able to resell such Allowed New Securities without registration pursuant to the provisions of Rule 144 promulgated under the Securities Act or other applicable exemption from registration. Parties who believe they may be “underwriters” under section 1145(b) of the Bankruptcy Code with respect to the Allowed New Securities are advised to consult with their own legal advisors as to the availability of the exemption provided by Rule 144 or any other applicable exemption from registration.

Reorganized Holdings shall enter into a Registration Rights Agreement with GSI UK providing for two demand registrations for GSI UK with respect to the New Common Shares issued to GSI UK under the Plan. Reorganized Holdings shall also provide certain piggyback registration rights, as set forth in the Registration Rights Agreement, to the Consenting Noteholders with respect to the New Common Shares following the Effective Date pursuant to the Plan Support Agreement. The Plan Support Agreement also contemplates that Reorganized Holdings enter into another Registration Rights Agreement UK with respect to the New Common Shares issued to the Noteholders under the Plan.

2.	SEC Reporting Requirements.

Reorganized Holdings shall use its best efforts to be a mandatory reporting company under Section 11 of the Exchange Act, but it shall have no liability if it is unable to do so. Under the New Indenture, it is contemplated that Holdings shall file with the SEC, within six months of the Effective Date of the Plan, (i) a Form 10-K for the fiscal year ended December 31, 2008, and (ii) any other periodic filings required by the Exchange Act or the SEC in order for Holdings to become current with its reporting obligations under the Exchange Act. If the Company does not meet such reporting obligations under the New Indenture, it will be required to pay the applicable interest rate on the New Senior Secured Notes plus an additional two percent per annum.

Reorganized Holdings shall use its best efforts to list, as promptly as practicable after the Effective Date, the New Common Shares on a national securities exchange or for quotation on a national automated interdealer quotation system, but it shall have no liability if it is unable to do so. Persons receiving distributions of New Common Shares, by accepting such distributions, will be deemed to have agreed to cooperate with Reorganized Holdings’ reasonable requests to assist it in its efforts to list the New Common Shares on a national securities exchange or quotation system including, without limitation, by appointing or supporting the appointment of a sufficient number of directors to the board of directors of Reorganized Holdings who satisfy the independence and other requirements of any such national securities exchange or quotation system.

E.	Plan Distribution Provisions.

1.	Plan Distributions.

The Disbursing Agent shall make all Plan Distributions. In the event a Plan Distribution is payable on a day other than a Business Day, such Plan Distribution shall instead be paid on the immediately succeeding Business Day, but shall be deemed to have been made on the date otherwise due. For federal income tax purposes, except to the extent a Plan Distribution is made in connection with reinstatement of an obligation pursuant to section 1124 of the Bankruptcy Code, a Plan Distribution will be allocated first to the principal amount of a Claim and then, to the extent the Plan Distribution exceeds the principal amount of the Claim, to the portion of the Claim representing accrued but unpaid interest.

2.	Timing of Plan Distributions.

Each Plan Distribution shall be made on the relevant Plan Distribution Date therefor and shall be deemed to have been timely made if made on such date or within ten (10) days thereafter.

3.	Address for Delivery of Plan Distributions/Unclaimed Plan Distributions.

Subject to Bankruptcy Rule 9010, any Plan Distribution or delivery to a holder of an Allowed Claim shall be made at the address of such holder as set forth (a) in the Schedules, (b) on the proof of Claim filed by such holder, (c) in any notice of assignment filed with the Bankruptcy Court with respect to such Claim pursuant to Bankruptcy Rule 3001(e), and (d) in any notice served by such holder giving details of a change of address. If any Plan Distribution is returned to the Disbursing Agent as undeliverable, no Plan Distributions shall be made to such holder unless the Disbursing Agent is notified of such holder’s then current address within ninety (90) days after such Plan Distribution was returned. After such date, if such notice was not provided, a holder shall have forfeited its right to such Plan Distribution, and the undeliverable Plan Distributions shall be returned to the Reorganized GSI Entities.

4.	De Minimis Plan Distributions.

No Plan Distribution of less than ten dollars ($10.00) need be made by the Disbursing Agent to the holder of any Claim unless a request therefor is made in writing to the Disbursing Agent. If no request is made as provided in the preceding sentence within ninety (90) days of the Effective Date, all such Plan Distributions shall revert to the Reorganized GSI Entities.

5.	Time Bar to Cash Payments.

Checks issued in respect of Allowed Claims shall be null and void if not negotiated within one hundred and eighty (180) days after the date of issuance thereof. Requests for reissuance of any voided check shall be made directly to the Disbursing Agent by the holder of the Allowed Claim to whom such check was originally issued. Any claim in respect of such a voided check shall be made within one hundred and eighty (180) days after the date of issuance of such check. If no request is made as provided in the preceding sentence, any claims in respect of such voided check shall be discharged and forever barred and such unclaimed Plan Distribution shall revert to the Reorganized GSI Entities.

6.	Manner of Payment under the Plan.

Unless the Person receiving a Plan Distribution agrees otherwise, any Plan Distribution to be made in Cash under the Plan shall be made, at the election of the Disbursing Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank. Cash payments to foreign creditors may, in addition to the foregoing, be made, at the option of the Disbursing Agent in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

7.	Expenses Incurred on or after the Effective Date and Claims of the Disbursing Agent.

Except as otherwise ordered by the Bankruptcy Court or as provided herein, the amount of any reasonable fees and expenses incurred (or to be incurred) by the Disbursing Agent on or after the Effective Date (including, but not limited to, taxes) shall be paid when due. Professional fees and expenses incurred by the Disbursing Agent from and after the Effective Date in connection with the effectuation of the Plan shall be paid in the ordinary course of business. Any dispute regarding compensation shall be resolved by agreement of the parties, or if the parties are unable to agree, as determined by the Bankruptcy Court.

8.	Fractional Plan Distributions.

When any distribution on account of an Allowed Claim or Allowed Equity Interest pursuant to the Plan would otherwise result in the issuance of a number of New Common Shares (including New Common Shares issuable upon the exercise of New Warrants) that is not a whole number, the actual distribution of New Common Shares shall be rounded as follows: (i) fractions of  1/2 or greater shall be rounded to the next higher whole number, and (ii) fractions of less than  1/2 shall be rounded to the next lower whole number, provided, however, that the Disbursing Agent, or the Indenture Trustee, as the case may be, shall have the authority to further adjust, after taking into account the rounding provided in Section 7.8 of the Plan, the number of New Common Shares to be distributed (including New Common Shares issuable upon the exercise of New Warrants) to each holder of Claims or Equity Interest, as applicable, in Classes 5 and 6A (by increasing or decreasing by 1 the number of such shares) as necessary in order for the holders of Claims or Equity Interest, as applicable, in Classes 5 and 6A, as appropriate, to receive New Common Shares in the amounts specified in Article III of the Plan.

The New Senior Secured Notes shall be issued in a minimum face amount (the “Face Amount Minimum”) and integral multiples (“Integral Multiples”) as provided in the New Indenture. When any distribution on account of an Allowed Claim pursuant to the Plan would otherwise result in the issuance of a New Senior Secured Note (A) in an amount less than the Face Amount Minimum, the face amount of each New Senior Secured Note shall be rounded as follows: (i) amounts that are greater than or equal to 50% of the Face Amount Minimum shall be rounded up to the Face Amount Minimum; and (ii) amounts that are less than 50% of the Face Amount Minimum shall be rounded down and no New Senior Secured Notes shall be issued for such Allowed Clam; and (B) in an amount in excess of the Face Amount Minimum but less than an Integral Multiple, the face amount of each New Senior Secured Note shall be rounded as follows for the portion in excess of the Integral Multiple: (i) amounts that are greater than or equal to 50% of the Integral Multiple shall be rounded to the next higher Integral Multiple; and (ii) amounts that are less than 50% of the Integral Multiple shall be rounded to the next lower Integral Multiple; provided, however, that the Disbursing Agent, or the Indenture Trustee, as the case may be, shall have the authority to further adjust, after taking into account the rounding provided in Section 7.8 of the Plan, the Pro Rata portion of New Senior Secured Notes to be distributed to each holder of Claims in Class 5 (by increasing or decreasing by the Face Amount Minimum the amount of such New Senior Secured Notes) as necessary in order for the holders of Claims in Class 5 as appropriate, to receive New Senior Secured Notes in the amounts specified in Article III of the Plan.

9.	Special Plan Distribution Provisions for Equity Interests.

For the purpose of making Plan Distributions, the transfer ledger in respect of the Equity Interests and Senior Notes shall be closed as of the close of business on the date set forth in the Disclosure Statement Order (or, if not set forth there, on the Confirmation Date), and the Disbursing Agent and its agent shall be entitled to recognize and deal for all purposes herein with only those holders of record stated on the transfer ledger maintained by the stock transfer agent for the Equity Interests and Senior Notes as of the close of business on the Effective Date. On the Confirmation Date, all Equity Interests in Holdings and Senior Notes shall be cancelled and annulled, and all rights thereunder shall be settled and compromised in full in exchange for the Plan Distributions to be made to the holders of such Equity Interests and Senior Note Claims as applicable.

10.	Surrender and Cancellation of Instruments.

As a condition to receiving any Plan Distribution, on or before the Plan Distribution Date, the holder of an Allowed Claim or Allowed Equity Interest evidenced by a certificate, instrument or note, other than any such certificate, instrument or note that is being reinstated or being left unimpaired under the Plan, shall (i) surrender such certificate, instrument or note representing such Claim or Equity Interest, including, without limitation, any guaranties except to the extent assumed by the Debtors, and (ii) execute and deliver such other documents as may be necessary to effectuate the Plan. Such certificate, instrument or note, including any such guaranties, shall thereafter be cancelled and extinguished. The Disbursing Agent shall have the right to withhold any Plan Distribution to be made to or on behalf of any holder of such Claims or Equity Interests unless and until (1) such certificates, instruments or notes, including any such guaranties, are surrendered, or (2) any relevant holder provides to the Disbursing Agent an affidavit of loss or such other documents as may be required by the Disbursing Agent together with an appropriate indemnity in the customary form. Any such holder who fails to surrender such certificates, instruments or notes, including any such guaranties, or otherwise fails to deliver an affidavit of loss and indemnity prior to the second anniversary of the Effective Date, shall be deemed to have forfeited its Claims or Equity Interests, as applicable, and shall not participate in any Plan Distribution. All property in respect of such forfeited Claims or Equity Interests, as applicable, shall revert to the Reorganized GSI Entities. In the event such certificate, instrument or note is held in the name of, or by a nominee of, the Depository Trust Company and/or the Indenture Trustee, the Debtors shall seek the cooperation of the Depository Trust Company and/or the Indenture Trustee in facilitating distributions.

F.	Procedures For Resolving And Treating Contested Claims.

1.	Objection Deadline.

As soon as practicable, but in no event later than sixty (60) days after the Effective Date (subject to being extended by the order of the Bankruptcy Court upon motion of the Disbursing Agent without notice or a hearing), objections to Claims shall be filed with the Bankruptcy Court and served upon the holders of each of the Claims to which objections are made.

2.	Prosecution of Contested Claims.

The Disbursing Agent may object to the allowance of any scheduled or filed Claims as to which liability is disputed in whole or in part. All objections that are filed and prosecuted as provided herein shall be litigated to Final Order or compromised and settled in accordance with Section 8.3 of the Plan.

3.	Claims Settlement.

Notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, from and after the Effective Date, the Disbursing Agent shall have authority to settle or compromise all Claims and Causes of Action without further review or approval of the Bankruptcy Court.

4.	Entitlement to Plan Distributions Upon Allowance.

Notwithstanding any other provision of the Plan, and except as set forth at Section 4.2 of the Plan as to Administrative Claims, no Plan Distribution shall be made with respect to any Claim to the extent it is a Contested Claim, unless and until such Contested Claim becomes an Allowed Claim, subject to the setoff rights as provided in Section 13.19 of the Plan. When a Claim that is not an Allowed Claim as of the Effective Date becomes an Allowed Claim, the holder of such Allowed Claim shall thereupon become entitled to receive the Plan Distributions in respect of such Claim, the same as though such Claim had been an Allowed Claim on the Effective Date, and without interest or other compensation for the time elapsed after the Effective Date.

5.	Estimation of Claims.

The Disbursing Agent may, at any time, request that the Bankruptcy Court estimate any Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Disbursing Agent has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any

Contested Claim, that estimated amount will constitute the Allowed amount of such Claim for all purposes under the Plan. All of the objection, estimation, settlement and resolution procedures set forth in the Plan are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

G.	Conditions Precedent to Confirmation of the Plan and the Occurrence of the Effective Date.

1.	Conditions Precedent to Confirmation.

The following are conditions precedent to confirmation of the Plan:

(a) The Clerk of the Bankruptcy Court shall have entered an order or orders (i) approving the Disclosure Statement as containing “adequate information” pursuant to section 1125 of the Bankruptcy Code, (ii) authorizing the solicitation of votes with respect to the Plan, (iii) determining that all votes are binding and have been properly tabulated as acceptances or rejections of the Plan, (iv) confirming and giving effect to the terms and provisions of the Plan, (v) determining that all applicable tests, standards and burdens in connection with the Plan have been duly satisfied and met by the Debtors and the Plan, (vi) approving the Plan Documents, and (vii) authorizing the Debtors to execute, enter into, and deliver the Plan Documents and to execute, implement, and to take all actions otherwise necessary or appropriate to give effect to, the transactions and transfer of Assets contemplated by the Plan and the Plan Documents;

(b) The Confirmation Order, the Plan Documents and the Plan are each in a form satisfactory to the Debtors; and

(c) The Confirmation Order shall include determinations that all of the settlements and compromises contained in the Plan meet the applicable standards under section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019 for approval and implementation.

2.	Conditions Precedent to the Occurrence of the Effective Date.

The following are conditions precedent to the occurrence of the Effective Date:

(a) The Confirmation Order shall have been entered by the Clerk of the Bankruptcy Court and shall have become a Final Order;

(b) All necessary consents, authorizations and approvals shall have been given for the transfers of property and the payments provided for or contemplated by the Plan, including, without limitation, satisfaction or waiver of all conditions to the obligations of the Debtors under the Plan and the Plan Documents;

(c) The New Indenture shall have become effective and all conditions to the effectiveness thereof shall have been satisfied or waived;

(d) The Confirmation Order shall have been confirmed and recognized by the Court of Queen’s Bench of New Brunswick;

(e) The Security Documents (i) shall be executed and have become effective and all conditions to the effectiveness thereof shall have been satisfied or waived or (ii) if not a document that is to be executed, then delivered;

(f) The Reorganized Holdings Constituent Documents shall have been filed with the applicable authority of their respective jurisdiction of incorporation and/or formation in accordance with such jurisdictions applicable laws;

(g) The unpaid filed and scheduled (excluding Disallowed Claims) Priority Claims (Class 1), Secured Claims (Class 2) and General Unsecured Claims (Class 3) shall not exceed in the aggregate $22,500,000; and

(h) The Effective Date shall have occurred by April 20, 2010 unless such date is extended pursuant to the Plan Support Agreement.

3.	Waiver of Conditions.

The conditions set forth in Section 9.1 or Section 9.2 of the Plan may be waived only as set forth in the Plan Support Agreement.

4.	Effect of Non-Occurrence of the Effective Date.

If the Effective Date shall not occur, the Plan shall be null and void and nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims against or Equity Interests in a Debtor; (b) prejudice in any manner the rights of the Debtors, including, without limitation, any right to seek a further extension of the exclusivity periods under section 1121(d) of the Bankruptcy Code; or (c) constitute an admission, acknowledgement, offer or undertaking by the Debtors.

H.	The Disbursing Agent.

1.	Powers and Duties.

Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall be empowered and directed to (a) take all steps and execute all instruments and documents necessary to make Plan Distributions to holders of Allowed Claims and Equity Interests; (b) comply with the Plan and the obligations thereunder; (c) employ, retain or replace professionals to represent it with respect to its responsibilities; (d) object to Claims as specified in Article VIII of the Plan, and prosecute such objections; (e) compromise and settle any issue or dispute regarding the amount, validity, priority, treatment or Allowance of any Claim as provided in Article VIII of the Plan; (f) make annual and other periodic reports regarding the status of distributions under the Plan to the holders of Allowed Claims that are outstanding at such time; such reports to be made available upon request to the holder of any Contested Claim; and (g) exercise such other powers as may be vested in the Disbursing Agent pursuant to the Plan, the Plan Documents or order of the Bankruptcy Court.

2.	Plan Distributions.

Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall make the required Plan Distributions specified under the Plan on the relevant Plan Distribution Date therefor.

3.	Exculpation.

Except as otherwise provided in Section 10.3 of the Plan, the Disbursing Agent, together with its officers, managers, directors, employees, agents , and representatives, are exculpated pursuant to the Plan by all Persons, holders of Claims and Equity Interests, and all other parties in interest, from any and all Causes of Action arising out of the discharge of the powers and duties conferred upon the Disbursing Agent (and each of its respective paying agents), by the Plan, any Final Order of the Bankruptcy Court entered pursuant to or in the furtherance of the Plan, or applicable law, except solely for actions or omissions arising out of the Disbursing Agent’s willful misconduct or gross negligence. No holder of a Claim or an Equity Interest, or representative thereof, shall have or pursue any Cause of Action (a) against the Disbursing Agent or its respective officers, managers, directors, employees, agents and representatives for making Plan Distributions in accordance with the Plan, or (b) against any holder of a Claim or an Equity Interest for receiving or retaining Plan Distributions as provided for by the Plan. Nothing contained in this Section shall preclude or impair any holder of an Allowed Claim or Allowed Equity Interest from bringing an action in the Bankruptcy Court against any Debtor to compel the making of Plan Distributions contemplated by the Plan on account of such Claim or Equity Interest.

I.	Treatment Of Executory Contracts And Unexpired Leases.

1.	Assumption and Rejection of Executory Contracts and Unexpired Leases.

On the Effective Date, all executory contracts, including the insurance policies discussed in Article IV.D.2. hereof, and unexpired leases of the Debtors shall be assumed pursuant to the provisions of section 365 of the Bankruptcy Code, except: (i) any executory contracts and unexpired leases that are the subject of separate motions to reject filed pursuant to section 365 of the Bankruptcy Code by the Debtors before the Effective Date; (ii) any contracts and leases listed in any Schedule 2 of this Disclosure Statement and any subsequently filed “Schedule of Rejected Executory Contracts and Unexpired Leases” to be filed by the Debtors with the Bankruptcy Court before the entry of, or as an exhibit to, the Confirmation Order; (iii) all executory contracts and unexpired leases rejected under this Plan or by order of the Bankruptcy Court entered before the Effective Date; (iv) any executory contract or unexpired lease that is the subject of a dispute over the amount or manner of cure pursuant to the next section hereof and for which the Debtors make a motion to reject such contract or lease based upon the existence of such dispute filed at any time; and (v) any agreement, obligation, security interest, transaction or similar undertaking that the Debtors believe is not executory or a lease that is later determined by the Bankruptcy Court to be an executory contract or unexpired lease that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

Inclusion of a contract, lease or other agreement on any Schedule 2 of this Disclosure Statement shall constitute adequate and sufficient notice that (i) any Claims arising thereunder or related thereto shall be treated as General Unsecured Claims under the Plan, and (ii) the Debtors are no longer bound by, or otherwise obligated to perform, any such obligations, transactions, or undertakings relating thereto or arising thereunder. The inclusion of a contract, lease or other agreement in Section 11.1(a) of the Plan or on Schedule 3 of this Disclosure Statement or the “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” shall not constitute an admission by the Debtors as to the characterization of whether any such included contract, lease, or other agreement is, or is not, an executory contract or unexpired lease or whether any claimants under any such contract, lease or other agreement are time-barred from asserting Claims against the Debtors. The Debtors reserve all rights with respect to the characterization of any such agreements.

The Plan shall constitute a motion to reject such executory contracts and unexpired leases set forth in any Schedule 2 of this Disclosure Statement and any subsequently filed “Schedule of Rejected Executory Contracts and Unexpired Leases” to be filed by the Debtors with the Bankruptcy Court before the entry of, or as an exhibit to, the Confirmation Order, and the Debtors shall have no liability thereunder except as is specifically provided in the Plan. Entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of such rejections pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such rejected agreement, executory contract or unexpired lease is burdensome and that the rejection thereof is in the best interests of the Debtors and their Estates.

The Plan shall constitute a motion to assume or assume and assign such executory contracts and unexpired leases assumed or assumed and assigned pursuant to Section 11.1(a) of the Plan and the Debtors shall have no liability thereunder for any breach of any assumed and assigned executory contract or lease occurring after such assignment pursuant to section 365(k) of the Bankruptcy Code, except as is specifically provided in the Plan. Entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of such assumption or assumption and assignment pursuant to sections 365(a), (b) and (f) of the Bankruptcy Code, and a finding by the Bankruptcy Court that the requirements of section 365(f) of the Bankruptcy Code have been satisfied. Any non-Debtor counterparty to an agreement listed on Schedule 3 or the “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases,” or otherwise designated as being assumed in Section 11.1(a) of the Plan, who disputes the assumption and/or assignment of an executory contract or unexpired lease must file with the Bankruptcy Court, and serve upon the Debtors and any Committee, a written objection to the assumption and/or assignment, which objection shall set forth the basis for the dispute by no later than ten (10) Business Days prior to the Confirmation Hearing. The failure to timely object shall be deemed a waiver of any and all objections to the assumption or assumption and assignment of executory contracts and leases as set forth in Schedule 3 of this Disclosure Statement or the “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” or as otherwise designated as being assumed in Section 11.1(a) of the Plan.

2.	Cure.

At the election of the Debtors, any monetary defaults under each executory contract and unexpired lease to be assumed under this Plan shall be satisfied pursuant to section 365(b)(1) of the Bankruptcy Code: (a) by payment of the default amount in Cash on the Effective Date or as soon thereafter as practicable; or (b) on such other terms as agreed to by the parties to such executory contract or unexpired lease. In the event of a dispute regarding: (i) the amount of any cure payments; (ii) the ability to provide adequate assurance of future performance under the contract or lease to be assumed or assigned; or (iii) any other matter pertaining to assumption or assignment, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving assumption or assignment, as applicable. Schedule 3 of this Disclosure Statement and any subsequently filed “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” sets forth the Debtors’ cure obligations for each agreement which a cure obligation must be satisfied as a condition to the assumption or assumption and assignment of such agreement. Any non-Debtor counterparty to an agreement listed on Schedule 3 of this Disclosure Statement and any subsequently filed “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” who disputes the scheduled cure obligation must file with the Bankruptcy Court, and serve upon the Debtors and any Committee, a written objection to the cure obligation, which objection shall set forth the basis for the dispute, the alleged correct cure obligation, and any other objection related to the assumption or assumption and assignment of the relevant agreement by no later than ten (10) Business Days prior to the Confirmation Hearing. If a non-Debtor counterparty fails to file and serve an objection which complies with the foregoing, the cure obligation set forth on Schedule 3 of this Disclosure Statement and any subsequently filed “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” shall be binding on the non-Debtor counterparty, and the non-Debtor counterparty shall be deemed to have waived any and all objections to the assumption or assumption and assignment of the relevant agreement as proposed by the Debtors.

3.	Claims Arising from Rejection, Expiration or Termination.

Claims created by the rejection of executory contracts and unexpired leases or the expiration or termination of any executory contract or unexpired lease prior to the Confirmation Date must be filed with the Bankruptcy Court and served on the Debtors (a) in the case of an executory contract or unexpired lease rejected by the Debtors prior to the Confirmation Date, in accordance with the Bar Date Notice, or (b) in the case of an executory contract or unexpired lease that (i) was terminated or expired by its terms prior to the Confirmation Date, or (ii) is rejected pursuant to Section 11.1 of the Plan, no later than thirty (30) days after the Confirmation Date. Any such Claims for which a proof of claim is not filed and served by the deadlines set forth in the Bar Date Notice or Section 11.3 of the Plan, as applicable, will be forever barred from assertion and shall not be enforceable against the Debtors, the Reorganized GSI Entities, their respective Estates, Affiliates, or Assets. Unless otherwise ordered by the Bankruptcy Court, all such Claims that are timely filed as provided herein shall be treated as General Unsecured Claims under the Plan subject to objection by the Disbursing Agent.

J.	Retention of Jurisdiction.

Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall retain and shall have exclusive jurisdiction over any matter (a) arising under the Bankruptcy Code, (b) arising in or related to the Chapter 11 Case or the Plan, or (c) that relates to the following:

a. To hear and determine any and all motions or applications pending on the Confirmation Date or thereafter brought in accordance with Article XI of the Plan for the assumption, assumption and assignment or rejection of executory contracts or unexpired leases to which any of the Debtors is a party or with respect to which any of the Debtors may be liable, and to hear and determine any and all Claims and any related disputes (including, without limitation, the exercise or enforcement of setoff or recoupment rights, or rights against any third party or the property of any third party resulting therefrom or from the expiration, termination or liquidation of any executory contract or unexpired lease);

b. To determine any and all adversary proceedings, applications, motions, and contested or litigated matters that may be pending on the Effective Date or that, pursuant to the Plan, may be instituted by the Disbursing Agent or the Debtors, as applicable, after the Effective Date;

c. To hear and determine any objections to the allowance of Claims, whether filed, asserted, or made before or after the Effective Date, including, without express or implied limitation, to hear and determine any objections to the classification of any Claim and to allow, disallow or estimate any Contested Claim in whole or in part;

d. To issue such orders in aid of execution of the Plan to the extent authorized or contemplated by section 1142 of the Bankruptcy Code;

e. To consider any modifications of the Plan, remedy any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

f. To hear and determine all Fee Applications and applications for allowances of compensation and reimbursement of any other fees and expenses authorized to be paid or reimbursed under the Plan or the Bankruptcy Code;

g. To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Plan, the Plan Documents or their interpretation, implementation, enforcement, or consummation;

h. To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Confirmation Order (and all exhibits to the Plan) or its interpretation, implementation, enforcement, or consummation;

i. To the extent that Bankruptcy Court approval is required, to consider and act on the compromise and settlement of any Claim or Cause of Action by, on behalf of, or against any Estate;

j. To determine such other matters that may be set forth in the Plan, or the Confirmation Order, or that may arise in connection with the Plan, or the Confirmation Order;

k. To hear and determine matters concerning state, local, and federal taxes, fines, penalties, or additions to taxes for which the Reorganized GSI Entities, the Debtors, the Debtors in Possession, or the Disbursing Agent may be liable, directly or indirectly, in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

l. To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with any setoff and/or recoupment rights of the Debtors or any Person under the Plan;

m. To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with Causes of Action of the Debtors (but excluding Avoidance Actions) commenced by the Disbursing Agent, the Debtors or any third parties, as applicable, before or after the Effective Date;

n. To enter an order or final decree closing the Chapter 11 Case;

o. To issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation, implementation or enforcement of the Plan or the Confirmation Order;

p. To enter any and all appropriate orders necessary to effectuate and otherwise enforce the Implementation Order; and

q. To hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code.

K.	Other Material Provisions of the Plan.

1.	Payment of Statutory Fees.

All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid by the Debtors on or before the Effective Date.

From and after the Effective Date, the Debtors shall pay the fees assessed under section 1930 of title 28 of the United States Code until entry of an order closing the Chapter 11 Cases.

2.	Satisfaction of Claims.

The rights afforded in the Plan and the treatment of all Claims and Equity Interests therein shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Equity Interests of any nature whatsoever, including any accrued Post-Petition Interest, against the Debtors and the Debtors in Possession, or any of their Estates, Assets, properties, or interests in property. Except as otherwise provided in the Plan, on the Effective Date, all Claims against and Equity Interests in the Debtors and the Debtors in Possession shall be satisfied, discharged, and released in full. Neither the Reorganized GSI Entities nor the Debtors shall be responsible for any pre-Effective Date obligations of the Debtors or the Debtors in Possession, except those expressly assumed by the Reorganized GSI Entities or any such Debtor, as applicable. Except as otherwise provided in the Plan, all Persons shall be precluded and forever barred from asserting against the Reorganized GSI Entities, the Debtors, their respective successors or assigns, or their Estates, Affiliates, Assets, properties, or interests in property any event, occurrence, condition, thing, or other or further Claims, Equity Interests or Causes of Action based upon any act, omission, transaction, or other activity of any kind or nature that occurred or came into existence prior to the Effective Date, whether or not the facts of or legal bases therefore were known or existed prior to the Effective Date.

3.	Special Provisions Regarding Insured Claims.

Plan Distributions to each holder of an allowed Insured Claim against any Debtor shall be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified; provided, however, that there shall be deducted from any Plan Distribution on account of an Insured Claim, for purposes of calculating the Allowed amount of such Claim, the amount of any insurance proceeds actually received by such holder in respect of such Allowed Insured Claim. Nothing in Section 13.3 of the Plan shall constitute a waiver of any claim, right, or Cause of Action the Debtors or their Estates may hold against any Person, including any insurer. Pursuant to section 524(e) of the Bankruptcy Code, nothing in the Plan shall release or discharge any insurer from any obligations to any Person under applicable law or any policy of insurance under which a Debtor is an insured or beneficiary.

4.	Subrogation.

To the extent the holder of an Allowed Guarantee Claim (other than Senior Note Claims) receives a Plan Distribution from a Guarantor Debtor and/or its Estate, and except as provided below, such Guarantor Debtor shall be subrogated to the rights of the holder of such Allowed Guarantee Claim to collect and receive a Plan Distribution on account of such Claim from the Obligor Debtor and/or its Estate under the Plan.

5.	Third Party Agreements; Subordination.

The Plan Distributions to the various classes of Claims and Equity Interests hereunder shall not affect the right of any Person to levy, garnish, attach or employ any other legal process with respect to such Plan Distributions by reason of any claimed subordination rights or otherwise. All such rights and any agreements relating thereto shall remain in full force and effect, except as otherwise compromised and settled pursuant to the Plan. Plan Distributions shall be subject to and modified by any Final Order directing distributions other than as provided in the Plan. The right of the Debtors or any Committee to seek subordination of any Claim or Equity Interest pursuant to section 510 of the Bankruptcy Code is fully reserved, and the treatment afforded any Claim or Equity Interest that becomes a Subordinated Claim or subordinated Equity Interest at any time shall be modified to reflect such subordination. Unless the Confirmation Order provides otherwise, no Plan Distributions shall be made on account of a Subordinated Claim or subordinated Equity Interest.

6.	Exculpation.

None of the Released Parties shall have or incur any liability to any Person for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Plan, the consummation of the Plan, the negotiation of the Plan Support Agreement, the New Indenture, the New Warrants, the New Senior Secured Notes, the Registration Rights Agreement and the Security Documents, or the implementation or administration of the Plan, the Plan Support Agreement or the property to be distributed under the Plan, except for any willful misconduct or gross negligence, as finally determined by the Bankruptcy Court, and, in all respects shall be entitled to rely upon the advice of counsel and all information provided by other exculpated persons herein without any duty to investigate the veracity or accuracy of such information with respect to their duties and responsibilities under the Plan, the negotiation of the Plan Support Agreement, the New Indenture, the New Warrants, the New Senior Secured Notes, the Registration Right Agreement and the Security Documents.

7.	Discharge of Liabilities.

Except as otherwise provided in the Plan, upon the occurrence of the Effective Date, the Debtors shall be discharged from all Claims, Equity Interests and Causes of Action to the fullest extent permitted by section 1141 of the Bankruptcy Code, and all holders of Claims and Equity Interests shall be precluded from asserting against the Reorganized GSI Entities and their Affiliates, the Debtors, their Assets, or any property dealt with under the Plan, any further or other Cause of Action based upon any act or omission, transaction, event, thing, or other activity of any kind or nature that occurred or came into existence prior to the Effective Date.

EXCEPT AS OTHERWISE PROVIDED IN THE PLAN, THE REORGANIZED GSI ENTITIES AND THEIR AFFILIATES SHALL NOT HAVE, AND SHALL NOT BE CONSTRUED TO HAVE OR MAINTAIN ANY LIABILITY, CLAIM, OR OBLIGATION, THAT IS BASED IN WHOLE OR IN PART ON ANY ACT, OMISSION, TRANSACTION, EVENT, OTHER OCCURRENCE OR THING OCCURRING OR IN

EXISTENCE ON OR PRIOR TO THE EFFECTIVE DATE OF THE PLAN AND NO SUCH LIABILITIES, CLAIMS, OR OBLIGATIONS FOR ANY ACTS SHALL ATTACH TO THE REORGANIZED GSI ENTITIES AND THEIR AFFILIATES.

8.	Discharge of Debtors.

Except as otherwise provided in the Plan or the Confirmation Order, on the Effective Date, without further notice or order, all Claims of any nature whatsoever shall be automatically discharged forever. Except as otherwise provided in the Plan or the Confirmation Order, on the Effective Date, the Debtors, their Estates, and all successors thereto shall be deemed fully discharged and released from any and all Claims, including, but not limited to, demands and liabilities that arose before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), and 502(i) of the Bankruptcy Code, whether or not (a) a proof of claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code; (b) a Claim based upon such debt is allowed under section 502 of the Bankruptcy Code; or (c) the holder of a Claim based upon such debt has accepted the Plan. The Confirmation Order shall be a judicial determination of discharge of all liabilities of the Debtors, their Estates, and all successors thereto. As provided in section 524 of the Bankruptcy Code, such discharge shall void any judgment against the Debtors, their Estates, or any successor thereto at any time obtained to the extent it relates to a discharged Claim, and operates as an injunction against the prosecution of any action against the Reorganized GSI Entities or property of the Debtors or their Estates to the extent it relates to a discharged Claim. Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan and/or Confirmation Order, no provision shall preclude the U.S. Securities and Exchange Commission from enforcing its police or regulatory powers. This paragraph shall not affect or limit the discharge granted to the Debtors under sections 524 and 1141 of the Bankruptcy Code.

9.	Governing Law.

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and the Bankruptcy Rules), the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof, shall govern the construction of the Plan and any agreements, documents, and instruments executed in connection with the Plan, except as otherwise expressly provided in such instruments, agreements or documents.

10.	Interest and Attorneys’ Fees.

Interest accrued after the Petition Date will accrue and be paid on Claims only to the extent specifically provided for in the Plan, the Confirmation Order or as otherwise required by the Bankruptcy Court or by applicable law. No award or reimbursement of attorneys’ fees or related expenses or disbursements shall be allowed on, or in connection with, any Claim or Equity Interest, except as set forth in the Plan, the Plan Support Agreement or as ordered by the Bankruptcy Court.

All reasonable, due and unpaid fees, costs and expenses of (i) Schulte Roth & Zabel LLP, legal counsel for the Required Noteholders, (ii) local Delaware and Canadian legal counsel for the Required Noteholders and (iii) Houlihan Lokey Howard & Zukin Capital, Inc., financial advisor for the Required Noteholders, shall, in each case, be paid on the Effective Date in accordance with the Plan Support Agreement and the Indenture.

11.	Modification of the Plan.

Subject to the limitations set forth in the Plan Support Agreement, modifications of the Plan, as provided in section 1127 of the Bankruptcy Code, may be proposed in writing by the Debtors at any time before confirmation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code, and the Debtors shall have complied with section 1125 of the Bankruptcy Code. Subject to the terms of the Plan Support Agreement, the Debtors may modify the Plan at any time after confirmation and before substantial consummation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan as modified, under section 1129 of the Bankruptcy Code, and the circumstances warrant such modifications. Subject to the terms of the Plan Support Agreement, a holder of a Claim or Equity Interest that has accepted the Plan shall be deemed to have accepted such Plan as modified if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Equity Interest of such holder. Nothing in the Plan is intended to modify or alter the rights of the parties under the Plan Support Agreement and any amendment, modification or supplement to the Plan may only be made in accordance with the terms of the Plan Support Agreement.

12.	Revocation of Plan.

The Debtors reserve the right to revoke or withdraw the Plan and/or to adjourn the Confirmation Hearing with respect to any one or more of the Debtors prior to the occurrence of the Effective Date. If the Debtors revoke or withdraw the Plan with respect to any one or more of the Debtors, or if the Effective Date does not occur as to any Debtor, then, as to such Debtor, the Plan and all settlements and compromises set forth in the Plan and not otherwise approved by a separate Final Order shall be deemed null and void and nothing contained herein and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims against or Equity Interests in such Debtor or to prejudice in any manner the rights of any of the Debtors or any other Person in any other further proceedings involving such Debtor.

In the event that the Debtors choose to adjourn the Confirmation Hearing with respect to any one or more of the Debtors, the Debtors reserve the right to proceed with confirmation of the Plan with respect to those Debtors in relation to which the Confirmation Hearing has not been adjourned. With respect to those Debtors for which the Confirmation Hearing has been adjourned, the Debtors reserve the right to amend, modify, revoke or withdraw the Plan and/or submit any new plan of reorganization at such times and in such manner as they consider appropriate, subject to the provisions of the Bankruptcy Code.

13.	Setoff Rights.

In the event that any Debtor has a Claim of any nature whatsoever against the holder of a Claim against such Debtor, then such Debtor may, but is not required to, set off against the Claim (and any payments or other Plan Distributions to be made in respect of such Claim hereunder) such Debtor’s Claim against such holder, subject to the provisions of sections 553, 556 and 560 of the Bankruptcy Code. Neither the failure to set off nor the allowance of any Claim under the Plan shall constitute a waiver or release of any Claims that any Debtor may have against the holder of any Claim.

14.	Rates; Currency.

The Plan does not provide for the change of any rate that is within the jurisdiction of any governmental regulatory commission after the occurrence of the Effective Date. Where a Claim has been denominated in foreign currency on a proof of Claim, the Allowed amount of such Claim shall be calculated in legal tender of the United States based upon the conversion rate in place as of the Petition Date, and the amount of such Claim in legal tender of the United States’ as of the Petition Date shall be used for calculating Post-Petition Interest, if any.

15.	Injunctions.

On the Effective Date and except as otherwise provided in the Plan, all Persons who have been, are or may be holders of Claims against or Equity Interests in the Debtors shall be permanently enjoined from taking any of the following actions against or affecting the Reorganized GSI Entities and their Affiliates, the Debtors, the Estates, the Assets, or the Disbursing Agent, or any of their current or former respective members, directors, managers, officers, employees and agents and their respective professionals, successors and assigns or their respective assets and property, with respect to such Claims or Equity Interests (other than actions brought to enforce any rights or obligations under the Plan):

(a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, all suits, actions and proceedings that are pending as of the Effective Date, which must be withdrawn or dismissed with prejudice);

(b) enforcing, levying, attaching, collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order;

(c) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance; and

(d) asserting any setoff, right of subrogation or recoupment of any kind; provided, that any defenses, offsets or counterclaims which the Debtors may have or assert in respect of the above referenced Claims or Equity Interests are fully preserved in accordance with Section 13.19 of the Plan.

16.	Binding Effect.

The Plan shall be binding upon the Reorganized GSI Entities and their Affiliates, the Debtors, the holders of all Claims and Equity Interests, parties in interest, Persons and their respective successors and assigns. To the extent any provision of the Disclosure Statement or any other solicitation document may be inconsistent with the terms of the Plan, the terms of the Plan shall be binding and conclusive.

17.	Severability.

IN THE EVENT THE BANKRUPTCY COURT DETERMINES THAT ANY PROVISION OF THE PLAN IS UNENFORCEABLE EITHER ON ITS FACE OR AS APPLIED TO ANY CLAIM OR EQUITY INTEREST OR TRANSACTION, THE DEBTORS MAY MODIFY THE PLAN IN ACCORDANCE WITH SECTION 13.17 OF THE PLAN SO THAT SUCH PROVISION SHALL NOT BE APPLICABLE TO THE HOLDER OF ANY SUCH CLAIM OR EQUITY INTEREST OR TRANSACTION. SUCH A DETERMINATION OF UNENFORCEABILITY SHALL NOT (A) LIMIT OR AFFECT THE ENFORCEABILITY AND OPERATIVE EFFECT OF ANY OTHER PROVISION OF THE PLAN OR (B) REQUIRE THE RESOLICITATION OF ANY ACCEPTANCE OR REJECTION OF THE PLAN.

18.	No Admissions.

AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER CAUSES OF ACTION OR THREATENED CAUSES OF ACTIONS, THE PLAN SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THE PLAN SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES AND OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, AND EQUITY INTERESTS IN, HOLDINGS OR ANY OF ITS SUBSIDIARIES AND AFFILIATES, AS DEBTORS AND DEBTORS IN POSSESSION IN THESE CHAPTER 11 CASES.

VIII.	RISK FACTORS

The holder of a Claim against or Equity Interest in the Debtors should read and carefully consider the following factors, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference herein), before deciding whether to vote to accept or reject the Plan.

A.	General Considerations.

The formulation of a reorganization plan is a principal purpose of a chapter 11 case. The Plan sets forth the means for satisfying the Claims against and Equity Interests in the Debtors. Reorganization of the Debtors’ businesses and operations under the proposed Plan also avoids the potentially adverse impact of a protracted and costly reorganization.

B.	Termination Rights Under Plan Support Agreement

The Debtors ability to consummate the transactions contemplated by the Plan is conditioned upon, among other things, satisfaction of the terms contained in the Plan Support Agreement and Plan Documents, which contains certain closing conditions and termination rights.

The Consenting Noteholders are entitled to terminate the Plan Support Agreement if, among other things, (i) the Debtors are in material breach of any of their obligations under the Plan Support Agreement, (ii) the Debtors file any motion or pleading with the Bankruptcy Court that is not consistent in any material respect with the Plan Support Agreement or the Plan, and such motion or pleading has not been withdrawn within five (5) Business Days of the Debtors receiving notice from the Consenting Noteholders that such motion or pleading is inconsistent with the Plan Support Agreement or the Plan, (iii) the Bankruptcy Court grants relief that is materially inconsistent with the Plan Support Agreement or the Plan; (iv) the Debtors fail to obtain an order approving the Disclosure Statement and solicitation procedures by January 10, 2010, (v) the Debtors fail to obtain entry of a Confirmation Order by April 5, 2010, (vi) the Bankruptcy Court enters an order invalidating, disallowing, subordinating, recharacterizing or limiting in any respect, the principal and interest components of the Senior Note Claims or disgorging any amounts from any holder of the Senior Note Claim, (vii) there is a Material Adverse Change (as defined in the Plan Support Agreement), (viii) the Assumption Order has not been obtained within 35 days after the Petition Date, (ix) the Effective Date shall not have occurred by April 20, 2010 unless such date is extended pursuant to the Plan Support Agreement, (x) any Debtor moves (1) to voluntarily dismiss any of the Chapter 11 Cases, (2) for conversion of any of the Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code, or (3) for appointment of a trustee or an examiner with expanded powers pursuant to Section 1104 of the Bankruptcy Code in any of the Chapter 11 Cases, (xi) a trustee or an examiner with expanded powers is appointed in any of the Chapter 11 Cases, or any of the Chapter 11 Cases is dismissed or converted to a case under chapter 7 of the Bankruptcy Code, (xii) any court of competent jurisdiction or other competent governmental or regulatory authority shall have issued a final and nonappealable order making illegal or otherwise preventing, prohibiting or materially restricting the Restructuring (as defined in the Plan Support Agreement), or (xiii) any Debtors withdraws the Plan or files, proposes or otherwise supports any plan of reorganization other than the Plan.

Upon termination, any prior vote of any Consenting Noteholder shall be immediately revoked and deemed void ab initio, which would substantially impede the Debtors ability to consummate the proposed restructuring.

C.	Certain Bankruptcy Considerations.

If the Plan is not confirmed and consummated, there can be no assurance that any alternative plan of reorganization would be on terms as favorable to the holders of impaired Claims or Equity Interests as the terms of the Plan. In addition, if a protracted reorganization were to occur, there is a substantial risk that holders of Claims and Equity Interests would receive less than they will receive under the Plan. See Exhibit “D” hereto for a liquidation analysis of the Debtors (the “Liquidation Analysis”).

D.	Inherent Uncertainty of Financial Projections.

The Projections set forth in Exhibit “C” hereto cover the Debtors’ operations through fiscal year 2013. These Projections are based on numerous assumptions, including the timing, confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Reorganized GSI Entities, industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Reorganized GSI Entities and some or all of which may not materialize. In addition, unanticipated events and circumstances occurring subsequent to the date that this Disclosure Statement is approved by the Bankruptcy Court may affect the actual financial results of the Reorganized GSI Entities’ operations. These variations may be material and may adversely affect the ability of the Reorganized GSI Entities to make payments with respect to post-Effective Date indebtedness. Because the actual results achieved throughout the periods covered by the Projections may vary from the projected results, the Projections should not be relied upon as a guaranty, representation or other assurance of the actual results that will occur.

Except with respect to the Projections and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Reorganized GSI Entities intend to update the Projections for the purposes hereof; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections.

E.	Claims Estimations.

There can be no assurance that the estimated Claim amounts set forth herein are correct, and the actual amount of Allowed Claims may differ from the estimates. The estimated amounts are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual amount of Allowed Claims may vary from those estimated herein.

IX.	CONFIRMATION AND CONSUMMATION PROCEDURES

A.	Overview.

A plan of reorganization may provide anything from a complex restructuring of a debtor’s business and its related obligations to a simple liquidation of the debtor’s assets. In either event, upon confirmation of the plan, it becomes binding on the debtor and all of its creditors and equity holders, and the obligations owed by the debtor to such parties are compromised and exchanged for the obligations specified in the plan. Before soliciting acceptances of the proposed plan, section 1125 of the Bankruptcy Code requires the debtor to prepare and file a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment about the plan. This Disclosure Statement is presented to holders of Claims against and Equity Interests in the Debtors to satisfy the requirements of section 1125 of the Bankruptcy Code in connection with the Debtors’ solicitation of votes on the Plan.

If all classes of claims and equity interests accept a plan of reorganization, the bankruptcy court may confirm the plan if the bankruptcy court independently determines that the requirements of section 1129(a) of the Bankruptcy Code have been satisfied. Section 1129(a) sets forth the requirements for confirmation of a plan and, among other things, requires that a plan meet the “best interests of creditors” test and be “feasible.” The “best interests” test generally requires that the value of the consideration to be distributed to the holders of claims or equity interests under a plan may not be less than those parties would receive if the debtor were liquidated pursuant to a hypothetical liquidation occurring under chapter 7 of the Bankruptcy Code. Under the “feasibility” requirement, the bankruptcy court generally must find that there is a reasonable probability that the debtor will be able to meet its obligations under its plan without the need for further financial reorganization. The Debtors believe that the Plan satisfies all the applicable requirements of section 1129(a) of the Bankruptcy Code, including, in particular, the best interests of creditors’ test and the feasibility requirement.

The Bankruptcy Code does not require that each holder of a claim or interest in a particular class vote in favor of a plan of reorganization for the bankruptcy court to determine that the class has accepted the plan. Rather, a class of creditors will be determined to have accepted the plan if the bankruptcy court determines that the plan has been accepted by a majority in number and two-thirds in amount of those claims actually voting in such class. Similarly, a class of equity security holders will have accepted the plan if the bankruptcy court determines that the plan has been accepted by holders of two-thirds of the number of shares actually voting in such class.

In addition, classes of claims or equity interests that are not “impaired” under a plan of reorganization are conclusively presumed to have accepted the plan and thus are not entitled to vote. Furthermore, classes that are to receive no distribution under the plan are conclusively deemed to have rejected the plan. Accordingly, acceptances of a plan will generally be solicited only from those persons who hold claims or equity interests in an impaired class. A class is “impaired” if the legal, equitable, or contractual rights associated with the claims or equity interests of that class are modified in any way under the plan. Modification for purposes of determining impairment, however, does not include curing defaults and reinstating maturity on the effective date of the plan. Except for Class 1 — Priority Claims, Class 2 — Secured Claims, Class 3 — General Unsecured Claims, Class 4 — Intercompany Claims, Class 6B — GSI Equity Interests, Class 6C — MES Equity Interests, which are unimpaired, the other classes of Claims and Equity Interests are impaired under the Plan and are entitled to vote on the Plan.

The bankruptcy court also may confirm a plan of reorganization even though fewer than all the classes of impaired claims and equity interests accept such plan. For a plan of reorganization to be confirmed despite its rejection by a class of impaired claims or equity interests, the plan must be accepted by at least one class of impaired claims (determined without counting the vote of insiders) and the proponent of the plan must show, among other things, that the plan does not “discriminate unfairly” and that the plan is “fair and equitable” with respect to each impaired class of claims or equity interests that has not accepted the plan.

Under section 1129(b) of the Bankruptcy Code, a plan is “fair and equitable” as to a rejecting class of claims or equity interests if, among other things, the plan provides: (a) with respect to secured claims, that each such holder will receive or retain on account of its claim property that has a value, as of the effective date of the plan, equal to the allowed amount of such claim; and (b) with respect to unsecured claims and equity interests, that the holder of any claim or equity interest that is junior to the claims or equity interests of such class will not receive or retain on account of such junior claim or equity interest any property from the estate, unless the senior class receives property having a value equal to the full amount of its allowed claim.

A plan does not “discriminate unfairly” against a rejecting class of claims or equity interests if (a) the relative value of the recovery of such class under the plan does not differ materially from that of any class (or classes) of similarly situated claims or equity interests, and (b) no senior class of claims or equity interests is to receive more than 100% of the amount of the claims or equity interest in such class.

The Plan has been structured so that it will satisfy the foregoing requirements as to any rejecting class of Claims or Equity Interests, and can therefore be confirmed, if necessary, over the objection of any (but not all) classes of Claims or Equity Interests.

B.	Confirmation of the Plan.

1.	Elements of Section 1129 of the Bankruptcy Code.

At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the conditions to confirmation under section 1129 of the Bankruptcy Code are satisfied.

Such conditions include the following:

a. The Plan complies with the applicable provisions of the Bankruptcy Code.

b. Each of the Debtors has complied with the applicable provisions of the Bankruptcy Code.

c. The Plan has been proposed in good faith and not by any means proscribed by law.

d. Any payment made or promised by the Debtors or by an entity issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been disclosed to the Bankruptcy Court; and any such payment made before the confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable.

e. The Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director, officer or voting trustee of the Debtors or a successor to the Debtors under the Plan and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity holders and with public policy, and the Debtors have disclosed the identity of any insider that will be employed or retained by such Debtor, and the nature of any compensation for such insider.

f. With respect to each impaired class of Claims or Equity Interests, each holder of an impaired Claim or impaired Equity Interest either has accepted the Plan or will receive or retain under the Plan, on account of the Claims or Equity Interests held by such entity, property of a value, as of the applicable consummation date under the Plan, that is not less than the amount that such entity would receive or retain if the Debtors were liquidated on such date under chapter 7 of the Bankruptcy Code. In the event that the Debtors do not move to confirm the Plan nonconsensually, each class of Claims or Equity Interests entitled to vote has either accepted the Plan or is not impaired under the Plan.

g. Except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that Administrative Claims and Priority Claims will be paid in full on the applicable consummation date and that Tax Claims will be paid in full, in cash, on the applicable consummation date or as soon as practicable thereafter; however, the Debtors shall have the right to make deferred cash payments on account of such Tax Claims over a period not exceeding six (6) years after the date of assessment of such Claims, having a value, as of the applicable consummation date, equal to the allowed amount of such Claims.

h. At least one impaired class of Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim in such class.

i. Confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors or any other successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan. See “Financial Projections and Assumptions.”

j. All fees payable under section 1930 of Bankruptcy Code, as determined by the Bankruptcy Court at the Confirmation Hearing, have been paid or the Plan provides for the payment of all such fees on the Effective Date of the Plan.

The Plan provides for the continuation after the consummation of the Plan of payment of all retiree benefits at the level established under section 1114(e)(1)(B) or (g) of the Bankruptcy Code at any time prior to confirmation of the Plan, for the duration of the period each of the Debtors has obligated itself to provide such benefits.

The Debtors believe that the Plan will satisfy all the statutory provisions of chapter 11 of the Bankruptcy Code, that they have complied or will have complied with all of the provisions of the Bankruptcy Code, and that the Plan is being proposed and will be submitted to the Bankruptcy Court in good faith.

2.	Acceptance.

A class of Claims will have accepted the Plan if the Plan is accepted, with reference to a class of Claims, by at least two-thirds in amount and more than one-half in number of the Allowed Claims of each such class of Claims. Each class of Equity Interests will have accepted the Plan if the Plan is accepted with reference to a class of Equity Interests, by at least two-thirds in amount of the Allowed Equity Interests of each class of Equity Interests.

3.	Best Interests Test/Liquidation Analysis.

With respect to each impaired class of holders of Claims and Equity Interests, confirmation of the Plan requires that each such holder either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the applicable consummation date under the Plan, that is not less than the value such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.

To determine what holders of Claims and Equity Interests of each impaired class would receive if the Debtors were liquidated, the Bankruptcy Court must determine the proceeds that would be generated from the liquidation of the properties and interests in property of the Debtors in a chapter 7 liquidation case. The proceeds that would be available for satisfaction of Unsecured Claims against and Equity Interests in the Debtors would consist of the proceeds generated by disposition of the unencumbered equity in the properties and interests in property of the Debtors and the cash held by the Debtors at the time of the commencement of the liquidation case. Such proceeds would be reduced by the costs and expenses of the liquidation and by such additional administration and priority claims that may result from the termination of the business of the Debtors and the use of chapter 7 for the purposes of liquidation.

The costs of liquidation under chapter 7 of the Bankruptcy Code would include the fees payable to a trustee in bankruptcy, and the fees that would be payable to additional attorneys and other professionals that such a trustee may engage, plus any unpaid expenses incurred by the Debtors during the Chapter 11 Cases, such as compensation for attorneys, financial advisors, accountants and costs that are allowed in the chapter 7 case. In addition, Claims would arise by reason of the breach or rejection of obligations incurred and executory contracts entered into or assumed by the Debtors during the pendency of the Chapter 11 Cases.

The foregoing types of Claims and such other Claims which may arise in the liquidation cases or result from the pending Chapter 11 Cases would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay Unsecured Claims arising on or before the Petition Date.

To determine if the Plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of the liquidation of the properties and interests in property of the Debtors (net of the amounts attributable to the aforesaid claims) is then compared with the present value offered to such classes of Claims and Equity Interests under the Plan.

In applying the “best interests” test, it is possible that Claims and Equity Interests in the chapter 7 cases may not be classified according to the seniority of such Claims and Equity Interests as provided in the Plan. In the absence of a contrary determination by the Bankruptcy Court, all Unsecured Claims arising on or before the Petition Date which have the same rights upon liquidation would be treated as one class for the purposes of determining the potential distribution of the liquidation proceeds resulting from the chapter 7 cases of the Debtors. The distributions from the liquidation proceeds would be calculated ratably according to the amount of the Claim held by each creditor. Therefore, creditors who claim to be third-party beneficiaries of any contractual subordination provisions might have to seek to enforce such contractual subordination provisions in the Bankruptcy Court or otherwise. The Debtors believe that the most likely outcome of liquidation proceedings under chapter 7 would be the application of the rule of absolute priority of distributions. Under that rule, no junior creditor receives any distribution until all senior creditors are paid in full with interest, and no stockholder receives any distribution until all creditors are paid in full with interest.

After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in the Chapter 11 Cases, including: (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee; (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the “forced sale” environment in which such a liquidation would likely occur; (iii) the adverse effects on the salability of business segments as a result of the likely departure of key employees and the loss of customers; and (iv) the substantial increases in claims which would be satisfied on a priority basis or on parity with creditors in the Chapter 11 cases, the Debtors believe that confirmation of the Plan will provide each holder of a Claim or Equity Interest with a greater recovery than it would receive pursuant to liquidation of the Debtors under chapter 7 of the Bankruptcy Code.

4.	The Liquidation Analysis is attached hereto as Exhibit “D”. Feasibility.

The Bankruptcy Code conditions confirmation of a plan of reorganization on, among other things, a finding that it is not likely to be followed by the liquidation or the need for further financial reorganization of a debtor. For purposes of determining whether the Plan satisfies this condition, the Debtors have analyzed the capacity of each Debtor to service its obligations under the Plan. Based upon their analysis of their Projections, the Debtors believe they will be able to make all payments required to be made under the Plan. See “Financial Projections and Assumptions.”

C.	Cramdown.

In the event that any impaired class does not accept the Plan, the Debtors nevertheless may move for confirmation of the Plan. To obtain such confirmation, it must be demonstrated to the Bankruptcy Court that the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such classes and any other classes of Claims that vote to reject the Plan.

Based on the information available to the Equity Committee and its diligence to date, if holders of equity interests vote to reject the Plan, the Equity Committee believes that the Debtors cannot meet the “cramdown” requirements to confirm the Plan. In particular, the Equity Committee believes that the holders of the Senior Notes are receiving under the Plan payments and property with an aggregate value substantially greater than necessary to pay all such holders the full amount of their Allowed Claims.

The Debtors do not share this opinion, and believe that holders of the Senior Notes likely will receive more, and that the holders of equity interests will likely receive less, or even nothing, if this Plan is not confirmed.

Moreover, holders of 88.1% of the Senior Notes have stated that they intend to demonstrate with evidence at the Confirmation Hearing that holders of the Senior Notes are not receiving distributions greater than the amount of their Allowed Claim.

1.	No Unfair Discrimination.

A plan of reorganization “does not discriminate unfairly” if (a) the legal rights of a nonaccepting class are treated in a manner that is consistent with the treatment of other classes whose legal rights are similar to the legal rights of the nonaccepting class, and (b) no class receives payments in excess of that which it is legally entitled to receive for its Claims or Equity Interests. The Debtors believe that under the Plan all impaired classes of Claims and Equity

Interests are treated in a manner that is consistent with the treatment of other classes of Claims and Equity Interests that are similarly situated, if any, and no class of Claims or Equity Interests will receive payments or property with an aggregate value greater than the aggregate value of the Allowed Claims and Allowed Equity Interests in such class. Accordingly, the Debtors believe the Plan does not discriminate unfairly as to any impaired class of Claims or Equity Interests.

2.	Fair and Equitable Test.

The Bankruptcy Code establishes different “fair and equitable” tests for secured creditors, unsecured creditors and holders of equity interest as follows:

a. Secured Creditors. Either (i) each impaired secured creditor retains its liens securing its secured claim and it receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the indubitable equivalent of its allowed secured claim, or (iii) the property securing the claim is sold free and clear of liens, with such liens to attach to the proceeds and the treatment of such liens on proceeds as provided in clause (i) or (ii) of this subparagraph.

b. Unsecured Creditors. Either (i) each impaired unsecured creditor receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan of reorganization, subject to the applicability of the judicial doctrine of contributing new value.

c. Holders of Equity Interests. Either (i) each holder of an equity interest will receive or retain under the plan of reorganization property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock or (b) the value of the stock or (ii) the holders of interests that are junior to the stock will not receive any property under the plan of reorganization, subject to the applicability of the judicial doctrine of contributing new value.

THE DEBTORS MAY MOVE FOR CONFIRMATION OF THE PLAN IF LESS THAN THE REQUISITE HOLDERS OF CLAIMS OR EQUITY INTERESTS IN ANY CLASS VOTE TO ACCEPT THE PLAN.

D.	Effect of Confirmation

Under Section 1141 of the Bankruptcy Code, the provisions of a confirmed plan bind the debtor, any entity issuing securities under the plan, any entity acquiring property under the plan, and any creditor or equity security holder, whether or not the claim or interest of such creditor or equity security holder is impaired under the plan and whether or not such creditor or equity security holder voted to accept the plan. Further, after confirmation of a plan, the property dealt with by the plan is free and clear of all claims and interests of creditors and equity security holders, except as otherwise provided in the plan or the confirmation order.

X.	MANAGEMENT OF THE REORGANIZED DEBTORS

The members of the boards of directors or managers of each Debtor who are serving as of the Confirmation Date will continue to serve in such capacities until the Effective Date. Entry of the Confirmation Order shall ratify and approve all actions taken by the board of directors or managers of the Debtors from the Petition Date through and until the Effective Date. From and after the Effective Date, the management of the Debtors shall be selected in accordance with their respective charters, by-laws and applicable law, and the Plan.

XI.	CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

CIRCULAR 230 DISCLOSURE: YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a discussion of certain significant U.S federal income tax considerations of the Plan under the Internal Revenue Code. This discussion is limited to (i) certain tax considerations for holders of Senior Notes (the “Senior Noteholders”) who are United States persons (as defined in the Internal Revenue Code) and who hold such interests as “capital assets” and will hold the New Senior Secured Notes and the New Common Shares as capital assets (generally property held for investment) within the meaning of section 1221 of the Internal Revenue Code and (ii) shareholders of Holdings who are United States taxpayers (“U.S. Shareholders”). This discussion does not apply to Holders of Claims or interests other than those held by Senior Noteholders or U.S. Shareholders. This general description does not discuss all aspects of U.S. federal income taxation that may be relevant to a Senior Noteholder or a U.S. Shareholder in light of such Person’s personal investment circumstances, or to certain types of Senior Noteholders subject to special treatment under the federal income tax laws (for example, (i) banks, regulated investment companies, real estate investment trusts, insurance companies, employee stock ownership plans, brokers, dealers in securities or currencies, subchapter S corporations, entities treated as partnerships for U.S. federal income tax purposes, and tax exempt organizations, (ii) persons who hold Claims or interests or who will hold the New Senior Secured Notes or the New Common Shares as part of a straddle, hedge, conversion transaction or other integrated investment, (iii) persons whose functional currency is not the U.S. dollar (iv) persons that use a mark to market method of accounting, and (v) persons that are not U.S. persons under the Internal Revenue Code). In addition, this discussion does not address state, local or non-U.S. taxes. Furthermore, estate and gift tax issues are not addressed herein. This discussion is based upon laws, regulations, rulings and decisions now in effect and upon proposed regulations all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. No opinion of counsel has been sought or obtained with respect to any U.S. federal income tax consequences of the Plan and no tax opinion is given by this Disclosure Statement. No rulings or determination letters from the IRS or any other taxing authorities have been obtained or sought with respect to the Plan, and the description below is not binding upon the IRS or such other taxing authorities. With respect to some of the federal income tax consequences discussed herein, the tax law is unclear. Accordingly, it is possible that the IRS will disagree with the description below of the tax consequences, and there can be no certainty that the IRS would not prevail in any challenge it may decide to make in that regard.

A.	Tax Consequences to the GSI

GSI has filed for a U.S. federal income tax refund for periods ending December 31, 2006 and December 31, 2007, utilizing an NOL carryback for federal income tax purposes of approximately $8 million generated for the period ending December 31, 2008. GSI expects to report additional losses with respect to its 2009 taxable year. The amount of such NOL carryback and other losses remain subject to adjustment by the IRS. Moreover, as discussed below, such NOL carryback and carryovers and certain other tax attributes of GSI may be reduced and/or subjected to limitation upon the implementation of the Plan.

1.	Cancellation of Debt (“COD”) Income

Under the Plan, (i) the Senior Noteholders will exchange 100% of the Senior Notes for their Pro Rata Share of the New Senior Secured Notes, the Cash Note Payment and such number of New Common Shares as will result in the Senior Noteholders owning on a fully diluted basis 74.3% of the outstanding New Common Shares and (ii) the shareholders of Holdings will exchange the Holdings Common Shares for New Common Shares and New Warrants (the “Exchange”). As a result of the anticipated Exchange, the amount of GSI’s aggregate outstanding indebtedness will be reduced. In general, for U.S. federal income tax purposes, a debtor will realize COD income when a creditor accepts less than full payment in satisfaction of its debt. Under section 108 of the Internal Revenue Code, if a debtor corporation transfers stock to a creditor in satisfaction of its indebtedness, such corporation shall be treated as having satisfied the indebtedness with an amount of money equal to the fair market value of the stock. Furthermore, when a corporation uses one debt instrument to retire another, it is treated as having satisfied its prior indebtedness for an amount equal to the “issue price” of the new debt instrument as determined under the OID rules of the Internal Revenue Code, as discussed below. Absent an exception, the amount of COD income realized must be included in taxable income. Because the amount of any COD income resulting from this transaction will depend on the fair market value of the New Common Shares following the Effective Date, it is impossible to know in advance whether there will be COD or the amount of any such COD. It should be noted that the cancellation of the GSI UK Note should not give rise to COD income as a result of the exception in section 108(e)(2) of the Internal Revenue Code.

Section 108 of the Internal Revenue Code provides in part that gross income does not include COD income if the discharge occurs in a case under the Bankruptcy Code. Instead, the taxpayer applies the amount of the COD income that would otherwise be included in gross income to reduce the following tax attributes in the following order: net operating losses or net operating loss carryovers, carryovers of the general business credit, carryovers of the minimum tax credit, net capital losses or capital loss carryovers, basis of the taxpayer’s depreciable and non-depreciable property, passive activity loss and credit carryovers and carryovers of foreign tax credit. The taxpayer may elect to first reduce the basis of depreciable property.

The Exchange relating to the Senior Noteholders can be classified for federal income tax purposes in a number of manners and there is considerable uncertainty regarding the IRS’s position on the tax treatment such Exchange. The Exchange relating to the Senior Noteholders will be accomplished by (i) Holdings issuing New Common Shares from its treasury and (ii) Holdings transferring the New Common Shares to the Senior Noteholders in exchange for their Senior Note Claims. Holdings and GSI intend to take the position that the appropriate characterization of the Exchange relating to the Senior Noteholders for U.S. federal income tax purposes is as follows: (i) Holdings issues New Common Shares and contributes them to the capital of GSI and (ii) GSI transfers to the Senior Noteholders, in exchange for their Senior Note Claims, the New Common Shares, the New Senior Secured Notes and the Cash Note Payment. The cash payments for interest, fees and other amounts described in the Plan as payable to the Senior Noteholders will not be treated as part of the consideration paid by GSI in the Exchange. The scenario described above is not the only way that the IRS may attempt to characterize the Exchange. No assurance can be given that such treatment of the Exchange relating to the Senior Noteholders will not be successfully challenged by the IRS and treated in a different manner.

If the characterization of the Exchange relating to the Senior Noteholders described above is not successfully challenged by the IRS, then GSI should realize COD income equal to the difference, if any, between (i) the adjusted issue price of the Senior Notes, and (ii) the sum of the fair market value of the New Common Shares, the issue price of the New Senior Secured Notes and the amount of the Cash Note Payment. Because it is impossible to know the fair market value of the New Common Shares (or the Claims) until on or after the Effective Date, it is uncertain whether there will be any COD income, or if there is COD income, the precise amount of such COD income. However, because the realization of any COD income will occur in a title 11 case, GSI will not recognize any such COD income, but instead will reduce its tax attributes after the end of the tax year in which any such COD income is realized. If the Plan does give rise to COD income, GSI has not decided yet whether it will reduce its NOLs or elect to first reduce the basis of some or all of its depreciable property by the amount of excluded COD income.

2.	Limitation on Interest Deductions – Section 163(j)

Under some circumstances, a current deduction of interest expense in the United States may be disallowed under section 163(j) of the Internal Revenue Code. Generally, a U.S. corporation’s interest expense deductions are limited when incurred on debt obligations to a related party if the interest income to the related party is not taxed in the United States. Section 163(j) also limits a deduction for interest expense incurred on indebtedness extended by non-related parties if there is a “disqualified guarantee” on such indebtedness and the interest paid on that indebtedness is not subject to a U.S. gross basis tax such as a withholding tax. Under current law, the rules of section 163(j) generally limit a corporation’s interest expense deduction in a taxable year (1) to the extent any excess interest expense (the excess of the corporation’s net interest expense over 50% of its adjusted taxable income), and (2) in any event, only if the debt-to-equity ratio exceeds 1.5:1. Historically, GSI has been subject to section 163(j) limitations and currently estimates having an excess limitation carryforward for 2008 of approximately $10 million.

The Debtors estimate that, upon emergence, due in part to the cancellation of intercompany debt between Holdings and GSI (the “Intercompany Note”), GSI will not have a debt-to-equity ratio exceeding 1.5:1. Further, as detailed below, it is expected that GSI will not have a net unrealized built-in loss (“NUBIL”) so that the section 382 rules should not limit the use of excess limitation carryforwards. In summary, it is anticipated that the section 163(j) limitations described above should not substantially impact GSI following the Effective Date because of the reduction in GSI’s debt-to-equity ratio and the expected net unrealized built-in gain (“NUBIG”) position that GSI will be in. Therefore, GSI expects to be able to utilize its section 163(j) carryover to offset its taxable income following the Effective Date.

3.	Section 382 Limitation

Under section 382 of the Internal Revenue Code, if a loss corporation undergoes an “ownership change,” the amount of its pre-change losses that may be utilized to offset future taxable income generally will be subject to an annual limitation. Such limitation may also apply to subsequently recognized “built-in” losses, i.e., losses economically accrued but unrecognized as of the date of the ownership change. In general, pursuant to section 382(l)(6) of the Internal Revenue Code, the annual limitation for a corporation that undergoes an ownership change pursuant to a plan of reorganization in a title 11 case would be equal to the product of (i) the value of the loss corporation’s outstanding stock immediately after the ownership change (with certain adjustments) and (ii) the “long-term tax-exempt rate” in effect for the month in which the ownership change occurs (which is, for example, 4.33% for November 2009). Any unused portion of the annual limitation would be available in subsequent years. However, if the loss corporation does not continue its historic business or use a significant portion of its business assets in a new business for two years after the ownership change, the annual limitation would be zero.

In general, an ownership change occurs if the percentage of the value of the loss corporation’s stock owned by one or more direct or indirect 5% shareholders (as specially defined for purposes of section 382 of the Internal Revenue Code) has increased by more than 50 percentage points over the lowest percentage of that value owned by such 5% shareholders at any time during a three-year testing period. When determining who is a 5% shareholder for purposes of section 382, any stock owned by a corporation treated as owned proportionately by shareholders. Accordingly, an ownership change can occur where more than 50% of a loss corporation’s stock is acquired indirectly through an acquisition of stock in the loss corporation’s parent. Based on these indirect ownership rules, it is anticipated that the issuance of New Common Shares pursuant to the Plan will constitute an ownership change of GSI.

As stated above, section 382 also can operate to limit built-in losses recognized subsequent to the date of the ownership change. If a loss corporation has a NUBIL at the time of an ownership change (taking into account most assets and all items of “built-in” income and deductions), then any built-in losses recognized (including by way of depreciation deductions) during the following five years (up to the amount of the original net built-in loss) generally will be treated as a pre-change loss and similarly will be subject to the annual limitation. Similarly, an excess limitation carryforward under section 163(j) would be limited if GSI were in a NUBIL position. Conversely, if the loss corporation has a NUBIG at the time of an ownership change, any built-in gains recognized during the following five years (up to the amount of the original net built-in gain) generally will increase the annual limitation in the year recognized, such that the loss corporation would be permitted to use its pre-change losses against such built-in gain income in addition to its regular annual allowance. In general, a loss corporation’s NUBIG or NUBIL will be deemed to be zero unless it is greater than the lesser of (i) $10 million or (ii) 15% of the fair market value of its assets (with certain adjustments) before the ownership change (collectively, the “Built-In Thresholds”). Based on the information currently available, GSI estimates it will be in a NUBIG position and that such NUBIG will exceed the Built-In Thresholds. As such, the Debtors do not anticipate that the NUBIL rules will limit its use of its section 163(j) carryforward amount, which is estimated to be $10 million for 2008. However, if GSI determines that it is in a NUBIL position which exceeds the Built-In Thresholds, it is likely that certain losses and deductions which would otherwise be available to GSI to offset its income realized after the Effective Date may be subject to an annual limitation restricting and deferring GSI’s ability to use such losses and deductions.

4.	Holdings’ Status as a Non-U.S. Corporation

Holdings is a non-U.S. corporation organized in Canada and will be subject to the Canadian tax laws following the Effective Date. See Article XII below. Following the Effective Date, GSI will continue to be subject to U.S. tax at the applicable U.S. tax rates and will file a U.S. federal income tax return. In addition, distributions or payments from entities in one jurisdiction to entities in another jurisdiction may be subject to withholding taxes. Holdings does not intend to operate in a manner that will cause it to be treated as engaged in a U.S. trade or business or otherwise be subject to U.S. federal income taxes on its net income. However, even if Holdings is not treated as engaged in a U.S. trade or business, unless an exception applies, Holdings generally will be subject to U.S. federal withholding tax on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States, such as dividends and certain types of interest.

Section 7874 of the Internal Revenue Code, which was added by the American Jobs Creation Act of 2004, is intended to prevent U.S.-based multinationals from improperly avoiding U.S. taxation by inversion. Section 7874(b) of the Internal Revenue Code provides that, in certain instances, a foreign corporation may be treated as a domestic corporation for U.S. federal income tax purposes. However, section 7874 contains an exception for foreign corporations if, on or before March 4, 2003, such entity acquired directly or indirectly more than half of the properties held directly or indirectly by the domestic corporation. Holdings expects to satisfy this safe harbor; however, no assurance can be given that the IRS will agree with this position.

The IRS may also assert that section 269 of the Internal Revenue Code applies to Holdings’ organization in Canada pursuant to the implementation of the Plan. Under section 269, if the IRS determines that the principal purpose of an acquisition was to evade or avoid U.S. federal income tax by allowing the taxpayer to secure the benefit of a deduction, credit, or other allowance which such person or corporation would not otherwise enjoy, the IRS may disallow such deduction, credit or other allowance. Section 269 applies to a direct or indirect acquisition of 50% or more (by vote or value) of a corporation’s stock. GSI believes that, if the Plan was challenged by the IRS, GSI could show, among other things, that the principal purpose for the Plan was not to evade or avoid federal income tax, and, thus, section 269 should not apply. However, no assurance can be given in this regard.

5.	Alternative Minimum Tax (“AMT”)

In general, an AMT is imposed on a corporation’s alternative minimum taxable income at a 20% rate to the extent such tax exceeds the corporation’s regular federal income tax. For purposes of computing taxable income for AMT purposes, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular tax purposes by available NOL carryforwards, only 90% of a corporation’s taxable income for AMT purposes may be offset by available NOL carryforwards (as recomputed for AMT purposes).

In addition, if a corporation undergoes an ownership change within the meaning of section 382 of the Internal Revenue Code and is in a NUBIL position (as determined for AMT purposes) on the date of the ownership change, the corporation’s aggregate tax basis in its assets would be adjusted for certain AMT purposes to reflect the fair market value of such assets as of the change date.

6.	Corporate Equity Reduction Transaction

Section 172(b)(1)(E) of the Internal Revenue Code contains special rules that limit a corporation’s ability to carryback certain NOLs. Specifically, if there is a corporate equity reduction transaction (“CERT”) and an applicable corporation has a corporate equity reduction interest loss (“CERT Loss”) during the year in which the CERT occurred or any of the two (2) succeeding tax years, then the CERT Loss may not be carried back to a tax year before the year in which the CERT occurred. Section 172(h) defines a CERT as a major stock acquisition or an excess distribution. Additionally, section 172(h) defines a CERT Loss as the excess of: (A) the NOL for the CERT year over (B) the NOL for the CERT year determined without regard to any interest deductions allocable to the CERT otherwise taken into account in computing the loss.

In 2008, GSI acquired Excel in a transaction that qualifies as a CERT. In connection with this transaction, $8 million was identified as a CERT Loss. Accordingly, GSI cannot carryback more than $8 million for 2008 and 2009.

B.	Tax Consequences to the Exchanging Senior Noteholders

1.	Exchange of the Senior Notes for New Senior Secured Notes, New Common Shares and the Cash Note Payment

If the Senior Notes and the New Senior Secured Notes are not treated as “securities” for U.S. federal income tax purposes, the Exchange should constitute a taxable event to the Senior Noteholders with the Senior Noteholders deemed to have transferred the Senior Notes to GSI in exchange for the New Senior Secured Notes, the New Common Shares and the Cash Note Payment. If the Senior Notes and the New Senior Secured Notes were determined to be “securities,” then recognition of gain realized by holders of the Senior Notes on the Exchange would generally be deferred except to the extent of the receipt of the Cash Note Payment and recognition of losses recognized by holders of Senior Notes on the Exchange would be deferred in their entirety. No assurance can be given that the IRS will concur that the Senior Notes are not “securities.” All facts and circumstances pertaining to the origin and character of an instrument generally are relevant in determining its status as a “security.” Prominent factors that courts have relied upon in determining whether an obligation constitutes a “security” for tax purposes include the term of the instrument, whether the instrument is secured, the degree of subordination of the instrument, the ratio of debt to equity of the obligor, the negotiability of the instrument, the creditworthiness of the obligor, the right to vote or otherwise participate in management of the obligor, the convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or are accrued. Courts generally have held that corporate debt obligations evidenced by written instruments with original maturities of ten years or more will be considered securities, while instruments with original maturities of less than five years will not be considered securities.

If the Senior Notes are not “securities,” each Senior Noteholder should recognize gain or loss on the Exchange equal to the difference between (i) the sum of the fair market value of the New Common Shares and the issue price of the New Senior Secured Notes and the amount of the Cash Note Payment received in the Exchange and (ii) the Senior Noteholder’s tax basis in the Senior Notes. Following the Exchange, a Senior Noteholder should have a tax basis in the New Common Shares equal to the fair market value of such stock on the Exchange Date and a tax basis in the New Senior Secured Notes received by such Senior Noteholder equal to the New Senior Secured Notes’ issue price. The issue price of the New Senior Secured Notes should be the stated maturity amount due under such notes.

The Noteholder’s holding period in the New Common Shares and the New Senior Secured Notes will begin on the day following the Exchange.

To the extent a Senior Noteholder receives cash in satisfaction of interest accrued during the holding period of such instrument, such amount will be taxable to the holder as interest income (if not previously included in the holder’s gross income). Conversely, such holder may recognize a deductible loss to the extent that any accrued interest claimed was previously included in the holder’s gross income and is not paid in full.

The extent to which property received by a holder of a debt instrument will be attributable to accrued but unpaid interest is unclear. Pursuant to the Plan, all distributions in respect of any Claim will be allocated first to the principal amount of such Claim, and thereafter to accrued but unpaid interest, if any. Certain legislative history indicates that an allocation of consideration between principal and interest provided in a bankruptcy plan of reorganization generally is binding for U.S. federal income tax purposes. However, there is no assurance that such allocation will be respected by the IRS.

Holders of Claims are urged to consult their own tax advisors regarding the inclusion in income of amounts received in satisfaction of accrued but unpaid interest, the allocation of consideration between principal and interest, and the deductibility of previously included unpaid interest for tax purposes. Furthermore, to the extent a Senior Noteholder receives cash for fees, expenses and other amounts due under an Allowed Senior Note Claim, such amounts will generally be includible in income in accordance with such Senior Noteholder’s general method of tax accounting.

In connection with the issuance of the New Senior Secured Notes, which may constitute, in part, a significant modification of the Senior Notes, GSI will pay to the Senior Noteholders their pro rata share of the Cash Note Payment. The Cash Note Payment is a sum certain in cash dependent only upon the various dates upon which the Plan Confirmation occurs; the amount of the Cash Note Payment is reduced as the Confirmation Date is delayed. Although the descending amount of the Cash Note Payment is based upon the passage of time until the Confirmation occurs, GSI is under no prior legal obligation to make a payment to the Senior Noteholders with respect to a Confirmation Date occurring under a title 11 case. Accordingly, subject to the consent of the Senior Noteholders, GSI may treat the Cash Note Payment as a payment of principal on the Senior Notes, which would not be deductible by GSI. Although GSI intends to report the Cash Note Payment as a payment of principal of the Senior Notes, the Internal Revenue Service may challenge this treatment and may instead take the position that the Cash Note Payment represents, alternatively, accrued but unpaid interest on the Senior Notes, or fee income for the certain actions, namely the timely consent of the Senior Noteholders to the Plan. Such characterization would alternatively represent deductible interest expense to GSI, subject to any limitations that may apply, or an expense incurred in connection with a refinancing or restructuring of debt, which would be subject to capitalization by GSI and amortizable over the remaining term of the New Senior Secured Notes.

2.	Original Issue Discount (“OID”)

The New Senior Secured Notes permit GSI to pay interest at its option in cash or by issuing PIK notes. However, GSI may not pay interest by issuing PIK notes if, preceding the interest payment date, certain financial ratios exist. If the ability of GSI to elect the PIK option is characterized as a “remote contingency” under the Treasury Regulations, such option may be disregarded and the New Senior Secured Notes may be treated as if interest were payable only in cash. Whether a contingency is “remote” is determined on the issue date. However, GSI does not expect that on the issue date of the New Senior Secured Notes the PIK option would be a “remote contingency.” Thus, GSI does not expect to take the position that the New Senior Secured Notes unconditionally require the payment of interest in cash at least annually. Accordingly, none of the interest payments on the New Senior Secured Notes will be “qualified stated interest even” if interest is paid currently in cash. As a result, income inclusions on the New Senior Secured Notes will be determined pursuant to the OID rules, and a holder will be required to include OID in gross income as it accrues, possibly in advance of the receipt of cash, regardless of whether such holder uses the accrual method of accounting.

Under the OID rules, a Senior Noteholder generally will be required to include OID at the applicable stated rate of interest on the New Senior Secured Notes. A payment of interest in the form of additional New Senior Secured Notes will not be treated as a separate payment of interest, but the applicable stated interest on such additional New Senior Secured Notes would be includible OID. If GSI pays cash interest on the New Senior Secured Notes, a holder will not adjust its OID inclusions. Each payment of cash under the New Senior Secured Notes will be treated first as a payment of any accrued OID that has not been allocated to prior payments and second as a payment of principal (which is not includable in income). A holder generally will not be required to include separately in income cash payments received on the New Senior Secured Notes to the extent such payments constitute payments of previously accrued OID.

Further, if the issue price of the New Senior Secured Notes is less than the principal amount of such notes, holders may be required to include additional OID. The issue price of the New Senior Secured Notes depends on whether a substantial amount of such notes is considered to be “traded on an established market” within the meaning of the applicable Treasury Regulations. If a substantial amount of the New Senior Secured Notes is considered to be traded on an established market, the issue price of such notes will be their trading price on the issue date. If it is not the case that a substantial amount of the New Senior Secured Notes is considered to be traded on an established market, but a substantial amount of the Senior Notes is considered to be so traded, the fair market value of the Senior Notes on the date of the exchange will be the issue price of the New Senior Secured Notes. If neither the New Senior Secured Notes nor the Senior Notes are considered to be traded on an established market, the issue price of the New Senior Secured Notes will be equal to their stated principal amount. The method for accruing such additional OID, if any, will be based on the “constant yield method” by reference to a hypothetical fixed rate debt instrument, based on LIBOR plus a margin as of the issue date.

C.	Holdings Shareholders Resident in United States

The exchange by U.S. shareholders of the Holdings Common Shares for New Common Shares and New Warrants should be a tax-free reorganization for U.S. federal income tax purposes. Accordingly, a U.S. Shareholder generally should not recognize gain or loss on the receipt of such consideration in exchange for the Holdings Common Shares. However, sections 367(a) and (b) of the Internal Revenue Code can override the general non-recognition rule in certain circumstances and require gain recognition.

Generally, section 367(a) requires recognition of gain on transfers of property to foreign corporations. Section 367(a) does not apply to (i) a section 368(a)(1)(E) reorganization or (ii) any section 354 exchange of stock or securities of a foreign corporation under a section 368(a)(1) asset reorganization, unless the exchange is considered an indirect stock transfer under the Treasury Regulations promulgated under section 367(a). Based on the aforementioned exceptions, section 367(a) should not require the recognition of gain on the exchange by U.S. Shareholders of the Holdings Common Shares for New Common Shares and New Warrants because the transaction should be properly characterized as a direct section 368(a)(1) asset reorganization (and/or a section 368(a)(1)(E) reorganization).

Section 367(b) requires exchanging shareholders of a controlled foreign corporation to include certain amounts in gross income as a deemed dividend. Additionally, the Treasury Regulations promulgated under section 367(b) impose certain reporting requirements on transactions in which section 367(b) applies. Holdings anticipates that it should not convert into a controlled foreign corporation as a result of the Plan and, if this is the case, then section 367(b) would not apply.

If the exchange is tax-free, a U.S. shareholder’s aggregate initial tax basis in the New Common Shares and the New Warrants received in the exchange generally should be the same as such U.S. shareholder’s aggregate tax basis in the Holdings Common Shares exchanged for such consideration (allocated pro rata among the various types of consideration based on the relative fair market value of the property). Any such basis would be increased by any gain recognized in the exchange. A U.S. shareholder’s adjusted tax basis in the Holdings Common Shares generally will be the price paid for the Holdings Common Shares.

D.	Backup Withholding

Under certain circumstances a Noteholder may be subject to backup withholding at the rate of 28% with respect to “reportable payments.” The payor will be required to deduct and withhold the prescribed amount if (a) the Noteholder fails to furnish a taxpayer identification number to the payor in the manner required, (b) the IRS notifies the payor that the taxpayer identification number furnished by the Noteholder is incorrect, (c) there has been a failure of the Noteholder to certify under penalty of perjury that the Noteholder is not subject to withholding or (d) the Noteholder is notified by the IRS that such Noteholder failed to report properly payments of interest and dividends and the IRS has notified the payor that such Noteholder is subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a Noteholder under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability (and may entitle such Noteholder to a refund), provided that the required information is furnished to the IRS on a timely basis. Certain persons are exempt from backup withholding, including corporations and financial institutions. Noteholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

XII.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary fairly describes certain Canadian federal income tax considerations relating to the Plan in respect of shareholders of Holdings who, for the purposes of the Income Tax Act (Canada) (the “ITA”): (i) hold their shares as capital property; (ii) deal at arm’s length with Holdings; (iii) are not affiliated with Holdings, and (iv) in respect of whom Holding is not a foreign affiliate within the meaning of the ITA, or who hold more than 10% of the New Common Shares. A shareholder will generally be considered to hold shares as capital property, unless the shareholder holds the shares in the course of carrying on a business, acquired the shares in a transaction that is an adventure in the nature of trade, or holds the shares as “mark-to-market” property for the purposes of the ITA. Shareholders should consult their own tax advisors if they have questions as to whether they in fact hold the shares as capital property. Moreover, shareholders who do not hold the shares as capital property should consult their own tax advisors regarding the consequences of the Plan.

This summary is not applicable to a shareholder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the ITA; (ii) that is a “specified financial institution” or “restricted financial institution” as defined in the ITA; (iii) an interest in which is a “tax shelter investment” as defined under the ITA, or (iv) to whom the functional currency reporting rules in subsection 261 of the ITA would apply. Such shareholders should consult their own tax advisors.

This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), the Canada-United States Income Tax Convention, 1980, as amended (the “Tax Treaty”), and counsel’s understanding of the current administrative practices and policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the ITA and the Regulations (the “Proposed Amendments”) announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Exchange.

Although portions of this summary of “Canadian Tax Considerations” that are applicable to shareholders considered to be resident of the United States for purposes of the Tax Treaty (the “US resident shareholders”) may also apply to shareholders residing in other jurisdictions, this summary does not specifically address the tax consequences to such other shareholders and accordingly such other shareholders are urged to contact their own tax advisors to determine the particular tax consequences applicable to them.

The following summary is based on the facts set out in this Disclosure Statement and on additional information provided to Canadian tax counsel by management of Holdings.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any shareholder. Accordingly, shareholders should consult their own tax advisers for advice as to the income tax consequences having regard to their own particular circumstances.

A.	Tax Consequences Applicable to Holdings

The issuance of the New Common Shares to the holders of the Senior Note Claims in partial satisfaction of the Senior Note Claims should not give rise to any tax payable by Holdings. Provided that no holder of Senior Note Claims is non-arm’s length to Holdings (as such term is used in the ITA) and there is not a group of holders of Senior Note Claims who act in concert and who would, following the issuance, hold a majority of the New Common Shares, the issuance of the New Common Shares to the holders of the Senior Note Claims will generally not trigger an acquisition of control for purposes of Canadian tax law. An acquisition of control would result in a tax year end for Holdings. In addition, an acquisition of control could limit Holdings’ Canadian NOLs in the years following the ownership change and, therefore, could increase its income for tax purposes. However, the Canadian tax rules provide that on an acquisition of control, Holdings’ losses could be used to offset future income in Holdings provided the business in which the losses arose continues after the acquisition of control with a reasonable expectation of profit in which case the losses can be set off against income from the business in which the losses arose or a similar business.

The transfer of the GSI UK Shares by Holdings to GSI Holdings should not give rise to any tax payable by Holdings and the transfer from GSI Holdings to GSI Holdings II should not give rise to any tax payable by GSI Holdings provided that Holdings and GSI Holdings (in respect of the first transfer) and GSI Holdings and GSI Holdings II (in respect of the second transfer) jointly elect pursuant to section 85 of the ITA to have each of the respective transfers take place at an amount equal to the adjusted cost base to Holdings of the GSI UK Shares, or the fair market value of such stock, whichever is lower. In such event, (i) the proceeds of disposition of the GSI UK Shares to Holdings or GSI Holdings, as applicable, and (ii) the cost amount of the GSI UK Shares to GSI Holdings or GSI Holdings II, as applicable, shall be deemed to be the amount so elected for the purposes of section 85 of the ITA, namely such adjusted cost base or fair market value, and Holdings or GSI Holdings, as applicable, shall not realize a gain on the transfer of the GSI UK Shares. The transfer will be eligible for election pursuant to section 85 of the ITA provided that Holdings or GSI Holdings, as applicable, holds the GSI UK Shares as capital property. To the extent that the adjusted cost base to Holdings of the GSI UK Shares exceeds the fair market value of such shares, any loss otherwise realizable by Holdings as a result of the transfer to GSI Holdings shall be deemed to be nil at the time of the transfer, and shall be realized by Holdings at such time as the GSI UK Shares are no longer held by Holdings or any affiliate of Holdings.

Provided that the value of the portion of the GSI UK Note Claim against Holdings that is satisfied by the issuance of the New Common Shares to GSI UK is equal to or exceeds the value of such New Common Shares issued to GSI UK, the issuance of such shares will not give rise to any tax consequences to Holdings. In the event that the value of such Claim to Holdings is less than the value of the New Common Shares issued to GSI UK, GSI UK may be subject to a deemed dividend under Section 214(3) of the ITA and Holdings would be subject to withholding tax obligations. Section 214(3) may deem GSI UK to receive from Holdings a dividend equal to the excess of the value of the New Common Shares over the consideration transferred by GSI UK on the issuance of the New Common Shares. The ITA provides that the withholding rate on dividends is 25%, subject to the terms of any applicable tax treaty. Provided that GSI UK is a resident of the U.K. for purposes of the tax convention between Canada and the United Kingdom, the rate of withholding will be reduced to 15%, or 10% in the event that GSI UK holds more than 10% of the voting stock of Holdings following the issuance.

The contribution of the Intercompany Note by Holdings to GSI will not give rise to any tax payable by Holdings in respect of the principal amount of the Claim, however, to the extent that the Intercompany Note has accrued and unpaid interest that is satisfied by the contribution, Holdings will be deemed to have earned such interest income in the year. The contribution will result in the disposition of the Intercompany Note by Holdings and an increase in the value of the common stock held by Holdings in GSI as a result of the elimination of GSI’s obligation to satisfy the Intercompany Note. The disposition of the Intercompany Note may give rise to a capital loss to Holdings to the extent that the increase in the value of the common stock is less than the face amount of the Intercompany Note, together with accrued interest (if any). Holdings will generally be able to claim the resulting capital loss provided that the Intercompany Note was acquired by Holdings for the purpose of gaining or producing income.

B.	Shareholders Resident in Canada

The following portion of this summary of “Canadian Tax Considerations” applies to Holdings’ shareholders who are resident in Canada for the purposes of the ITA. Holdings’ shareholders will likely be considered to have disposed of their shares by reason of the cancellation of all Allowed Holdings Equity Interests (the “Cancellation”). The issuance of New Common Shares and New Warrants after the Cancellation may trigger a taxable event for shareholders.

If the fair market value of the New Warrants exceeds the paid-up capital (as defined under the ITA) of the Holdings Common Shares, the shareholder will realize a deemed dividend equal to the difference between the value of the New Warrants and the paid-up capital of the Holdings Common Shares (the “Deemed Dividend”). The Deemed Dividend must be included in computing the shareholder’s taxable income for the year.

If the fair market value of the New Warrants received by a shareholder exceeds the adjusted cost base to the shareholder of the Holdings Common Shares, the shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the New Warrants exceeds (or is less than) the sum of the Deemed Dividend and the adjusted cost base of the Holdings Common Shares. One-half of any capital gain will be the shareholder’s taxable capital gain and one-half of any capital loss will be the shareholder’s allowable capital loss. Taxable capital gains must be included in computing the holder’s income. Allowable capital losses may normally be applied to offset any taxable capital gains in the current year, the three preceding years or any future years (subject to and in accordance with rules contained in the ITA).

If the fair market value of the New Common Shares and the New Warrants exceeds the fair market value of the Holdings Common Shares, the shareholder may realize a shareholder benefit equal to the difference. The shareholder benefit must be included in computing the shareholder’s taxable income for the year.

Provided that the value of the New Warrants is less than both the paid-up capital of the Holdings Common Shares and the adjusted cost base of the shareholder in the Holdings Common Shares, the shareholder will not realize either a capital gain or a capital loss on the disposition of the Holdings Common Shares by virtue of the application of section 86 of the ITA. In such case, the cost to the shareholder of the New Common Shares will be equal to the amount, if any, by which the adjusted cost base of the Holdings Common Shares exceeds the fair market value of the New Warrants.

C.	Shareholders Resident in United States

The following portion of this summary of “Canadian Tax Considerations” applies to Holdings’ shareholders who are non-residents of Canada and resident of the United States for the purposes of the ITA. As described above, Holdings’ shareholders will likely be considered to have disposed of their shares by reason of the Cancellation. The issuance of New Common Shares and New Warrants may trigger a taxable event for shareholders.

If a shareholder who is a non-resident of Canada realizes a Deemed Dividend, Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on the Deemed Dividend. The rate of withholding tax applicable to a Deemed Dividend paid to a shareholder who is a resident of the U.S. for purposes of the Tax Treaty, and qualifies for the benefits of the Tax Treaty will generally be reduced to 15%, or, if the non-resident shareholder is a corporation that owns at least 10% of the voting stock of Holdings, to 5%. Not all persons who are resident of the U.S. for purposes of the Tax Treaty will qualify for benefits of the Tax Treaty.

A shareholder who is a non-resident of Canada will generally be subject to tax under the ITA in respect of any capital gain realized on the transaction only if the Holdings Common Shares constitute ‘taxable Canadian property’ to the non-resident for purposes of the ITA, and the gain is not exempt from tax pursuant to the terms of the Tax Treaty. The Holdings Common Shares are not presently listed on a designated stock exchange and therefore the Holdings Common Shares generally will constitute taxable Canadian property of a non-resident shareholder. Any capital gain realized by a non-resident shareholder may not be subject to tax under the ITA if such capital gain is exempt from Canadian tax pursuant to the Tax Treaty. If a non-resident shareholder to whom Holdings Common Shares are taxable Canadian property is not exempt from tax under the ITA by virtue of the Tax Treaty, the consequences described under “Shareholders Resident in Canada” will generally apply. A shareholder who is a non-resident of Canada is required to file an income tax return in Canada for the year in which such non-resident shareholder disposes of taxable Canadian property.

If the Holdings Common Shares are ‘taxable Canadian property’ to the non-resident shareholder, regardless of whether the capital gain is subject to tax pursuant to the ITA, the non-resident shareholder will have to comply with the administrative provisions of section 116 of the ITA which may result in 25% of the fair market value of the New Common Shares and New Warrants being withheld and remitted to the CRA pending the receipt of a certificate issued by the CRA pursuant to section 116 of the ITA confirming that either no tax is payable or that any tax payable has been received by the CRA.

XIII.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

The Debtors have evaluated numerous alternatives to the Plan, including, without limitation, the sale of the Debtors as a going concern, either as an entirety or on limited bases and the liquidation of the Debtors. After studying these alternatives, the Debtors have concluded that the Plan is the best alternative and will maximize recoveries of holders of Claims and Equity Interests. The following discussion provides a summary of the analysis of the Debtors supporting their conclusion that a liquidation of the Debtors or an alternative plan of reorganization for the Debtors will not provide higher value to holders of Claims and Equity Interests.

A.	Liquidation Under Chapter 7 of the Bankruptcy Code.

If no plan of reorganization can be confirmed, the Chapter 11 Cases of the Debtors may be converted to cases under chapter 7, in which event a trustee would be elected or appointed to liquidate the properties and interests in property of the Debtors for distribution to their creditors in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under chapter 7 would result in smaller distributions being made to creditors than those provided for under the Plan because of (1) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee for bankruptcy and professional advisors to such trustee; (2) the erosion in value of assets in the context of the expeditious liquidation required under chapter 7 and the “forced sale” environment in which such a liquidation would likely occur; (3) the adverse effects on the salability of business segments as a result of the likely departure of key employees and the loss of customers; and (4) the substantial increases in claims which would have to be satisfied on a priority basis or on parity with creditors in the Chapter 11 Cases. Accordingly, the Debtors believe that confirmation of the Plan will provide each holder of a Claim or Equity Interest with a greater recovery than it would receive pursuant to liquidation of the Debtors under chapter 7.

A discussion of the effects that a chapter 7 liquidation would have on the holders of Claims and Equity Interests is set out in the Liquidation Analysis, attached as Exhibit “D” hereto.

B.	Alternative Plans of Reorganization.

If the Plan is not confirmed, any other party in interest could undertake to formulate a different plan of reorganization. Such a plan of reorganization might involve either a reorganization and continuation of the business of the Debtors, the sale of the Debtors as a going concern or an orderly liquidation of the properties and interests in property of the Debtors. With respect to an alternative plan of reorganization, the Debtors have examined various other alternatives in connection with the process involved in the formulation and development of the Plan. The Debtors believe that the Plan, as described herein, enables holders of Claims and Equity Interests to realize the best recoveries under the present circumstances. In a liquidation of the Debtors under chapter 11, the properties and interests in property would be sold in a more orderly fashion and over a more extended period of time than in a liquidation under chapter 7, probably resulting in marginally greater recoveries. Further, if a trustee were not appointed, since one is not required in a chapter 11 case, the expenses for professional fees would most likely be lower than in a chapter 7 case. However, although preferable to a chapter 7 liquidation, the Debtors believe that a liquidation under chapter 11 for the Debtors is a much less attractive alternative because the recovery realized by holders of Claims and Equity Interests under the Plan is likely to be greater than their recovery under a chapter 11 liquidation.

XIV.	CONCLUSION

The Debtors believe that the Plan is in the best interest of all holders of Claims and Equity Interests, and urge all holders of impaired Claims against and Equity Interests in the Debtors to vote to accept the Plan and to evidence such acceptance by returning their ballots in accordance with the instructions accompanying the Disclosure Statement.

Dated: January 8, 2010

Respectfully submitted,

GSI Group Inc.

By:
Name:	Sergio Edelstein
Title:	President and Chief Executive Officer

GSI Group Corporation

By:
Name:	Sergio Edelstein
Title:	President and Chief Executive Officer

MES International, Inc.

By:
Name:	Sergio Edelstein
Title:	President and Chief Executive Officer

Schedule 1

List of Defined Terms

1.	“2008 Q3 Report”	has the meaning ascribed to it in Article IV.D.1. of the Disclosure Statement.

2.	“Administrative Claim”	has the meaning ascribed to it in the Plan.

3.	“Affiliate”	has the meaning ascribed to it in the Plan.

4.	“Allowed”	has the meaning ascribed to it in the Plan.

5.	“Allowed New Securities”	has the meaning ascribed to it in Article VII.D.1. of the Disclosure Statement.

6	“AMT”	has the meaning ascribed to it XI.A.5. of the Disclosure Statement.

7.	“ARS”	has the meaning ascribed to it in Exhibit C of the Disclosure Statement.

8.	“Assets”	has the meaning ascribed to it in the Plan.

9.	“Assumption Order”	has the meaning ascribed to it in Article XI.D. of the Disclosure Statement

10.	“Audit Committee”	has the meaning ascribed to it in Article IV.D.1. of the Disclosure Statement.

11.	“Avoidance Actions”	has the meaning ascribed to it in the Plan.

12.	“Bankruptcy Code”	has the meaning ascribed to it in the Plan.

13.	“Bankruptcy Court”	has the meaning ascribed to it in the Plan.

14.	“Bankruptcy Rules”	has the meaning ascribed to it in the Plan.

15.	“Bar Date”	has the meaning ascribed to it in Article VI.F.1. of the Disclosure Statement.

16.	“Bar Date Notice”	has the meaning ascribed to it in the Plan.

17.	“Bar Date Order”	has the meaning ascribed to it in the Plan.

18.	“BR”	has the meaning ascribed to it in Article VI.C. of the Disclosure Statement.

19.	“Built-In Thresholds”	has the meaning ascribed to it in Article XI.A.3. of the Disclosure Statement.

20.	“Business Day”	has the meaning ascribed to it in the Plan.

21.	“Cancellation”	has the meaning ascribed to it in Article XII.B. of the Disclosure Statement.

22.	“Cash”	has the meaning ascribed to it in the Plan.

23.	“Cash Management Motion”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

24.	“Cash Note Payment”	has the meaning ascribed to it in the Plan.

25.	“Causes of Action”	has the meaning ascribed to it in the Plan.

26.	“CERT”	has the meaning ascribed to it in Article XI.A.6. of the Disclosure Statement.

27.	“CERT Loss”	has the meaning ascribed to it in Article XI.A.6. the Disclosure Statement.

28.	“Chapter 11 Cases”	has the meaning ascribed to it in the Plan.

29.	“Claim”	has the meaning ascribed to it in the Plan.

30.	“Claim Contribution”	has the meaning ascribed to it in Article XI.A.3. the Disclosure Statement.

31.	“Claims Agent”	has the meaning ascribed to it in the Plan.

32.	“Class Period”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

33.	“COD”	has the meaning ascribed to it in Article XI.A.1. the Disclosure Statement.

34.	“Committee”	has the meaning ascribed to it in the Plan.

35.	“Company”	has the meaning ascribed to it in Article IV.A. the Disclosure Statement.

36.	“Confirmation Date”	has the meaning ascribed to it in the Plan.

37.	“Confirmation Hearing”	has the meaning ascribed to it in the Plan.

38.	“Confirmation Order”	has the meaning ascribed to it in the Plan.

39.	Consenting Noteholders	has the meaning ascribed to it in the Introduction of the Disclosure Statement.

40.	“Contested”	has the meaning ascribed to it in the Plan.

41.	“Continued Cash Management Program”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

42.	“Continued Employee Programs”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

43.	“CRA”	has the meaning ascribed to it in Article XII of the Disclosure Statement.

44.	“CRG”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

45.	“Critical Vendor Claims”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

46.	“Debtor” or “Debtors”	has the meaning ascribed to it in the Introduction of the Disclosure Statement.

47.	“Deemed Dividend”	has the meaning ascribed to it in Article XII.B. of the Disclosure Statement.

48.	“Deemed Exchange”	has the meaning ascribed to it in Article XI.A.1. of the Disclosure Statement.

49.	“Disallowed”	has the meaning ascribed to it in the Plan.

50.	“Disbursing Agent”	has the meaning ascribed to it in the Plan.

51.	“Disclosure Statement Order”	has the meaning ascribed to it in the Plan.

52.	“Disclosure Statement”	has the meaning ascribed to it in the Plan.

53.	“District Court”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

54.	“Effective Date”	has the meaning ascribed to it in the Plan.

55.	“Equity Interest”	has the meaning ascribed to it in the Plan.

56.	“Employee Wage Motion”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

57.	“Equity Committee”	has the meaning ascribed to it in the Introduction section of the Disclosure Statement.

58.	“Estate”	has the meaning ascribed to it in the Plan.

59.	“Excel”	has the meaning ascribed to it in Article IV.B.1. of the Disclosure Statement.

60.	“Exchange”	has the meaning ascribed to it on in Article XI.A.1.of the Disclosure Statement.

61.	“Exchange Act”	has the meaning ascribed to it in the Plan.

62.	“E&Y”	has the meaning ascribed to it in Article IV.D.1. of the Disclosure Statement.

63.	“Face Amount Minimum”	has the meaning ascribed to it in the Plan.

64.	“Fee Application”	has the meaning ascribed to it in the Plan.

65.	“Fee Claim”	has the meaning ascribed to it in the Plan.

66.	“Filing Period”	has the meaning ascribed to it in Article II.A. of the Disclosure Statement.

67.	“Final Order”	has the meaning ascribed to it in the Plan.

68.	“Garden City”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

69.	“General Scanning”	has the meaning ascribed to it in Article IV.B.1. of the Disclosure Statement.

70.	“General Unsecured Claims”	has the meaning ascribed to it in the Plan.

71.	“GSI”	has the meaning ascribed to it in the Plan.

72.	“GSI Limited Holdings”	has the meaning ascribed to it in the Plan.

73.	“GSI Limited Holdings II”	has the meaning ascribed to it in the Plan.

74.	“GSI UK”	has the meaning ascribed to it in the Plan.

75.	“GSI UK Note”	has the meaning ascribed to it in the Plan.

76.	“GSI UK Shares”	has the meaning ascribed to it in the Plan.

77.	“Guarantee Claims”	has the meaning ascribed to it in the Plan.

78.	“Guarantor Debtor”	has the meaning ascribed to it in the Plan.

79.	“Holdings Common Shares”	has the meaning ascribed to it in the Plan.

80.	“Holdings Equity Interest”	has the meaning ascribed to it in the Plan.

81.	“Holdings”	has the meaning ascribed to it in the Plan.

82.	“Implementation Order”	has the meaning ascribed to it in the Plan.

83.	“Indenture Trustee”	has the meaning ascribed to it in the Plan.

84.	“Insured Claim”	has the meaning ascribed to it in the Plan.

85.	“Integral Multiples”	has the meaning ascribed to it in the Plan.

86.	“Intercompany Claim”	has the meaning ascribed to it in the Plan.

87.	“Intercompany Note”	has the meaning ascribed to it in Article XI.A.2. of the Disclosure Statement.

88.	“Internal Revenue Code”	has the meaning ascribed to it in the Plan.

89.	“IRS”	has the meaning ascribed to it in the Plan.

90.	“ITA”	has the meaning ascribed to it in Article XII. of the Disclosure Statement.

91.	“Lead Plaintiff”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

92.	“LIBOR”	shall mean London Interbank Offered Rate.

93.	“Liquidation Analysis”	has the meaning ascribed to it in Article VIII.C. of the Disclosure Statement.

94.	“Listing Council”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

95.	“Management Incentive Plan”	has the meaning ascribed to it in the Plan.

96.	“MES”	has the meaning ascribed to it in Article IV.A. of the Disclosure Statement.

97.	“Nasdaq”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

98.	“Nasdaq Board”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

99.	“New Common Shares”	has the meaning ascribed to it in the Plan.

100.	“New Indenture”	has the meaning ascribed to it in the Plan.

101.	“New Senior Secured Notes”	has the meaning ascribed to it in the Plan.

102.	“New Warrants”	has the meaning ascribed to it in the Plan.

103.	“NOL”	shall mean net operating loss.

104.	“Note Claims”	has the meaning ascribed to it in the Plan.

105.	“Noteholders”	has the meaning ascribed to it in the Plan.

106.	“Notice of Confirmation”	has the meaning ascribed to it in the Plan.

107.	“NUBIL”	has the meaning ascribed to it in Article XI.A.2. of the Disclosure Statement.

108.	“NUBIG”	has the meaning ascribed to it in Article XI.A.2. of the Disclosure Statement.

109.	“Objection Deadline”	has the meaning ascribed to it in the Plan.

110.	“Obligor Debtor”	has the meaning ascribed to it in the Plan.

111.	“OID”	has the meaning ascribed to it in Article XI.B.2. of the Disclosure Statement.

112.	“Opex”	has the meaning ascribed to it in Exhibit C of the Disclosure Statement.

113.	“Ordinary Course Professionals”	has the meaning ascribed to it in Article VI.C. of the Disclosure Statement.

114.	“Outstanding Capital Stock of Reorganized Holdings”	has the meaning ascribed to it in the Plan.

115.	“Panel”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

116.	“Person”	has the meaning ascribed to it in the Plan.

117.	“Petition Date”	has the meaning ascribed to it in the Plan.

118.	“PIK”	shall mean payment in kind.

119.	“Plan Distribution Date”	has the meaning ascribed to it in the Plan.

120.	“Plan Distribution”	has the meaning ascribed to it in the Plan.

121.	“Plan Documents”	has the meaning ascribed to it in the Plan.

122.	“Plan Securities”	has the meaning ascribed to it in Article VII.C. of the Disclosure Statement.

123.	“Plan Supplement”	has the meaning ascribed to it in the Plan.

124.	“Plan Support Agreement”	has the meaning ascribed to it in the Plan.

125.	“Plan”	has the meaning ascribed to it in the Introduction in the Disclosure Statement.

126.	“Post-Confirmation Interest”	has the meaning ascribed to it in the Plan.

127.	“Post-Effective Date Fully Diluted Capital Stock of Reorganized Holdings”	has the meaning ascribed to it in the Plan.

128.	“Post-Petition Interest”	has the meaning ascribed to it in the Plan.

129.	“Priority Claim”	has the meaning ascribed to it in the Plan.

130.	“Pro Rata Share”	has the meaning ascribed to it in the Plan.

131.	“Professional Person”	has the meaning ascribed to it in the Plan.

132.	“Professionals”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

133.	“Projections”	has the meaning ascribed to it in Article V.B.1. of the Disclosure Statement. The Projections are attached as Exhibit “C” to the Disclosure Statement.

134.	“Proposed Amendments”	has the meaning ascribed to it in Article XII of the Disclosure Statement.

135.	“Putative Class”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

136.	“Registration Rights Agreement”	has the meaning ascribed to it in the Plan.

137.	“Regulations”	has the meaning ascribed to it in Article XII of the Disclosure Statement.

138.	“Released Parties”	has the meaning ascribed to it in the Plan.

139.	“Reorganized Company”	has the meaning ascribed to it in Article V.B.1. of the Disclosure Statement.

140.	“Reorganized GSI Entities”	has the meaning ascribed to it in the Plan.

141.	“Reorganized GSI”	has the meaning ascribed to it in the Plan.

142.	“Reorganized Holdings”	has the meaning ascribed to it in the Plan.

143.	“Reorganized Holdings Constituent Documents”	has the meaning ascribed to it in the Plan.

144.	“Reorganized MES”	has the meaning ascribed to it in the Plan.

145.	“Restatements”	has the meaning ascribed to it in Exhibit C of the Disclosure Statement.

146.	“Required Noteholders”	has the meaning ascribed to it in the Plan.

147.	“Rights”	has the meaning ascribed to it in the Plan.

148.	“Rule”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

149.	“SE”	has the meaning ascribed to it in Article VI.C. of the Disclosure Statement.

150.	“SEC”	means the Securities and Exchange Commission.

151.	“Schedules”	has the meaning ascribed to it in the Plan.

152.	“Secured Claim”	has the meaning ascribed to it in the Plan.

153.	“Securities Act”	has the meaning ascribed to it in the Plan.

154.	“Securities Class Action”	has the meaning ascribed to it in Article IV.D.2. of the Disclosure Statement.

155.	“Security Documents”	has the meaning ascribed to it in the Plan.

156.	“Senior Note Claim”	has the meaning ascribed to it in the Plan.

157.	“Senior Noteholder(s)”	has the meaning ascribed to it in Article XI of the Disclosure Statement.

158.	“Senior Notes”	has the meaning ascribed to it in the Plan.

159.	“Senior Notes Indenture”	has the meaning ascribed to it in the Plan.

160.	“Solicitation Agent”	has the meaning ascribed to it in Article I of the Disclosure Statement.

161.	“Solicitation Period”	has the meaning ascribed to it in Article II.A. of the Disclosure Statement.

162.	“Subordinated Claim”	has the meaning ascribed to it in the Plan.

163.	“Subsidiary”	has the meaning ascribed to it in the Plan.

164.	“Substantial Shareholder”	has the meaning ascribed to it in Article VI.G. of the Disclosure Statement.

165.	“Tax Claim”	has the meaning ascribed to it in the Plan.

166.	“Tax Treaty”	has the meaning ascribed to it in Article XII of the Disclosure Statement.

167.	“Taxes”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

168.	“Taxing Authorities”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

169.	“Treasury Regulations”	shall mean the United States Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended.

170.	“US resident shareholders”	has the meaning ascribed to it in Article XII of the Disclosure Statement.

171.	“U.S. Shareholders”	has the meaning ascribed to it in Article XI of the Disclosure Statement.

172.	“Utility Companies”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

173.	“Utility Services”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

174.	“Voting Deadline”	means the deadline for voting on the Plan, as established by order of the Bankruptcy Court.

175.	“Voting Record Date”	has the meaning ascribed to it in the Plan.

176.	“Warranties”	has the meaning ascribed to it in Article VI.B.1. of the Disclosure Statement.

177.	“WSGR”	has the meaning ascribed to it in Article VI.C. of the Disclosure Statement.

EXHIBIT “A”

First Modified Joint Chapter 11 Plan of Reorganization for the Debtors

EXHIBIT “B”

Disclosure Statement Order

EXHIBIT “C”

Projections

EXHIBIT “D”

Liquidation Analysis

UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re: MES INTERNATIONAL, INC., et al., [1] Debtors.	) ) ) ) ) ) ) )	Chapter 11 Case No. 09-14109 (PJW) Jointly Administered

FIRST MODIFIED JOINT CHAPTER 11 PLAN OF REORGANIZATION

FOR MES INTERNATIONAL, INC., GSI GROUP INC. AND

GSI GROUP CORPORATION

Dated: January 6, 2010	BROWN RUDNICK LLP
Co-Counsel to Debtors-in-Possession
William R. Baldiga, Esq.
One Financial Center
Boston, Massachusetts 02111
Tel: (617) 856-8200
Fax: (617) 856-8201

SAUL EWING LLP
Co-Counsel to Debtors-in-Possession
Mark Minuti, Esq.
222 Delaware Avenue, Suite 1200
P. O. Box 1266
Wilmington, DE 19899
(302) 421-6840 (office)
(302) 421-5873 (fax)

[1]	The Debtors and the last four digits of their respective taxpayer identification numbers are as follows:

MES International, Inc. (1964); GSI Group Inc. (0412); and GSI Group Corporation (9358). The Debtors’ headquarters is located at 125 Middlesex Turnpike, Bedford, MA 01730.

6.3.	Reorganized Holdings Constituent Documents	9
6.4.	New Corporate Structure for Reorganized Holdings	9
6.5.	Cancellation of Holdings Equity Interests, Rights, GSI UK Note and Senior Notes	10
6.6.	New Common Shares and New Warrants	10
6.7.	New Senior Secured Notes	11
6.8.	Other General Corporate Matters	11
6.9.	Continued Corporate Existence of the Debtors	12
6.10.	Re-vesting of Assets	12
6.11.	Management	12
6.12.	Boards of Directors	12
6.13.	Officers	13
6.14.	Management Incentive Plan	13
6.15.	Causes of Action	13
6.16.	Appointment of the Disbursing Agent	14
6.17.	Sources of Cash for Plan Distributions	14
6.18.	Releases by the Debtors	14
6.19.	Releases by Creditors and Equity Security Holders	14
6.20.	Fixing of Principal Balance of GSI UK Note	15

ARTICLE VII. PLAN DISTRIBUTION PROVISIONS		15

7.1.	Plan Distributions	15
7.2.	Timing of Plan Distributions	15
7.3.	Address for Delivery of Plan Distributions/Unclaimed Plan Distributions	16
7.4.	De Minimis Plan Distributions	16
7.5.	Time Bar to Cash Payments	16
7.6.	Manner of Payment under the Plan	16
7.7.	Expenses Incurred on or after the Effective Date and Claims of the Disbursing Agent	16
7.8.	Fractional Plan Distributions	17
7.9.	Special Plan Distribution Provisions for Equity Interests and Senior Note Claims	17
7.10.	Surrender and Cancellation of Instruments	18

ARTICLE VIII. PROCEDURES FOR RESOLVING AND TREATING CONTESTED CLAIMS		18

8.1.	Objection Deadline	18
8.2.	Prosecution of Contested Claims	19
8.3.	Claims Settlement	19
8.4.	Entitlement to Plan Distributions Upon Allowance	19
8.5.	Estimation of Claims	19

ARTICLE IX. CONDITIONS PRECEDENT TO CONFIRMATION OF THE PLAN AND THE OCCURRENCE OF THE EFFECTIVE DATE		20

9.1.	Conditions Precedent to Confirmation	20
9.2.	Conditions Precedent to the Occurrence of the Effective Date	20
9.3.	Waiver of Conditions	21
9.4.	Effect of Non-Occurrence of the Effective Date	21

ARTICLE X. THE DISBURSING AGENT		21

10.1.	Powers and Duties	21
10.2.	Plan Distributions	21
10.3.	Exculpation	22

ARTICLE XI. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		22

11.1.	Assumption and Rejection of Executory Contracts and Unexpired Leases	22
11.2.	Cure	23
11.3.	Claims Arising from Rejection, Expiration or Termination	24

ARTICLE XII. RETENTION OF JURISDICTION		25

ARTICLE XIII. MISCELLANEOUS PROVISIONS		26

13.1.	Payment of Statutory Fees	26
13.2.	Satisfaction of Claims	26
13.3.	Special Provisions Regarding Insured Claims	27
13.4.	Subrogation	27
13.5.	Third Party Agreements; Subordination	27
13.6.	Exculpation	28
13.7.	Discharge of Liabilities	28
13.8.	Discharge of Debtors	28
13.9.	Notices	29
13.10.	Headings	30
13.11.	Governing Law	30
13.12.	Expedited Determination	30
13.13.	Exemption from Transfer Taxes	30
13.14.	Retiree Benefits	30
13.15.	Notice of Entry of Confirmation Order and Relevant Dates	30
13.16.	Interest and Attorneys’ Fees	30
13.17.	Modification of the Plan	31
13.18.	Revocation of Plan	31
13.19.	Setoff Rights	32
13.20.	Compliance with Tax Requirements	32
13.21.	Rates; Currency	32
13.22.	Injunctions	32
13.23.	Binding Effect	33
13.24.	Severability	33
13.25.	No Admissions	33

TABLE OF EXHIBITS

Exhibit	Name
A	Glossary of Defined Terms

B	List of Plan Documents

MES International, Inc., GSI Group Inc. and GSI Group Corporation, debtors and debtors in possession in the above-captioned chapter 11 cases for which joint administration has been granted, hereby collectively and jointly propose the following chapter 11 plan of reorganization:

ARTICLE I.

DEFINITIONS AND INTERPRETATION

1.1.	Definitions.

The capitalized terms used herein shall have the respective meanings set forth in the Glossary of Defined Terms attached hereto as Exhibit “A”.

1.2.	Interpretation.

Unless otherwise specified, all section, article and exhibit references in the Plan are to the respective section in, article of, or exhibit to, the Plan, as the same may be amended, supplemented, waived or modified from time to time in accordance with the terms hereof. Words denoting the singular number shall include the plural number and vice versa, as appropriate, and words denoting one gender shall include the other gender. The Disclosure Statement may be referred to for purposes of interpretation to the extent any term or provision of the Plan is determined by the Bankruptcy Court to be ambiguous.

1.3.	Application of Definitions and Rules of Construction Contained in the Bankruptcy Code.

Words and terms defined in section 101 of the Bankruptcy Code shall have the same meanings when used in the Plan, unless a different definition is given in the Glossary of Defined Terms. The rules of construction contained in section 102 of the Bankruptcy Code shall apply to the construction of the Plan.

1.4.	Other Terms.

The words “herein,” “hereof,” “hereto,” “hereunder” and others of similar import refer to the Plan as a whole and not to any particular section, subsection or clause contained in the Plan.

1.5.	Appendices and Plan Documents.

All appendices to the Plan and the Plan Documents are incorporated into the Plan by this reference and are a part of the Plan as if set forth in full herein. All Plan Documents shall be filed with the Clerk of the Bankruptcy Court not less than ten (10) days prior to the commencement of the Confirmation Hearing. Holders of Claims and Equity Interests may obtain a copy of the Plan Documents, once filed, by a written request sent to the following address:

Brown Rudnick LLP

One Financial Center

Boston, Massachusetts 02111

Attention: William R. Baldiga, Esq.

E-mail: wbaldiga@brownrudnick.com

Telephone: (617) 856-8200

Facsimile: (617) 856-8201

ARTICLE II.

CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

For the purposes of organization, voting and all other confirmation matters, except as otherwise provided herein, all Claims against and all Equity Interests in each of the Debtors shall be classified as set forth in this Article II.

2.1.	Administrative Claims and Tax Claims.

As provided by section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Tax Claims shall not be classified under the Plan, and shall instead be treated separately as unclassified Claims on the terms set forth in Article IV.

2.2.	Claims and Equity Interests.

The classes of Claims against the Debtors and the Equity Interests in the Debtors shall be classified under the Plan as follows:

Class	Designation	Impairment	Whether Entitled to Vote
Class 1A	Holdings Priority Claims	Unimpaired	No (deemed to accept)

Class 1B	GSI Priority Claims	Unimpaired	No (deemed to accept)

Class 1C	MES Priority Claims	Unimpaired	No (deemed to accept)

Class 2A	Holdings Secured Claims	Unimpaired	No (deemed to accept)

Class 2B	GSI Secured Claims	Unimpaired	No (deemed to accept)

Class 2C	MES Secured Claims	Unimpaired	No (deemed to accept)

Class 3A	Holdings General Unsecured Claims	Unimpaired	No (deemed to accept)

Class 3B	GSI General Unsecured Claims	Unimpaired	No (deemed to accept)

Class 3C	MES General Unsecured Claims	Unimpaired	No (deemed to accept)

Class 4A	Holdings Intercompany Claims	Unimpaired	No (deemed to accept)

Class 4B	GSI Intercompany Claims	Unimpaired	No (deemed to accept)

2

Class	Designation	Impairment	Whether Entitled to Vote
Class 4C	MES Intercompany Claims	Unimpaired	No (deemed to accept)

Class 5A	Holdings Note Claims	Impaired	Yes

Class 5B	GSI Note Claims	Impaired	Yes

Class 6A	Holdings Equity Interests	Impaired	Yes

Class 6B	GSI Equity Interests	Unimpaired	No (deemed to accept)

Class 6C	MES Equity Interests	Unimpaired	No (deemed to accept)

2.3.	Elimination of Classes.

Any Class of Claims that does not consist, as of the date of the Confirmation Hearing, of at least one Allowed Claim, Disputed Claim or a Claim temporarily Allowed under Rule 3018 of the Bankruptcy Rules, shall be deemed deleted from this Plan for all purposes.

2.4.	Impairment Controversies.

If a controversy arises as to whether any Claim or Equity Interest, or any class of Claims or Equity Interests, is impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, determine such controversy.

ARTICLE III.

PROVISIONS FOR TREATMENT OF CLAIMS

AND EQUITY INTERESTS UNDER THE PLAN

The classes of Claims against the Debtors and Equity Interests in the Debtors shall be treated under the Plan as follows:

3.1.	Classes 1A, 1B and 1C (collectively “Class 1”) – Priority Claims.

Each Allowed Priority Claim against any of the Debtors shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all legal, equitable and contractual rights as to an Allowed Priority Claim shall be fully reinstated and retained, and such Allowed Priority Claim shall, at the sole option of the applicable Debtor, receive the following treatment: (i) be paid on the Plan Distribution Date in full in Cash with Post-Petition Interest from the Petition Date through the Effective Date; (ii) be paid in accordance with the terms under which such Allowed Priority Claim arose, or (iii) receive such other treatment as may be agreed upon in writing by the holder of such Claim; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed Priority Claim.

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3.2.	Classes 2A, 2B and 2C (collectively “Class 2”) – Secured Claims.

Each Allowed Secured Claim against any of the Debtors shall be unimpaired under the Plan and, at the sole option of the applicable Debtor, shall receive the following treatment: (i) shall receive on the Plan Distribution Date on account of such Allowed Secured Claim a Cash payment in an amount equal to the amount of the Allowed Secured Claim as of the Effective Date with Post-Petition Interest from the Petition Date through the Effective Date; (ii) shall retain its liens securing such Allowed Secured Claim and receive on account of such Allowed Secured Claim deferred cash payments having a present value on the Effective Date equal to the amount of such Allowed Secured Claim with Post-Petition Interest from the Petition Date through the Effective Date; (iii) shall realize the “indubitable equivalent” of such Allowed Secured Claim; (iv) the property securing the Allowed Secured Claim shall be sold free and clear of liens, with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds as provided in clause (ii), (iii) or (vi) of this subparagraph; (v) if such Allowed Secured Claim is subject to a valid right of recoupment or setoff, such Claim shall be setoff to the extent of the amount subject to setoff in accordance with sections 506(a) and 553 of the Bankruptcy Code; (vi) shall retain its liens securing such Allowed Secured Claim and be paid in accordance with the terms under which such Allowed Secured Claim arose; or (vii) shall receive such other treatment as may be agreed upon in writing by the holder of such Claim and such Debtor; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed Secured Claim.

3.3.	Classes 3A, 3B and 3C (collectively “Class 3”) – General Unsecured Claims.

Each Allowed General Unsecured Claim against the Debtors shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all legal, equitable and contractual rights as to such Allowed General Unsecured Claim shall be fully reinstated and retained, and such Allowed General Unsecured Claim shall, at the sole option of the Debtors, receive the following treatment: (i) be paid on the Plan Distribution Date in full in Cash with Post-Petition Interest from the Petition Date through the Effective Date, (ii) be paid in accordance with the terms under which such Allowed General Unsecured Claim arose, or (iii) receive such other treatment as may be agreed upon in writing by the holder of such Claim and the Debtors; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed General Unsecured Claim.

3.4.	Classes 4A, 4B and 4C (collectively “Class 4”) – Intercompany Claims.

Each Allowed Intercompany Claim against the Debtors shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all legal, equitable and contractual rights as to an Allowed Intercompany Claim shall be fully reinstated and retained, and such Allowed Intercompany Claim shall, at the sole option of the applicable Debtor, receive the following treatment: (i) be paid in accordance with the terms under which such Allowed Intercompany Claim arose, or (ii) receive such other treatment as may be agreed upon in writing by the holder of such Claim; provided that such agreed upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such Allowed Intercompany Claim.

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3.5.	Classes 5A, and 5B (collectively “Class 5”) – Note Claims.

On the Plan Distribution Date, each Allowed Note Claim shall receive the following in full satisfaction of such Allowed Note Claim:

(i) a payment in Cash for interest (at the non-default rate) due under such Allowed Note Claim to the extent such interest is accrued, due and payable under the Allowed Note Claim and unpaid as of the Petition Date, at the contractual (non-default) rate provided in such Senior Note or GSI UK Note, as applicable, if any;

(ii) a payment in Cash for all reasonable fees, expenses (including, without limitation, all amounts payable to the Indenture Trustee) and all other amounts (other than principal, accrued interest or any penalties) due under such Allowed Note Claim to the extent such fees, expenses and other amounts are due and payable under the Allowed Note Claim and unpaid as of the Effective Date;

(iii) a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 5 Note Claims, which total amount in the aggregate shall be equal to 81.4% of the Outstanding Capital Stock of Reorganized Holdings;

(iv) a Pro Rata Share of the New Senior Secured Notes; and

(v) a Pro Rata Share of the Cash Note Payment.

3.6.	Class 6A - Holdings Equity Interest.

On the Effective Date, all Allowed Holdings Equity Interests shall be cancelled, and on account of each Holdings Equity Interest there shall be distributed on the Plan Distribution Date:

(i) a Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 6A Holdings Equity Interest, which total amount shall be 18.6% of the Outstanding Capital Stock of Reorganized Holdings;

(ii) a Pro Rata Share of New $1.10 Warrants; and

(iii) a Pro Rata Share of New $2.00 Warrants.

All Holdings Equity Interests which are either unexercised or unvested as of the Voting Record Date (and therefore are not included in the definition of Holdings Equity Interests) and all Rights shall be cancelled and terminated on the Effective Date, and the holders of such unexercised or unvested Equity Interests and Rights shall neither receive nor retain any property under the Plan on account of such unexercised or unvested Equity Interests and Rights unless the Bankruptcy Court orders otherwise.

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3.7.	Class 6B – GSI Equity Interests.

Each GSI Equity Interest shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights as to such Equity Interests shall be fully reinstated and retained on and after the Effective Date and shall become Equity Interests held by Reorganized Holdings pursuant to the terms of the Plan.

3.8.	Class 6C – MES Equity Interests.

Each MES Equity Interest shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights as to such Equity Interests shall be fully reinstated and retained on and after the Effective Date.

ARTICLE IV.

PROVISIONS FOR TREATMENT

OF UNCLASSIFIED CLAIMS UNDER THE PLAN

4.1.	Unclassified Claims.

Administrative Claims and Tax Claims are treated in accordance with sections 1129(a)(9)(A) and 1129(a)(9)(C) of the Bankruptcy Code, respectively. Such Claims are not designated as classes of Claims for the purposes of this Plan or for the purposes of sections 1123, 1124, 1125, 1126 or 1129 of the Bankruptcy Code.

4.2.	Treatment of Administrative Claims.

All Administrative Claims shall be treated as follows:

(a) Time for Filing Administrative Claims.

The holder of an Administrative Claim, other than (i) a Fee Claim, (ii) a liability incurred and payable in the ordinary course of business by a Debtor (and not past due), or (iii) an Administrative Claim that has been Allowed on or before the Effective Date, must file with the Bankruptcy Court and serve on the Debtors, any Committee and the Office of the United States Trustee, notice of such Administrative Claim within forty (40) days after service of Notice of Confirmation. Such notice must include at a minimum (A) the name of the Debtor(s) which are purported to be liable for the Claim, (B) the name of the holder of the Claim, (C) the amount of the Claim, and (D) the basis of the Claim. Failure to file and serve such notice timely and properly shall result in the Administrative Claim being forever barred and discharged.

(b) Time for Filing Fee Claims.

Each Professional Person who holds or asserts a Fee Claim shall be required to file with the Bankruptcy Court, and serve on all parties required to receive notice, a Fee Application within thirty (30) days after the Effective Date. The failure to timely file and serve such Fee Application shall result in the Fee Claim being forever barred and discharged.

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(c) Allowance of Administrative Claims and Fee Claims.

An Administrative Claim with respect to which notice has been properly filed and served pursuant to Section 4.2(a) shall become an Allowed Administrative Claim if no objection is filed within thirty (30) days after the later of (i) the Effective Date, or (ii) the date of service of the applicable notice of Administrative Claim or such later date as may be approved by the Bankruptcy Court on motion of a party in interest, without notice or a hearing. If an objection is filed within such thirty (30) day period (or any extension thereof), the Administrative Claim shall become an Allowed Administrative Claim only to the extent allowed by Final Order. A Fee Claim in respect of which a Fee Application has been properly filed and served pursuant to Section 4.2(b) shall become an Allowed Administrative Claim only to the extent allowed by order of the Bankruptcy Court.

(d) Payment of Allowed Administrative Claims.

Each Allowed Administrative Claim shall, at the sole option of the Debtors, receive (i) on the Plan Distribution Date, the amount of such Allowed Claim in Cash, (ii) with respect to Allowed Administrative Claims representing liabilities incurred in the ordinary course of business by the Debtors, payment when and as such Administrative Claims become due and owing by their ordinary course terms, or (iii) such other treatment as may be agreed upon in writing by the Debtors or the Disbursing Agent, as the case may be, and the holder of such Claim; provided, that such treatment shall not provide to the holder of such Claim a return having a present value as of the Effective Date in excess of such Allowed Administrative Claim. If a portion of an Administrative Claim is disputed, the undisputed portion of such Administrative Claim shall be timely paid as provided above.

(e) Allocation of Payments.

All payments made in respect of Allowed Administrative Claims pursuant to this Section shall be allocated among the Debtors, as determined by the Debtors in consultation with the Disbursing Agent (or, but only if there is a dispute as to the same, by the Bankruptcy Court), on a fair and equitable basis.

4.3.	Treatment of Tax Claims.

At the election of the Debtors, each Allowed Tax Claim shall receive, in full satisfaction of such Allowed Tax Claim, (a) the amount of such Allowed Tax Claim, with Post-Confirmation Interest thereon, in equal annual Cash payments on each anniversary of the Effective Date, until the sixth anniversary of the date of assessment of such Tax Claim (provided that the Debtors may prepay the balance of any such Allowed Tax Claim at any time without penalty); (b) a lesser amount in one Cash payment as may be agreed upon in writing by the holder of such Claim; or (c) such other treatment as may be agreed upon in writing by the holder of such Claim and the Debtors; provided, that such agreed-upon treatment may not provide the holder of such Claim with a return having a present value as of the Effective Date that is greater than the amount of such holder’s Allowed Tax Claim. The Confirmation Order shall enjoin any holder of an Allowed Tax Claim from commencing or continuing any action or proceeding against any responsible person, officer or director of the Debtors that otherwise would be liable to such

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holder for payment of a Tax Claim so long as the Debtors are in compliance with this Section. So long as the holder of an Allowed Tax Claim is enjoined from commencing or continuing any action or proceeding against any responsible person, officer or director under this Section or pursuant to the Confirmation Order, the statute of limitations for commencing or continuing any such action or proceeding shall be tolled.

ARTICLE V.

ACCEPTANCE OR REJECTION OF THE PLAN;

EFFECT OF REJECTION BY ONE OR MORE

CLASSES OF CLAIMS OR EQUITY INTERESTS

5.1.	Classes Entitled to Vote.

Each Class of Claims or Equity Interests that is impaired and will (or may) receive or retain property or any interest in property under this Plan, shall be entitled to vote to accept or reject this Plan. By operation of law, each Class of Claims that is unimpaired is deemed to have accepted the Plan and, therefore, is not entitled to vote to accept or reject the Plan.

5.2.	Class Acceptance Requirement.

A class of Claims shall have accepted the Plan if it is accepted by at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the Allowed Claims in such class that have voted on the Plan. A class of Equity Interests shall have accepted the Plan if it is accepted by holders of at least two-thirds (2/3) of the Allowed Equity Interests in such class that actually vote on the Plan.

5.3.	Cramdown.

If all applicable requirements for confirmation of this Plan are met as set forth in section 1129(a)(1) through (16) of the Bankruptcy Code, except subsection (8) thereof, then this Plan shall be treated as a request that the Bankruptcy Court confirm this Plan in accordance with section 1129(b) of the Bankruptcy Code notwithstanding the failure to satisfy the requirements of section 1129(a)(8), on the basis that the Plan is fair and equitable and does not discriminate unfairly with respect to each class of Claims or Equity Interests that is impaired under, and has not accepted, this Plan.

5.4.	Confirmation in All Cases.

Except as provided in Section 13.18, the Plan shall not be deemed to have been confirmed in any respect unless and until the Plan has been confirmed as to each of the Debtors.

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ARTICLE VI.

MEANS FOR IMPLEMENTATION OF THE PLAN

6.1.	Operations between the Confirmation Date and the Effective Date.

During the period from the Confirmation Date through and until the Effective Date, the Debtors shall continue to operate their businesses as Debtors in Possession, subject to the Bankruptcy Code, the Bankruptcy Rules and all orders of the Bankruptcy Court that are then in full force and effect.

6.2.	Reporting Requirements Under Exchange Act, Listing on Securities Exchange and Registration Rights.

(a) Reporting Requirements and Listing. Reorganized Holdings shall use its best efforts to be a mandatory reporting company under Section 11 of the Exchange Act, but it shall have no liability if it is unable to do so. In addition, Reorganized Holdings shall use its best efforts to list, as promptly as practicable after the Effective Date, the New Common Shares on a national securities exchange or for quotation on a national automated interdealer quotation system, but it shall have no liability if it is unable to do so. Persons receiving distributions of New Common Shares, by accepting such distributions, will be deemed to have agreed to cooperate with Reorganized Holdings’ reasonable requests to assist it in its efforts to list the New Common Shares on a national securities exchange or quotation system including, without limitation, by appointing or supporting the appointment of a sufficient number of directors to the board of directors of Reorganized Holdings who satisfy the independence and other requirements of any such national securities exchange or quotation system.

(b) Registration Rights Agreement. On the Effective Date, Reorganized Holdings shall enter into the Registration Rights Agreement.

6.3.	Reorganized Holdings Constituent Documents.

As of the Effective Date, the Reorganized Holdings Constituent Documents are hereby authorized without further act or action under applicable law, regulation, order or rule and the Debtors and Reorganized GSI Entities, as applicable, are authorized to file such Reorganized Holdings Constituent Documents with the applicable Secretary(s) of State or the Director under the New Brunswick Business Corporations Act, as applicable.

6.4.	New Corporate Structure for Reorganized Holdings.

(a) General. Except as otherwise set forth in the Plan, prior to or as of the Effective Date the Debtors may cause any or all of the Debtors to engage in any restructuring transactions deemed necessary or appropriate (including, without limitation, those merging, dissolving or transferring assets between or among the Debtors and/or the Non-Debtor Subsidiaries that are not Debtors in the Chapter 11 Cases) to implement the provisions of this Plan or to take any other actions consistent with this Plan and not prohibited by applicable law.

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(b) GSI UK Transfer. On the Effective Date, (i) Holdings shall transfer the GSI UK Shares to GSI Limited Holdings, and (ii) GSI Limited Holdings shall subsequently transfer the GSI UK Shares to GSI Limited Holdings II.

6.5.	Cancellation of Holdings Equity Interests, Rights, GSI UK Note and Senior Notes.

On the Effective Date, except as otherwise provided for herein:

(i) the Holdings Equity Interests, the GSI UK Note and the Senior Notes and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors related to the Holdings Equity Interests, the GSI UK Note or the Senior Notes shall be canceled and terminated; and

(ii) the obligations of the Debtors under any agreements, indentures or certificates of designation governing the Holdings Equity Interests, the GSI UK Note, the Senior Notes and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors related to the Holdings Equity Interests, the GSI UK Note and the Senior Notes shall be discharged;

provided, however, that each indenture or other agreement that governs the rights of a Holder of Senior Note Claims and that is administered by an indenture trustee, an agent or a servicer shall continue in effect solely for the purposes of (a) allowing such indenture trustee, agent or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article III hereof, and (b) permitting such indenture trustee, agent or servicer to maintain any rights or liens it may have for fees, costs and expenses under such indenture or other agreement; provided, further, that the provisions of clause (ii) of this paragraph shall not affect the discharge of the Debtors’ liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to the Reorganized GSI Entities; and provided further that such cancellation and discharge shall not impair the rights of any person to receive distributions under the Plan. Any actions taken by an indenture trustee, an agent or a servicer that are not for the purposes authorized in this Section 6.5 of the Plan shall not be binding upon the Debtors.

6.6.	New Common Shares and New Warrants.

Reorganized Holdings shall, in exchange for the issuance by Reorganized GSI to Reorganized Holdings of 4,000,000 newly issued shares of common stock of Reorganized GSI, issue from Reorganized Holdings’ treasury to the Senior Noteholders and GSI UK their Pro Rata Share of the total amount of New Common Shares to be issued in respect of all of the Class 5 Note Claims.

As of the Effective Date, the issuance by Reorganized Holdings of the New Common Shares and the New Warrants is hereby authorized without further act or action under applicable law, regulation, order or rule.

The Confirmation Order shall provide that the issuance of the New Common Shares, the New Warrants and the Common Shares issuable upon exercise of the New Warrants shall be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code and applicable Canadian securities laws.

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6.7.	New Senior Secured Notes.

(a) Authorization and Issuance.

As of the Effective Date, the issuance by Reorganized GSI of the New Senior Secured Notes is hereby authorized without further act or action under applicable law, regulation, order or rule.

As of the Effective Date, the guarantee by Reorganized Holdings and Reorganized MES of the New Senior Secured Notes is hereby authorized without further act or action under applicable law, regulation, order or rule.

The Confirmation Order shall provide that the issuance of the New Senior Secured Notes shall be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code and applicable Canadian securities laws.

(b) New Indenture. On the Effective Date, Reorganized Holdings, Reorganized GSI and Reorganized MES shall enter into, and shall cause their respective Subsidiaries party to the New Indenture to enter into, the New Indenture providing for the issuance of the New Senior Secured Notes and guarantees of such notes. Reorganized GSI shall qualify the New Indenture in accordance with the Trust Indenture Act of 1939.

(c) Security Documents. On or before the Effective Date, (i) Reorganized Holdings shall execute and shall cause its Subsidiaries party to the Security Documents to execute the Security Documents and (ii) if the Security Document is not a document that is to be executed, then Reorganized Holdings shall deliver or cause its Subsidiaries to deliver the Security Documents.

6.8.	Other General Corporate Matters.

On or after the Effective Date, the Reorganized GSI Entities will be authorized to take such action as is necessary under the laws of the Province of New Brunswick, Canada, the State of Michigan, the State of Delaware, federal law and other applicable law to effect the terms and provisions of this Plan. Without limiting the foregoing, the issuance of the New Common Shares, the approval of the Reorganized Holdings Constituent Documents, the election and the appointment of directors and officers, and any other matter involving the corporate structure of the Reorganized Holdings shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to section 303 and other applicable provisions of the Delaware General Corporation Law, section 450.1861 of the Michigan General Corporation Act and section 132 of the New Brunswick Business Corporation Act without any requirement of further action by the stockholders or directors of the Debtors or the Reorganized GSI Entities. All obligations of the Debtors to indemnify and hold harmless their current and former directors, officers and employees, whether arising under the Debtors’ constituent documents, contract, law or equity, shall be assumed by, and assigned to, the Reorganized GSI Entities upon the occurrence of the Effective Date with the same effect as though such obligations constituted executory contracts that are assumed (or assumed and assigned, as applicable) under section 365

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of the Bankruptcy Code, and all such obligations shall be fully enforceable in accordance with their terms from and after the Effective Date. Except as provided in Section 6.19 hereof, the prosecution of any so indemnified Cause of Action shall, upon the occurrence of the Effective Date, be enjoined and prohibited.

6.9.	Continued Corporate Existence of the Debtors.

Each of the Debtors shall continue to exist after the Effective Date as a separate entity, with all the powers available to such legal entity, in accordance with applicable law and pursuant to the Reorganized Holdings Constituent Documents, which shall become effective upon the occurrence of the Effective Date. On or after the Effective Date, the Debtors may, within their sole and exclusive discretion, take such action as permitted by applicable law and their constituent documents, as they determine may be reasonable and appropriate.

6.10.	Re-vesting of Assets.

Upon the occurrence of the Effective Date, except as otherwise expressly provided in the Plan, title to all of the Assets of the Debtors and their Estates shall vest in the Reorganized GSI Entities free and clear of all liens, Claims, Causes of Action, interests, security interests and other encumbrances and without further order of the Bankruptcy Court. On and after the occurrence of the Effective Date, the Reorganized GSI Entities may operate their businesses and may use, acquire and dispose of their Assets free of any restrictions of the Bankruptcy Code.

6.11.	Management.

Except as set forth in Section 6.12 hereof, upon the occurrence of the Effective Date, the management and operation of each of the Reorganized GSI Entities shall be the general responsibility of each such entity’s then current board of directors and management. The Confirmation Order shall ratify and approve all actions taken by each of the Debtors from the Petition Date through the Effective Date.

6.12.	Boards of Directors.

(a) Reorganized Holdings. On the Effective Date, the board of directors of Reorganized Holdings shall be set at seven members (including the Chief Executive Officer of Reorganized Holdings and five members selected by the Noteholders). The identities of the members of the board of directors of Reorganized Holdings shall be disclosed prior to the conclusion of the Confirmation Hearing. Such directors shall serve in accordance with the applicable Reorganized Holdings Constituent Documents, as the same may be amended from time to time.

(b) Reorganized GSI. On the Effective Date, Reorganized Holdings, as sole stockholder of Reorganized GSI and as contemplated by the Bylaws of Reorganized GSI, shall continue to be authorized to take actions required to be taken by the board of directors of Reorganized GSI.

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(c) Reorganized MES. On the Effective Date, the initial board of directors of Reorganized MES shall be comprised of the individuals who hold such positions as of the Effective Date.

(d) Continuing Directors. From and after the Effective Date, the members of the board of directors (or managers, as applicable) of the Reorganized GSI Entities shall be selected and determined in accordance with the provisions of the respective Reorganized Holdings Constituent Documents and applicable law.

6.13.	Officers.

Except as otherwise determined by the board of directors of the Reorganized GSI Entities, the then current officers of each of the Debtors shall serve in such positions after the Effective Date for each of the Reorganized GSI Entities in accordance with their respective employment agreements, if any, and applicable law. Subject to any applicable employment agreements and applicable law, from and after the Effective Date, the officers of the Reorganized GSI Entities shall be selected and appointed by the respective boards of directors of such entities, in accordance with, and pursuant to, the provisions of applicable law and the respective Reorganized Holdings Constituent Documents.

6.14.	Management Incentive Plan.

As soon as reasonably practicable after the Effective Date, the board of directors of Reorganized Holdings will establish and implement a new management incentive plan under which New Common Shares in an amount not to exceed 8% of the Post-Effective Date Fully Diluted Capital Stock of Reorganized Holdings will be reserved for management of Reorganized Holdings. Any such allocation under such new management incentive plan will be determined by the board of directors of Reorganized Holdings, which allocation may consist of, among other things, restricted stock and/or time and performance based options, and will take account of any other bonus and compensation plans. The members of management and the employees entitled to participate in the new management incentive plan, and the awards for each, will be determined by the board of directors of Reorganized Holdings in its sole and absolute discretion.

6.15.	Causes of Action.

Except as otherwise provided in the Plan, all Causes of Action of any of the Debtors and their respective Estates, shall, upon the occurrence of the Effective Date, be transferred to, and be vested in, the Reorganized GSI Entities. Except as otherwise provided in the Plan, the Reorganized GSI Entities’ rights to commence, prosecute or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Debtors hereby waive, and do not preserve, any Avoidance Actions.

No Person may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors will not pursue any and all available Causes of Action against them. The Debtors and the Estates, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, except only for any Avoidance Action and except as otherwise expressly provided in the Plan or the Plan Documents. Unless any Causes of

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Action against a Person are expressly waived, relinquished, exculpated, released, compromised or settled in the Plan or a Final Order, the Debtors expressly reserve all such Causes of Action for later adjudication and, therefore, no preclusion doctrine, including without limitation, the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches shall apply to such Causes of Action upon or after the confirmation or consummation of the Plan.

6.16.	Appointment of the Disbursing Agent.

Upon the occurrence of the Effective Date, Reorganized Holdings shall be appointed to serve as the Disbursing Agent, and shall have all powers, rights, duties and protections afforded the Disbursing Agent under the Plan. Reorganized Holdings may delegate or assign such appointment in its discretion.

6.17.	Sources of Cash for Plan Distributions.

All Cash necessary for the Disbursing Agent to make Plan Distributions and any other payments shall be obtained from the Debtors’ existing Cash balances.

6.18.	Releases by the Debtors.

As of the Effective Date, for good and valuable consideration, the Debtors and the Reorganized GSI Entities (in their individual capacities and as Debtors in Possession) shall be deemed to release and forever waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Chapter 11 Cases, this Plan or the Disclosure Statement, and that could have been asserted by or on behalf of the Debtors or their Estates or the Reorganized GSI Entities against any of the Released Parties; provided, however, that nothing in this Section shall be construed to release any party or entity from (x) willful misconduct or gross negligence as determined by a Final Order, or (y) any objections by the Debtors or the Reorganized GSI Entities to Claims or Equity Interests filed by such party or entity against any Debtor and/or its Estate.

6.19.	Releases by Creditors and Equity Security Holders.

Subject to the occurrence of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each holder of a Claim or Equity Interest that votes to accept the Plan, solely in its capacity as the holder of such Claim or Equity Interest, shall be presumed conclusively absolutely, unconditionally and irrevocably to have released and forever waived and discharged any Cause of Action and any and all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities, whether direct or derivative, liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act,

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omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Chapter 11 Cases, this Plan, the Disclosure Statement, any Debtor, the Debtors’ restructuring or the purchase, sale or rescission of the purchase or sale of any security of any Debtor, the subject matter of, or the transactions or events giving rise to, any Claim or Equity Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Equity Interests prior to or in the Chapter 11 Cases or any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date of the Plan and including any claim that could have been asserted by or on behalf of the Debtors or their Estates or the Reorganized GSI Entities, in each case, against any of the Released Parties; provided, however, that nothing in this Section shall be construed to release any party from willful misconduct or gross negligence as determined by a Final Order.

6.20.	Fixing of Principal Balance of GSI UK Note.

For administrative ease (given that the GSI UK Note is denominated in British pounds and the exchange rate between United States Dollars and British Pounds fluctuates daily, it shall be assumed that the outstanding principal balance of the GSI UK Note is fixed at $20,000,000 for purposes of Plan Distributions, and the difference (in United States Dollars) between $20,000,000 and the value as of the Petition Date (in United States Dollars) of GBP 12,500,000 shall be added or subtracted, as the case may be, to the intercompany account maintained between GSI UK and GSI.

ARTICLE VII.

PLAN DISTRIBUTION PROVISIONS

7.1.	Plan Distributions.

The Disbursing Agent shall make all Plan Distributions. In the event a Plan Distribution is payable on a day other than a Business Day, such Plan Distribution shall instead be paid on the immediately succeeding Business Day, but shall be deemed to have been made on the date otherwise due. For federal income tax purposes, except to the extent a Plan Distribution is made in connection with reinstatement of an obligation pursuant to section 1124 of the Bankruptcy Code, a Plan Distribution will be allocated first to the principal amount of a Claim and then, to the extent the Plan Distribution exceeds the principal amount of the Claim, to the portion of the Claim representing accrued but unpaid interest.

7.2.	Timing of Plan Distributions.

Each Plan Distribution shall be made on the relevant Plan Distribution Date therefor and shall be deemed to have been timely made if made on such date or within ten (10) days thereafter.

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7.3.	Address for Delivery of Plan Distributions/Unclaimed Plan Distributions.

Subject to Bankruptcy Rule 9010, any Plan Distribution or delivery to a holder of an Allowed Claim shall be made at the address of such holder as set forth (a) in the Schedules, (b) on the proof of Claim filed by such holder, (c) in any notice of assignment filed with the Bankruptcy Court with respect to such Claim pursuant to Bankruptcy Rule 3001(e), and (d) in any notice served by such holder giving details of a change of address. If any Plan Distribution is returned to the Disbursing Agent as undeliverable, no Plan Distributions shall be made to such holder unless the Disbursing Agent is notified of such holder’s then current address within ninety (90) days after such Plan Distribution was returned. After such date, if such notice was not provided, a holder shall have forfeited its right to such Plan Distribution, and the undeliverable Plan Distributions shall be returned to the Reorganized GSI Entities.

7.4.	De Minimis Plan Distributions.

No Plan Distribution of less than ten dollars ($10.00) need be made by the Disbursing Agent to the holder of any Claim unless a request therefor is made in writing to the Disbursing Agent. If no request is made as provided in the preceding sentence within ninety (90) days of the Effective Date, all such Plan Distributions shall revert to the Reorganized GSI Entities.

7.5.	Time Bar to Cash Payments.

Checks issued in respect of Allowed Claims shall be null and void if not negotiated within one hundred and eighty (180) days after the date of issuance thereof. Requests for reissuance of any voided check shall be made directly to the Disbursing Agent by the holder of the Allowed Claim to whom such check was originally issued. Any claim in respect of such a voided check shall be made within one hundred and eighty (180) days after the date of issuance of such check. If no request is made as provided in the preceding sentence, any claims in respect of such voided check shall be discharged and forever barred and such unclaimed Plan Distribution shall revert to the Reorganized GSI Entities.

7.6.	Manner of Payment under the Plan.

Unless the Person receiving a Plan Distribution agrees otherwise, any Plan Distribution to be made in Cash under the Plan shall be made, at the election of the Disbursing Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank. Cash payments to foreign creditors may, in addition to the foregoing, be made, at the option of the Disbursing Agent in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

7.7.	Expenses Incurred on or after the Effective Date and Claims of the Disbursing Agent.

Except as otherwise ordered by the Bankruptcy Court or as provided herein, the amount of any reasonable fees and expenses incurred (or to be incurred) by the Disbursing Agent on or after the Effective Date (including, but not limited to, taxes) shall be paid when due. Professional fees and expenses incurred by the Disbursing Agent from and after the Effective Date in connection with the effectuation of the Plan shall be paid in the ordinary course of business. Any dispute regarding compensation shall be resolved by agreement of the parties, or if the parties are unable to agree, as determined by the Bankruptcy Court.

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7.8.	Fractional Plan Distributions.

(a) When any distribution on account of an Allowed Claim or Allowed Equity Interest pursuant to the Plan would otherwise result in the issuance of a number of New Common Shares (including New Common Shares issuable upon the exercise of New Warrants) that is not a whole number, the actual distribution of New Common Shares shall be rounded as follows: (i) fractions of  1/2 or greater shall be rounded to the next higher whole number, and (ii) fractions of less than  1/2 shall be rounded to the next lower whole number, provided, however, that the Disbursing Agent, or the Indenture Trustee, as the case may be, shall have the authority to further adjust, after taking into account the rounding provided in this Section 7.8, the number of New Common Shares to be distributed (including New Common Shares issuable upon the exercise of New Warrants) to each holder of Claims or Equity Interest, as applicable, in Classes 5 and 6A (by increasing or decreasing by 1 the number of such shares) as necessary in order for the holders of Claims or Equity Interest, as applicable, in Classes 5 and 6A, as appropriate, to receive New Common Shares in the amounts specified in Article III hereto.

(b) The New Senior Secured Notes shall be issued in a minimum face amount (the “Face Amount Minimum”) and integral multiples (“Integral Multiples”) as provided in the New Indenture. When any distribution on account of an Allowed Claim pursuant to the Plan would otherwise result in the issuance of a New Senior Secured Note (A) in an amount less than the Face Amount Minimum, the face amount of each New Senior Secured Note shall be rounded as follows: (i) amounts that are greater than or equal to 50% of the Face Amount Minimum shall be rounded up to the Face Amount Minimum; and (ii) amounts that are less than 50% of the Face Amount Minimum shall be rounded down and no New Senior Secured Notes shall be issued for such Allowed Clam; and (B) in an amount in excess of the Face Amount Minimum but less than an Integral Multiple, the face amount of each New Senior Secured Note shall be rounded as follows for the portion in excess of the Integral Multiple: (i) amounts that are greater than or equal to 50% of the Integral Multiple shall be rounded to the next higher Integral Multiple; and (ii) amounts that are less than 50% of the Integral Multiple shall be rounded to the next lower Integral Multiple; provided, however, that the Disbursing Agent, or the Indenture Trustee, as the case may be, shall have the authority to further adjust, after taking into account the rounding provided in this Section 7.8, the Pro Rata portion of New Senior Secured Notes to be distributed to each holder of Claims in Class 5 (by increasing or decreasing by the Face Amount Minimum the amount of such New Senior Secured Notes) as necessary in order for the holders of Claims in Class 5 as appropriate, to receive New Senior Secured Notes in the amounts specified in Article III hereto.

7.9.	Special Plan Distribution Provisions for Equity Interests and Senior Note Claims.

For the purpose of making Plan Distributions, the transfer ledger in respect of the Equity Interests and Senior Notes shall be closed as of the close of business on the date set forth in the Disclosure Statement Order (or, if not set forth there, on the Confirmation Date), and the

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Disbursing Agent and its agent shall be entitled to recognize and deal for all purposes herein with only those holders of record stated on the transfer ledger maintained by the stock transfer agent for the Equity Interests and Senior Notes as of the close of business on the Confirmation Date. On the Effective Date, all Equity Interests in Holdings and Senior Notes shall be cancelled and annulled, and all rights thereunder shall be settled and compromised in full in exchange for the Plan Distributions to be made to the holders of such Equity Interests and Senior Note Claims as applicable.

7.10.	Surrender and Cancellation of Instruments.

As a condition to receiving any Plan Distribution, on or before the Plan Distribution Date, the holder of an Allowed Claim or Allowed Equity Interest evidenced by a certificate, instrument or note, other than any such certificate, instrument or note that is being reinstated or being left unimpaired under the Plan, shall (i) surrender such certificate, instrument or note representing such Claim or Equity Interest, including, without limitation, any guaranties except to the extent assumed by the Debtors, and (ii) execute and deliver such other documents as may be necessary to effectuate the Plan. Such certificate, instrument or note, including any such guaranties, shall thereafter be cancelled and extinguished. The Disbursing Agent shall have the right to withhold any Plan Distribution to be made to or on behalf of any holder of such Claims or Equity Interests unless and until (1) such certificates, instruments or notes, including any such guaranties, are surrendered, or (2) any relevant holder provides to the Disbursing Agent an affidavit of loss or such other documents as may be required by the Disbursing Agent together with an appropriate indemnity in the customary form. Any such holder who fails to surrender such certificates, instruments or notes, including any such guaranties, or otherwise fails to deliver an affidavit of loss and indemnity prior to the second anniversary of the Effective Date, shall be deemed to have forfeited its Claims or Equity Interests, as applicable, and shall not participate in any Plan Distribution. All property in respect of such forfeited Claims or Equity Interests, as applicable, shall revert to the Reorganized GSI Entities. In the event such certificate, instrument or note is held in the name of, or by a nominee of, the Depository Trust Company, the Debtors shall seek the cooperation of the Depository Trust Company and/or the Indenture Trustee in facilitating distributions.

ARTICLE VIII.

PROCEDURES FOR RESOLVING

AND TREATING CONTESTED CLAIMS

8.1.	Objection Deadline.

As soon as practicable, but in no event later than sixty (60) days after the Effective Date (subject to being extended by the order of the Bankruptcy Court upon motion of the Disbursing Agent without notice or a hearing), objections to Claims shall be filed with the Bankruptcy Court and served upon the holders of each of the Claims to which objections are made.

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8.2.	Prosecution of Contested Claims.

The Disbursing Agent may object to the allowance of any scheduled or filed Claims as to which liability is disputed in whole or in part. All objections that are filed and prosecuted as provided herein shall be litigated to Final Order or compromised and settled in accordance with Section 8.3.

8.3.	Claims Settlement.

Notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, from and after the Effective Date, the Disbursing Agent shall have authority to settle or compromise all Claims and Causes of Action without further review or approval of the Bankruptcy Court.

8.4.	Entitlement to Plan Distributions Upon Allowance.

Notwithstanding any other provision of the Plan, and except as set forth at Section 4.2 of this Plan as to Administrative Claims, no Plan Distribution shall be made with respect to any Claim to the extent it is a Contested Claim, unless and until such Contested Claim becomes an Allowed Claim, subject to the setoff rights as provided in Section 13.19. When a Claim that is not an Allowed Claim as of the Effective Date becomes an Allowed Claim, the holder of such Allowed Claim shall thereupon become entitled to receive the Plan Distributions in respect of such Claim, the same as though such Claim had been an Allowed Claim on the Effective Date, and without interest or other compensation for the time elapsed after the Effective Date.

8.5.	Estimation of Claims.

The Disbursing Agent may, at any time, request that the Bankruptcy Court estimate any Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Disbursing Agent has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any Contested Claim, that estimated amount will constitute the Allowed amount of such Claim for all purposes under the Plan. All of the objection, estimation, settlement and resolution procedures set forth in the Plan are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

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ARTICLE IX.

CONDITIONS PRECEDENT TO

CONFIRMATION OF THE PLAN AND

THE OCCURRENCE OF THE EFFECTIVE DATE

9.1.	Conditions Precedent to Confirmation.

The following are conditions precedent to confirmation of the Plan:

(a) The Clerk of the Bankruptcy Court shall have entered an order or orders (i) approving the Disclosure Statement as containing “adequate information” pursuant to section 1125 of the Bankruptcy Code, (ii) authorizing the solicitation of votes with respect to the Plan, (iii) determining that all votes are binding and have been properly tabulated as acceptances or rejections of the Plan, (iv) confirming and giving effect to the terms and provisions of the Plan, (v) determining that all applicable tests, standards and burdens in connection with the Plan have been duly satisfied and met by the Debtors and the Plan, (vi) approving the Plan Documents, and (vii) authorizing the Debtors to execute, enter into, and deliver the Plan Documents and to execute, implement, and to take all actions otherwise necessary or appropriate to give effect to, the transactions and transfer of Assets contemplated by the Plan and the Plan Documents;

(b) The Confirmation Order, the Plan Documents and the Plan are each in a form satisfactory to the Debtors; and

(c) The Confirmation Order shall include determinations that all of the settlements and compromises contained in the Plan meet the applicable standards under section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019 for approval and implementation.

9.2.	Conditions Precedent to the Occurrence of the Effective Date.

The following are conditions precedent to the occurrence of the Effective Date:

(a) The Confirmation Order shall have been entered by the Clerk of the Bankruptcy Court and shall have become a Final Order;

(b) All necessary consents, authorizations and approvals shall have been given for the transfers of property and the payments provided for or contemplated by the Plan, including, without limitation, satisfaction or waiver of all conditions to the obligations of the Debtors under the Plan and the Plan Documents;

(c) The New Indenture shall have become effective and all conditions to the effectiveness thereof shall have been satisfied or waived;

(d) The Confirmation Order shall have been confirmed and recognized by the Court of Queen’s Bench of New Brunswick;

(e) The Security Documents (i) shall be executed and have become effective and all conditions to the effectiveness thereof shall have been satisfied or waived or (ii) if not a document that is to be executed, then delivered;

(f) The Reorganized Holdings Constituent Documents shall have been filed with the applicable authority of their respective jurisdiction of incorporation and/or formation in accordance with such jurisdictions applicable laws;

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(g) The unpaid filed and scheduled (excluding Disallowed Claims) Priority Claims (Class 1), Secured Claims (Class 2) and General Unsecured Claims (Class 3) shall not exceed in the aggregate $22,500,000;

(h) The Effective Date shall have occurred by April 20, 2010 unless such date is extended pursuant to the Plan Support Agreement.

9.3.	Waiver of Conditions.

The conditions set forth in Section 9.1 or Section 9.2 may be waived only as set forth in the Plan Support Agreement.

9.4. Effect of Non-Occurrence of the Effective Date.

If the Effective Date shall not occur, the Plan shall be null and void and nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims against or Equity Interests in a Debtor; (b) prejudice in any manner the rights of the Debtors, including, without limitation, any right to seek a further extension of the exclusivity periods under section 1121(d) of the Bankruptcy Code; or (c) constitute an admission, acknowledgement, offer or undertaking by the Debtors.

ARTICLE X.

THE DISBURSING AGENT

10.1.  Powers and Duties.

Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall be empowered and directed to (a) take all steps and execute all instruments and documents necessary to make Plan Distributions to holders of Allowed Claims and Equity Interests; (b) comply with the Plan and the obligations thereunder; (c) employ, retain or replace professionals to represent it with respect to its responsibilities; (d) object to Claims as specified in Article VIII, and prosecute such objections; (e) compromise and settle any issue or dispute regarding the amount, validity, priority, treatment or Allowance of any Claim as provided in Article VIII; (f) make annual and other periodic reports regarding the status of distributions under the Plan to the holders of Allowed Claims that are outstanding at such time; such reports to be made available upon request to the holder of any Contested Claim; and (g) exercise such other powers as may be vested in the Disbursing Agent pursuant to the Plan, the Plan Documents or order of the Bankruptcy Court.

10.2.  Plan Distributions.

Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall make the required Plan Distributions specified under the Plan on the relevant Plan Distribution Date therefor.

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10.3.  Exculpation.

Except as otherwise provided in this Section, the Disbursing Agent, together with its officers, managers, directors, employees, agents, and representatives, are exculpated pursuant to the Plan by all Persons, holders of Claims and Equity Interests, and all other parties in interest, from any and all Causes of Action arising out of the discharge of the powers and duties conferred upon the Disbursing Agent (and each of its respective paying agents), by the Plan, any Final Order of the Bankruptcy Court entered pursuant to or in the furtherance of the Plan, or applicable law, except solely for actions or omissions arising out of the Disbursing Agent’s willful misconduct or gross negligence. No holder of a Claim or an Equity Interest, or representative thereof, shall have or pursue any Cause of Action (a) against the Disbursing Agent or its respective officers, managers, directors, employees, agents and representatives for making Plan Distributions in accordance with the Plan, or (b) against any holder of a Claim or an Equity Interest for receiving or retaining Plan Distributions as provided for by the Plan. Nothing contained in this Section shall preclude or impair any holder of an Allowed Claim or Allowed Equity Interest from bringing an action in the Bankruptcy Court against any Debtor to compel the making of Plan Distributions contemplated by the Plan on account of such Claim or Equity Interest.

ARTICLE XI.

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

11.1.  Assumption and Rejection of Executory Contracts and Unexpired Leases.

(a) On the Effective Date, all executory contracts and unexpired leases of the Debtors shall be assumed pursuant to the provisions of section 365 of the Bankruptcy Code, except: (i) any executory contracts and unexpired leases that are the subject of separate motions to reject filed pursuant to section 365 of the Bankruptcy Code by the Debtors before the Effective Date; (ii) any contracts and leases listed in any Schedule 2 attached to the Disclosure Statement and any subsequently filed “Schedule of Rejected Executory Contracts and Unexpired Leases” to be filed by the Debtors with the Bankruptcy Court before the entry of, or as an exhibit to, the Confirmation Order; (iii) all executory contracts and unexpired leases rejected under this Plan or by order of the Bankruptcy Court entered before the Effective Date; (iv) any executory contract or unexpired lease that is the subject of a dispute over the amount or manner of cure pursuant to the next section hereof and for which the Debtors make a motion to reject such contract or lease based upon the existence of such dispute filed at any time; and (v) any agreement, obligation, security interest, transaction or similar undertaking that the Debtors believe is not executory or a lease that is later determined by the Bankruptcy Court to be an executory contract or unexpired lease that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

(b) Inclusion of a contract, lease or other agreement on any Schedule 2 attached to the Disclosure Statement shall constitute adequate and sufficient notice that (i) any Claims arising thereunder or related thereto shall be treated as General Unsecured Claims under the Plan, and (ii) the Debtors are no longer bound by, or otherwise obligated to perform, any such obligations, transactions, or undertakings relating thereto or arising thereunder. The

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inclusion of a contract, lease or other agreement in Section 11.1(a) or on Disclosure Statement Schedule 3 or the “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” shall not constitute an admission by the Debtors as to the characterization of whether any such included contract, lease or other agreement is, or is not, an executory contract or unexpired lease or whether any claimants under any such contract, lease or other agreement are time-barred from asserting Claims against the Debtors. The Debtors reserve all rights with respect to the characterization of any such agreements.

(c) The Plan shall constitute a motion to reject such executory contracts and unexpired leases set forth in any Schedule 2 attached to the Disclosure Statement and any subsequently filed “Schedule of Rejected Executory Contracts and Unexpired Leases” to be filed by the Debtors with the Bankruptcy Court before the entry of, or as an exhibit to, the Confirmation Order, and the Debtors shall have no liability thereunder except as is specifically provided in the Plan. Entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of such rejections pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such rejected agreement, executory contract or unexpired lease is burdensome and that the rejection thereof is in the best interests of the Debtors and their Estates.

(d) The Plan shall constitute a motion to assume or assume and assign such executory contracts and unexpired leases assumed or assumed and assigned pursuant to Section 11.1(a) and the Debtors shall have no liability thereunder for any breach of any assumed and assigned executory contract or lease occurring after such assignment pursuant to section 365(k) of the Bankruptcy Code, except as is specifically provided in the Plan. Entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of such assumption or assumption and assignment pursuant to sections 365(a), (b) and (f) of the Bankruptcy Code, and a finding by the Bankruptcy Court that the requirements of section 365(f) of the Bankruptcy Code have been satisfied. Any non-Debtor counterparty to an agreement listed on Schedule 3 or the “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases,” or otherwise designated as being assumed in Section 11.1(a), who disputes the assumption and/or assignment of an executory contract or unexpired lease must file with the Bankruptcy Court, and serve upon the Debtors and any Committee, a written objection to the assumption and/or assignment, which objection shall set forth the basis for the dispute by no later than ten (10) Business Days prior to the Confirmation Hearing. The failure to timely object shall be deemed a waiver of any and all objections to the assumption or assumption and assignment of executory contracts and leases as set forth in Schedule 3 or the “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” or as otherwise designated as being assumed in Section 11.1(a).

11.2.  Cure.

At the election of the Debtors, any monetary defaults under each executory contract and unexpired lease to be assumed under this Plan shall be satisfied pursuant to section 365(b)(1) of the Bankruptcy Code: (a) by payment of the default amount in Cash on the Effective Date or as soon thereafter as practicable; or (b) on such other terms as agreed to by the parties to such executory contract or unexpired lease. In the event of a dispute regarding: (i) the amount of any

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cure payments; (ii) the ability to provide adequate assurance of future performance under the contract or lease to be assumed or assigned; or (iii) any other matter pertaining to assumption or assignment, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving assumption or assignment, as applicable. Schedule 3 attached to the Disclosure Statement and any subsequently filed “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” sets forth the Debtors’ cure obligations for each agreement which a cure obligation must be satisfied as a condition to the assumption or assumption and assignment of such agreement. Any non-Debtor counterparty to an agreement listed on Schedule 3 attached to the Disclosure Statement and any subsequently filed “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” who disputes the scheduled cure obligation must file with the Bankruptcy Court, and serve upon the Debtors and any Committee, a written objection to the cure obligation, which objection shall set forth the basis for the dispute, the alleged correct cure obligation, and any other objection related to the assumption or assumption and assignment of the relevant agreement by no later than ten (10) Business Days prior to the Confirmation Hearing. If a non-Debtor counterparty fails to file and serve an objection which complies with the foregoing, the cure obligation set forth on Schedule 3 attached to the Disclosure Statement and any subsequently filed “Schedule of Assumed and Assumed and Assigned Executory Contracts and Unexpired Leases” shall be binding on the non-Debtor counterparty, and the non-Debtor counterparty shall be deemed to have waived any and all objections to the assumption or assumption and assignment of the relevant agreement as proposed by the Debtors.

11.3.  Claims Arising from Rejection, Expiration or Termination.

Claims created by the rejection of executory contracts and unexpired leases or the expiration or termination of any executory contract or unexpired lease prior to the Confirmation Date must be filed with the Bankruptcy Court and served on the Debtors (a) in the case of an executory contract or unexpired lease rejected by the Debtors prior to the Confirmation Date, in accordance with the Bar Date Notice, or (b) in the case of an executory contract or unexpired lease that (i) was terminated or expired by its terms prior to the Confirmation Date, or (ii) is rejected pursuant to Section 11.1, no later than thirty (30) days after the Confirmation Date. Any such Claims for which a proof of claim is not filed and served by the deadlines set forth in the Bar Date Notice or this Section 11.3, as applicable, will be forever barred from assertion and shall not be enforceable against the Debtors, the Reorganized GSI Entities, their respective Estates, Affiliates, or Assets. Unless otherwise ordered by the Bankruptcy Court, all such Claims that are timely filed as provided herein shall be treated as General Unsecured Claims under the Plan subject to objection by the Disbursing Agent.

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ARTICLE XII.

RETENTION OF JURISDICTION

Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall retain and shall have exclusive jurisdiction over any matter (a) arising under the Bankruptcy Code, (b) arising in or related to the Chapter 11 Case or the Plan, or (c) that relates to the following:

(i) To hear and determine any and all motions or applications pending on the Confirmation Date or thereafter brought in accordance with Article XI hereof for the assumption, assumption and assignment or rejection of executory contracts or unexpired leases to which any of the Debtors is a party or with respect to which any of the Debtors may be liable, and to hear and determine any and all Claims and any related disputes (including, without limitation, the exercise or enforcement of setoff or recoupment rights, or rights against any third party or the property of any third party resulting therefrom or from the expiration, termination or liquidation of any executory contract or unexpired lease);

(ii) To determine any and all adversary proceedings, applications, motions, and contested or litigated matters that may be pending on the Effective Date or that, pursuant to the Plan, may be instituted by the Disbursing Agent or the Debtors, as applicable, after the Effective Date;

(iii) To hear and determine any objections to the allowance of Claims, whether filed, asserted, or made before or after the Effective Date, including, without express or implied limitation, to hear and determine any objections to the classification of any Claim and to allow, disallow or estimate any Contested Claim in whole or in part;

(iv) To issue such orders in aid of execution of the Plan to the extent authorized or contemplated by section 1142 of the Bankruptcy Code;

(v) To consider any modifications of the Plan, remedy any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(vi) To hear and determine all Fee Applications and applications for allowances of compensation and reimbursement of any other fees and expenses authorized to be paid or reimbursed under the Plan or the Bankruptcy Code;

(vii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Plan, the Plan Documents or their interpretation, implementation, enforcement, or consummation;

(viii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Confirmation Order (and all exhibits to the Plan) or its interpretation, implementation, enforcement, or consummation;

(ix) To the extent that Bankruptcy Court approval is required, to consider and act on the compromise and settlement of any Claim or Cause of Action by, on behalf of, or against any Estate;

(x) To determine such other matters that may be set forth in the Plan, or the Confirmation Order, or that may arise in connection with the Plan, or the Confirmation Order;

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(xi) To hear and determine matters concerning state, local, and federal taxes, fines, penalties, or additions to taxes for which the Reorganized GSI Entities, the Debtors, the Debtors in Possession, or the Disbursing Agent may be liable, directly or indirectly, in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

(xii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with any setoff and/or recoupment rights of the Debtors or any Person under the Plan;

(xiii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with Causes of Action of the Debtors (but excluding Avoidance Actions) commenced by the Disbursing Agent, the Debtors or any third parties, as applicable, before or after the Effective Date;

(xiv) To enter an order or final decree closing the Chapter 11 Case;

(xv) To issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation, implementation or enforcement of the Plan or the Confirmation Order;

(xvi) To enter any and all appropriate orders necessary to effectuate and otherwise enforce the Implementation Order; and

(xvii) To hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code.

ARTICLE XIII.

MISCELLANEOUS PROVISIONS

13.1.  Payment of Statutory Fees.

All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid by the Debtors on or before the Effective Date.

From and after the Effective Date, the Debtors shall pay the fees assessed under section 1930 of title 28 of the United States Code until entry of an order closing the Chapter 11 Cases.

13.2.  Satisfaction of Claims.

The rights afforded in the Plan and the treatment of all Claims and Equity Interests herein shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Equity Interests of any nature whatsoever, including any accrued Post-Petition Interest, against the Debtors and the Debtors in Possession, or any of their Estates, Assets, properties, or interests in property. Except as otherwise provided herein, on the Effective Date, all Claims against and Equity Interests in the Debtors and the Debtors in Possession shall be satisfied, discharged, and released in full. Neither the Reorganized GSI Entities nor the Debtors shall be responsible for

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any pre-Effective Date obligations of the Debtors or the Debtors in Possession, except those expressly assumed by the Reorganized GSI Entities or any such Debtor, as applicable. Except as otherwise provided herein, all Persons shall be precluded and forever barred from asserting against the Reorganized GSI Entities, the Debtors, their respective successors or assigns, or their Estates, Affiliates, Assets, properties, or interests in property any event, occurrence, condition, thing, or other or further Claims, Equity Interests or Causes of Action based upon any act, omission, transaction, or other activity of any kind or nature that occurred or came into existence prior to the Effective Date, whether or not the facts of or legal bases therefore were known or existed prior to the Effective Date.

13.3.  Special Provisions Regarding Insured Claims.

Plan Distributions to each holder of an allowed Insured Claim against any Debtor shall be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified; provided, however, that there shall be deducted from any Plan Distribution on account of an Insured Claim, for purposes of calculating the Allowed amount of such Claim, the amount of any insurance proceeds actually received by such holder in respect of such Allowed Insured Claim. Nothing in this Section 13.3 shall constitute a waiver of any claim, right, or Cause of Action the Debtors or their Estates may hold against any Person, including any insurer. Pursuant to section 524(e) of the Bankruptcy Code, nothing in the Plan shall release or discharge any insurer from any obligations to any Person under applicable law or any policy of insurance under which a Debtor is an insured or beneficiary.

13.4.  Subrogation.

To the extent the holder of an Allowed Guarantee Claim (other than Senior Note Claims) receives a Plan Distribution from a Guarantor Debtor and/or its Estate, and except as provided below, such Guarantor Debtor shall be subrogated to the rights of the holder of such Allowed Guarantee Claim to collect and receive a Plan Distribution on account of such Claim from the Obligor Debtor and/or its Estate under the Plan.

13.5.  Third Party Agreements; Subordination.

The Plan Distributions to the various classes of Claims and Equity Interests hereunder shall not affect the right of any Person to levy, garnish, attach or employ any other legal process with respect to such Plan Distributions by reason of any claimed subordination rights or otherwise. All such rights and any agreements relating thereto shall remain in full force and effect, except as otherwise compromised and settled pursuant to the Plan. Plan Distributions shall be subject to and modified by any Final Order directing distributions other than as provided in the Plan. The right of the Debtors or any Committee to seek subordination of any Claim or Equity Interest pursuant to section 510 of the Bankruptcy Code is fully reserved, and the treatment afforded any Claim or Equity Interest that becomes a Subordinated Claim or subordinated Equity Interest at any time shall be modified to reflect such subordination. Unless the Confirmation Order provides otherwise, no Plan Distributions shall be made on account of a Subordinated Claim or subordinated Equity Interest.

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13.6.  Exculpation.

None of the Released Parties shall have or incur any liability to any Person for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Plan, the consummation of the Plan, the negotiation of the Plan Support Agreement, the New Indenture, the New Warrants, the New Senior Secured Notes, the Registration Rights Agreement and the Security Documents, or the implementation or administration of the Plan, the Plan Support Agreement or the property to be distributed under the Plan, except for any willful misconduct or gross negligence, as finally determined by the Bankruptcy Court, and, in all respects shall be entitled to rely upon the advice of counsel and all information provided by other exculpated persons herein without any duty to investigate the veracity or accuracy of such information with respect to their duties and responsibilities under the Plan, the negotiation of the Plan Support Agreement, the New Indenture, the New Warrants, the New Senior Secured Notes, the Registration Right Agreement and the Security Documents.

13.7.  Discharge of Liabilities.

Except as otherwise provided in the Plan, upon the occurrence of the Effective Date, the Debtors shall be discharged from all Claims, Equity Interests and Causes of Action to the fullest extent permitted by section 1141 of the Bankruptcy Code, and all holders of Claims and Equity Interests shall be precluded from asserting against the Reorganized GSI Entities and their Affiliates, the Debtors, their Assets, or any property dealt with under the Plan, any further or other Cause of Action based upon any act or omission, transaction, event, thing, or other activity of any kind or nature that occurred or came into existence prior to the Effective Date.

EXCEPT AS OTHERWISE PROVIDED IN THE PLAN, THE REORGANIZED GSI ENTITIES AND THEIR AFFILIATES SHALL NOT HAVE, AND SHALL NOT BE CONSTRUED TO HAVE OR MAINTAIN ANY LIABILITY, CLAIM OR OBLIGATION THAT IS BASED IN WHOLE OR IN PART ON ANY ACT, OMISSION, TRANSACTION, EVENT, OTHER OCCURRENCE OR THING OCCURRING OR IN EXISTENCE ON OR PRIOR TO THE EFFECTIVE DATE OF THE PLAN AND NO SUCH LIABILITIES, CLAIMS OR OBLIGATIONS FOR ANY ACTS SHALL ATTACH TO THE REORGANIZED GSI ENTITIES AND THEIR AFFILIATES.

13.8.  Discharge of Debtors.

Except as otherwise provided in the Plan or the Confirmation Order, on the Effective Date, without further notice or order, all Claims of any nature whatsoever shall be automatically discharged forever. Except as otherwise provided in the Plan or the Confirmation Order, on the Effective Date, the Debtors, their Estates and all successors thereto shall be deemed fully discharged and released from any and all Claims, including, but not limited to, demands and liabilities that arose before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), and 502(i) of the Bankruptcy Code, whether or not (a) a proof of claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code; (b) a Claim based upon such debt is allowed under section 502 of the Bankruptcy Code; or (c) the holder of a Claim based upon such debt has accepted the Plan. The Confirmation Order shall be a judicial

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determination of discharge of all liabilities of the Debtors, their Estates, and all successors thereto. As provided in section 524 of the Bankruptcy Code, such discharge shall void any judgment against the Debtors, their Estates or any successor thereto at any time obtained to the extent it relates to a discharged Claim, and operates as an injunction against the prosecution of any action against the Reorganized GSI Entities or property of the Debtors or their Estates to the extent it relates to a discharged Claim. Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan and/or Confirmation Order, no provision shall preclude the U.S. Securities and Exchange Commission from enforcing its police or regulatory powers.

13.9.  Notices.

Any notices, requests, and demands required or permitted to be provided under the Plan, in order to be effective, shall be in writing (including, without express or implied limitation, by facsimile transmission), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, to each of the following persons and addressed as follows:

GSI Group Inc.

Attention: Sergio Edelstein, Chief Executive Officer

125 Middlesex Turnpike

Bedford, MA 01730

Telephone: (781) 266-5700

Facsimile: (781) 266-5114

Brown Rudnick LLP

Attention: William R. Baldiga, Esq.

One Financial Center

Boston, MA 02111

Telephone: (617) 856-8200

Facsimile: (617) 856-8201

Wilson Sonsini Goodrich & Rosati LLP

Attention: Robert D. Sanchez, Esq.

1700 K Street, NW

Fifth Floor

Washington, DC 20006

Telephone: (202) 973-8800

Facsimile: (202) 973-8899

Saul Ewing LLP

Attention: Mark Minuti, Esq.

222 Delaware Avenue, Suite 1200

P. O. Box 1266

Wilmington, DE 19899

Telephone: (302) 421-6840

Facsimile: (302) 421-5873

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13.10.  Headings.

The headings used in the Plan are inserted for convenience only, and neither constitutes a portion of the Plan nor in any manner affect the construction of the provisions of the Plan.

13.11.  Governing Law.

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and the Bankruptcy Rules), the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof, shall govern the construction of the Plan and any agreements, documents, and instruments executed in connection with the Plan, except as otherwise expressly provided in such instruments, agreements or documents.

13.12.  Expedited Determination.

The Disbursing Agent is hereby authorized to file a request for expedited determination under section 505(b) of the Bankruptcy Code for all tax returns filed with respect to the Debtors.

13.13.  Exemption from Transfer Taxes.

Pursuant to section 1146 of the Bankruptcy Code, the issuance, transfer, or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust, lien, pledge or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax.

13.14.  Retiree Benefits.

Pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.

13.15.  Notice of Entry of Confirmation Order and Relevant Dates.

Promptly upon entry of the Confirmation Order, the Debtors shall publish as directed by the Bankruptcy Court and serve on all known parties in interest and holders of Claims and Equity Interests, notice of the entry of the Confirmation Order and all relevant deadlines and dates under the Plan, including, but not limited to, the deadline for filing notice of Administrative Claims, and the deadline for filing rejection damage Claims.

13.16.  Interest and Attorneys’ Fees.

(a) Interest accrued after the Petition Date will accrue and be paid on Claims only to the extent specifically provided for in this Plan, the Confirmation Order or as otherwise required by the Bankruptcy Court or by applicable law. No award or reimbursement of attorneys’ fees or related expenses or disbursements shall be allowed on, or in connection with, any Claim or Equity Interest, except as set forth in the Plan, the Plan Support Agreement or as ordered by the Bankruptcy Court.

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(b) All reasonable, due and unpaid fees, costs and expenses of (i) Schulte Roth & Zabel LLP, legal counsel for the Required Noteholders, (ii) local Delaware and Canadian legal counsel for the Required Noteholders and (iii) Houlihan Lokey Howard & Zukin Capital, Inc., financial advisor for the Required Noteholders, shall, in each case, be paid on the Effective Date in accordance with the Plan Support Agreement and the Indenture.

13.17.  Modification of the Plan.

Subject to the limitations set forth in the Plan Support Agreement, modifications of the Plan, as provided in section 1127 of the Bankruptcy Code may be proposed in writing by the Debtors at any time before confirmation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code, and the Debtors shall have complied with section 1125 of the Bankruptcy Code. Subject to the terms of the Plan Support Agreement, the Debtors may modify the Plan at any time after confirmation and before substantial consummation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan as modified, under section 1129 of the Bankruptcy Code, and the circumstances warrant such modifications. Subject to the terms of the Plan Support Agreement, a holder of a Claim or Equity Interest that has accepted the Plan shall be deemed to have accepted such Plan as modified if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Equity Interest of such holder. Nothing herein is intended to modify or alter the rights of the parties under the Plan Support Agreement and that any amendment, modification or supplement to the Plan may only be made in accordance with the terms of the Plan Support Agreement.

13.18.  Revocation of Plan.

The Debtors reserve the right to revoke or withdraw the Plan and/or to adjourn the Confirmation Hearing with respect to any one or more of the Debtors prior to the occurrence of the Effective Date. If the Debtors revoke or withdraw the Plan with respect to any one or more of the Debtors, or if the Effective Date does not occur as to any Debtor, then, as to such Debtor, the Plan and all settlements and compromises set forth in the Plan and not otherwise approved by a separate Final Order shall be deemed null and void and nothing contained herein and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims against or Equity Interests in such Debtor or to prejudice in any manner the rights of any of the Debtors or any other Person in any other further proceedings involving such Debtor.

In the event that the Debtors choose to adjourn the Confirmation Hearing with respect to any one or more of the Debtors, the Debtors reserve the right to proceed with confirmation of the Plan with respect to those Debtors in relation to which the Confirmation Hearing has not been adjourned. With respect to those Debtors for which the Confirmation Hearing has been adjourned, the Debtors reserve the right to amend, modify, revoke or withdraw the Plan and/or submit any new plan of reorganization at such times and in such manner as they consider appropriate, subject to the provisions of the Bankruptcy Code.

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13.19.  Setoff Rights.

In the event that any Debtor has a Claim of any nature whatsoever against the holder of a Claim against such Debtor, then such Debtor may, but is not required to, set off against the Claim (and any payments or other Plan Distributions to be made in respect of such Claim hereunder) such Debtor’s Claim against such holder, subject to the provisions of sections 553, 556 and 560 of the Bankruptcy Code. Neither the failure to set off nor the allowance of any Claim under the Plan shall constitute a waiver or release of any Claims that any Debtor may have against the holder of any Claim.

13.20.  Compliance with Tax Requirements.

In connection with the Plan, the Debtors, the Disbursing Agent, as applicable, shall comply with all withholding and reporting requirements imposed by federal, state, local, and foreign taxing authorities and all Plan Distributions hereunder shall be subject to such withholding and reporting requirements. Notwithstanding the above, each holder of an Allowed Claim or Equity Interest that is to receive a Plan Distribution shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any government unit, including income, withholding and other tax obligations, on account of such Plan Distribution. The Disbursing Agent has the right, but not the obligation, to not make a Plan Distribution until such holder has made arrangements satisfactory to the Disbursing Agent for payment of any such tax obligations.

13.21.  Rates; Currency.

The Plan does not provide for the change of any rate that is within the jurisdiction of any governmental regulatory commission after the occurrence of the Effective Date. Where a Claim has been denominated in foreign currency on a proof of Claim, the Allowed amount of such Claim shall be calculated in legal tender of the United States based upon the conversion rate in place as of the Petition Date, and the amount of such Claim in legal tender of the United States’ as of the Petition Date shall be used for calculating Post-Petition Interest, if any.

13.22.  Injunctions.

On the Effective Date and except as otherwise provided herein, all Persons who have been, are or may be holders of Claims against or Equity Interests in the Debtors shall be permanently enjoined from taking any of the following actions against or affecting the Reorganized GSI Entities and their Affiliates, the Debtors, the Estates, the Assets or the Disbursing Agent, or any of their current or former respective members, directors, managers, officers, employees and agents and their respective professionals, successors and assigns or their respective assets and property, with respect to such Claims or Equity Interests (other than actions brought to enforce any rights or obligations under the Plan):

(a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, all suits, actions and proceedings that are pending as of the Effective Date, which must be withdrawn or dismissed with prejudice);

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(b) enforcing, levying, attaching, collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order;

(c) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance; and

(d) asserting any setoff, right of subrogation or recoupment of any kind; provided, that any defenses, offsets or counterclaims which the Debtors may have or assert in respect of the above referenced Claims or Equity Interests are fully preserved in accordance with Section 13.19.

13.23.  Binding Effect.

The Plan shall be binding upon the Reorganized GSI Entities and their Affiliates, the Debtors, the holders of all Claims and Equity Interests, parties in interest, Persons and their respective successors and assigns. To the extent any provision of the Disclosure Statement or any other solicitation document may be inconsistent with the terms of the Plan, the terms of the Plan shall be binding and conclusive.

13.24.  Severability.

IN THE EVENT THE BANKRUPTCY COURT DETERMINES THAT ANY PROVISION OF THE PLAN IS UNENFORCEABLE EITHER ON ITS FACE OR AS APPLIED TO ANY CLAIM OR EQUITY INTEREST OR TRANSACTION, THE DEBTORS MAY MODIFY THE PLAN IN ACCORDANCE WITH SECTION 13.17 SO THAT SUCH PROVISION SHALL NOT BE APPLICABLE TO THE HOLDER OF ANY SUCH CLAIM OR EQUITY INTEREST OR TRANSACTION. SUCH A DETERMINATION OF UNENFORCEABILITY SHALL NOT (A) LIMIT OR AFFECT THE ENFORCEABILITY AND OPERATIVE EFFECT OF ANY OTHER PROVISION OF THE PLAN OR (B) REQUIRE THE RESOLICITATION OF ANY ACCEPTANCE OR REJECTION OF THE PLAN.

13.25.  No Admissions.

AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER CAUSES OF ACTION OR THREATENED CAUSES OF ACTIONS, THIS PLAN SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS PLAN SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES AND OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, AND EQUITY INTERESTS IN, HOLDINGS OR ANY OF ITS SUBSIDIARIES AND AFFILIATES, AS DEBTORS AND DEBTORS IN POSSESSION IN THESE CHAPTER 11 CASES.

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Dated: January 6, 2010

Respectfully submitted, GSI Group Inc.

By:
Name:	Sergio Edelstein
Title:	President and Chief Executive Officer

GSI Group Corporation

By:
Name:	Sergio Edelstein
Title:	President and Chief Executive Officer

MES International, Inc.

By:
Name:	Sergio Edelstein
Title:	President and Chief Executive Officer

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EXHIBIT “A”

GLOSSARY OF DEFINED TERMS

1.	“Administrative Claim”	means a Claim incurred by a Debtor (or its Estate) on or after the Petition Date and before the Effective Date for a cost or expense of administration in the Chapter 11 Cases entitled to priority under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, Fee Claims.

2.	“Affiliate”	means, with respect to any Person, all Persons that would fall within the definition assigned to such term in section 101(2) of the Bankruptcy Code, if such Person was a debtor in a case under the Bankruptcy Code.

3.	“Allowed”

when used with respect to any Claim, except for a Claim that is an Administrative Claim, means such Claim to the extent it is not a Contested Claim or a Disallowed Claim;

(a) with respect to an Administrative Claim, means such Administrative Claim to the extent it has become fixed in amount and priority pursuant to the procedures set forth in Section 4.2(c) of this Plan; and

(b) with respect to Equity Interests in any Debtor, means (i) the Equity Interests in any Debtor (except Holdings) as reflected in the stock transfer ledger or similar register of such Debtor as of the Effective Date; and (ii) with respect to Holdings, the issued and outstanding common shares in Holdings as reflected in the stock transfer ledger as of the Effective Date

4.	“Assets”	means, with respect to any Debtor, all of such Debtor’s right, title and interest of any nature in property of any kind, wherever located, as specified in section 541 of the Bankruptcy Code.

5.	“Avoidance Actions”	means all Causes of Action of the Estates that arise under chapter 5 of the Bankruptcy Code.

6.	“Bankruptcy Code”	means the Bankruptcy Reform Act of 1978, as codified at title 11 of the United States Code, as amended from time to time and applicable to the Chapter 11 Cases.

7.	“Bankruptcy Court”	means the United States Bankruptcy Court for the District of Delaware, or such other court having jurisdiction over the Chapter 11 Cases.

8.	“Bankruptcy Rules”	means the Federal Rules of Bankruptcy Procedure, as prescribed by the United States Supreme Court pursuant to section 2075 of title 28 of the United States Code and as applicable to the Chapter 11 Cases.

9.	“Bar Date Notice”	means the Notice of Establishment of Bar Date for Filing Proofs of Claim Against the Estates, as approved by the Bar Date Order.

10.	“Bar Date Order”	means the Order Pursuant to Bankruptcy Rule 3003(c) (i) Establishing a Bar Date for Filing Certain Proofs of Claim; (ii) Establishing Ramifications for Failure to Comply Therewith; (iii) Approving Proof of Claim Form and Notice of Bar Date; and (iv) Approving Notice and Publication Procedures.

11.	“Business Day”	means any day other than a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close for business in New York, New York.

12.	“Cash”	means legal tender of the United States of America or readily marketable direct obligations of, or obligations guaranteed by, the United States of America.

13.	“Cash Note Payment”	means, the result of (A) the aggregate amount of (i) $2.1 million plus (ii) $69,315 for each day following the Petition Date until the (x) Confirmation Date, if as of the date that is eleven (11) days after the Confirmation Date the Confirmation Order is not a Final Order and the Required Noteholders have not, as of such date, waived the condition set forth in Section 9.2(a) hereof, or (y) the Effective Date, if the Confirmation Order is a Final Order on the date that is eleven (11) days after the Confirmation Date; minus (B) the sum of (i) $2.1 million if the Petition Date is on or before November 20, 2009, and (ii) an additional $1 million if the Confirmation Date is within 100 days of the Petition Date.

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14.	“Causes of Action”	means all claims, rights, actions, causes of action, liabilities, obligations, suits, debts, remedies, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages or judgments, whether known or unknown, liquidated or unliquidated, fixed or contingent, matured or unmatured, foreseen or unforeseen, asserted or unasserted, arising in law, equity or otherwise.

15.	“Chapter 11 Cases”	means the cases commenced under chapter 11 of the Bankruptcy Code pending before the Bankruptcy Court with respect to each of the Debtors.

16.	“Claim”	means (a) any right to payment, whether or not such right is known or unknown, reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or (b) any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is known or unknown, reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

17.	“Claims Agent”	means the entity designated by order of the Bankruptcy Court to process proofs of claim.

18.	“Committee”	means any official committee appointed in the Chapter 11 Cases.

19.	“Confirmation Date”	means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court.

20.	“Confirmation Hearing”	means the hearing held by the Bankruptcy Court, as it may be continued from time to time, to consider confirmation of the Plan.

21.	“Confirmation Order”	means the order of the Bankruptcy Court confirming the Plan.

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22.	“Contested”

(a) when used with respect to a Claim, means such Claim (i) to the extent it is listed in the Schedules as disputed, contingent, or unliquidated, in whole or in part, and as to which no proof of claim has been filed; (ii) if it is listed in the Schedules as undisputed, liquidated, and not contingent and as to which a proof of claim has been filed with the Bankruptcy Court, to the extent (A) the proof of claim amount exceeds the amount indicated in the Schedules, or (B) the proof of claim priority differs from the priority set forth in the Schedules, in each case as to which an objection was filed on or before the Objection Deadline, unless and to the extent allowed in amount and/or priority by a Final Order of the Bankruptcy Court; (iii) if it is not listed in the Schedules or was listed in the Schedules as disputed, contingent or unliquidated, in whole or in part, but as to which a proof of claim has been filed with the Bankruptcy Court, in each case as to which an objection was filed on or before the Objection Deadline, unless and to the extent allowed in amount and/or priority by a Final Order of the Bankruptcy Court; or (iv) as to which an objection has been filed on or before the Effective Date; provided, that a Claim that is fixed in amount and priority pursuant to the Plan or by Final Order on or before the Effective Date shall not be a Contested Claim; and

(b) when used with respect to an Equity Interest, means such Equity Interest to the extent it is not reflected on the applicable Debtor’s stock transfer register as of the Effective Date or if at such time there is an objection pending to the allowance thereof.

23.	“Debtor”	means any of Holdings and its direct and indirect Subsidiaries that are debtors in the Chapter 11 Cases, including GSI and MES.

24.	“Disallowed”	when used with respect to a Claim, means a Claim, or such portion of a Claim, that has been disallowed by a Final Order.

25.	“Disbursing Agent”	means Reorganized Holdings or any agent selected by Reorganized Holdings, acting on behalf of the Debtors in (a) making the Plan Distributions contemplated under the Plan, the Confirmation Order, or any other relevant Final Order, and (b) performing any other act or task that is or may be delegated to the Disbursing Agent under the Plan.

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26.	“Disclosure Statement Order”	means the order entered by the Bankruptcy Court (a) approving the Disclosure Statement as containing adequate information required under section 1125 of the Bankruptcy Code, and (b) authorizing the use of the Disclosure Statement for soliciting votes on the Plan.

27.	“Disclosure Statement”	means the disclosure statement filed with respect to the Plan, as it may be amended, supplemented or otherwise modified from time to time, and the exhibits and schedules thereto.

28.	“Effective Date”	means a date selected by the Debtors which shall be a Business Day that is no later than ten (10) Business Days after all of the conditions specified in Section 9.2 have been satisfied or waived (to the extent waivable).

29.	“Equity Interest”	means any outstanding ownership interest in any of the Debtors, including, without limitation, interests evidenced by common or preferred stock, membership interests, options, warrants, restricted stock, restricted stock units or their equivalents, or other rights to purchase or otherwise receive any ownership interest in any of the Debtors and any right to payment or compensation based upon any such interest, whether or not such interest is owned by the holder of such right to payment or compensation.

30.	“Estate”	means the estate of any Debtor created by section 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

31.	“Exchange Act”	Means the Securities Exchange Act of 1934, as amended and the rules and regulations of the Security and Exchange Commission promulgated thereunder.

32.	“Face Amount Minimum”	shall have the meaning ascribed to it in Section 7.8(b).

33.	“Fee Application”	means an application for allowance and payment of a Fee Claim (including any Claims for “substantial contribution” pursuant to section 503(b) of the Bankruptcy Code).

34.	“Fee Claim”	means a Claim of a Professional Person.

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35.	“Final Order”	means an order or judgment entered by the Bankruptcy Court or any other court of competent jurisdiction that has not been amended, modified or reversed, and as to which (a) no stay is in effect, (b) the time to seek rehearing, file a notice of appeal or petition for certiorari has expired and (c) no appeal, request for stay, petition seeking certiorari or other review is pending.

36.	“General Unsecured Claims”	means any Claim against a Debtor other than an Administrative Claim, a Tax Claim, a Priority Claim, a Secured Claim, an Intercompany Claim or a Note Claim.

37.	“GSI”	means GSI Group Corporation, a Michigan corporation

38.	“GSI Limited Holdings”	means GSI Limited Holdings Corporation, a company organized under the laws of the Province of New Brunswick, Canada, and direct wholly-owned subsidiary of Holdings.

39.	“GSI Limited Holdings II”	means GSI Limited Holdings II Corporation, a company organized under the laws of the Province of New Brunswick, Canada, and direct wholly-owned subsidiary of GSI Limited Holdings.

40.	“GSI UK”	means GSI Group Limited, a company organized under the laws of England and Wales and a wholly owned Subsidiary of Holdings, which upon the Effective Date shall become a wholly owned subsidiary of GSI Limited Holdings II.

41.	“GSI UK Note”	means the 12.94% promissory note issued by GSI to GSI UK dated as of July 25, 2008 in the amount of GBP12,500,000.

42.	“GSI UK Note Claim”	means the Claim against a Debtor arising pursuant to the GSI UK Note.

43.	“GSI UK Shares”	means all of the issued and outstanding shares of capital stock of GSI UK.

44.	“Guarantee Claim”	means a Claim against a Debtor arising pursuant to a guarantee of the obligations of any Obligor Debtor valid under applicable law.

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45.	“Guarantor Debtor”	means a Debtor that has guaranteed the obligations of any Obligor Debtor.

46.	“Holdings Common Shares”	means common shares of Holdings, no par value.

47.	“Holdings Equity Interest”	means an Equity Interest in Holdings, other than any such Equity Interest that is unexercised or unvested as of the Voting Record Date, but including treasury stock and all options, warrants, calls, rights, participation rights, puts, awards, commitments, Rights (including any Right not yet exercisable pursuant to the Shareholder Rights Plan) or any other agreements of any character to acquire such Equity Interest and shall also include any Claim subordinated pursuant to section 510(b) of the Bankruptcy Code arising from the rescission of a purchase or sale of any Equity Interest or rights relating to any Equity Interest, or any Claim for damages arising from the purchase or sale of any Equity Interest, including, in each case, common shares of Holdings or any Claim for reimbursement, contribution, or indemnification arising from or relating to any such Claims.

48.	“Holdings”	means GSI Group Inc., a company continuing to be organized under the laws of the Province of New Brunswick, Canada.

49.	“Implementation Order”	means a Final Order, in form and substance satisfactory to the Debtors, which provides the terms and provisions set forth in Section 9.1(a).

50.	“Indenture Trustee”	means the indenture trustee under the New Indenture

51.	“Insured Claim”	means any Claim against a Debtor for which the Debtor is entitled to indemnification, reimbursement, contribution or other payment under a policy of insurance wherein a Debtor is an insured or beneficiary of the coverage of any of the Debtors.

52.	“Integral Multiples”	shall have the meaning ascribed to it in Section 7.8(b).

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53.	“Intercompany Claim”	means a Claim held by any Debtor against any other Debtor based on any fact, action, omission, occurrence or thing that occurred or came into existence prior to the Petition Date. For avoidance of doubt, any Claim by a Debtor for subrogation pursuant to Section 13.4, and the Allowed GSI UK Note Claim shall not be deemed an Intercompany Claim for purposes of Plan Distributions or otherwise under this Plan.

54.	“Internal Revenue Code”	means the Internal Revenue Code of 1986, as amended, and any applicable rulings, regulations (including temporary and proposed regulations) promulgated thereunder, judicial decisions, and notices, announcements, and other releases of the United States Treasury Department or the IRS.

55.	“IRS”	means the United States Internal Revenue Service.

56.	“MES”	means MES International, Inc., a Delaware corporation and a wholly owned subsidiary of MicroE Systems, Inc., a wholly owned subsidiary of GSI.

57.	“New $1.10 Warrants	means warrants for a number of New Common Shares equal to 10% of 110% of the Outstanding Capital Stock of Reorganized Holdings. The New $1.10 Warrants shall be substantially in the form filed with the Bankruptcy Court as a Plan Document.

58.	“New $2.00 Warrants	means warrants for a number of New Common Shares equal to 10% of 110% of the Outstanding Capital Stock of Reorganized Holdings. The New $2.00 Warrants shall be substantially in the form filed with the Bankruptcy Court as a Plan Document.

59.	“New Common Shares”	means common shares of Reorganized Holdings.

60.	“New Indenture”	means the Indenture to be dated on or about the Effective Date and to be entered into between Reorganized GSI, as Issuer, Reorganized Holdings and each of the Subsidiary Guarantors, as guarantors and The Bank of New York Mellon Trust Company, N.A. as trustee, providing for the issuance of New Senior Secured Notes. The New Indenture shall be substantially in the form filed with the Bankruptcy Court as a Plan Document.

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61.	“New Senior Secured Notes”	means new senior secured notes of Reorganized GSI in the form attached to the New Indenture to be issued on or about the Effective Date in a principal amount of $104,100,000. The New Senior Secured Notes shall mature January 15, 2014 and have a coupon of 12.25% if paid in cash or 13.00% if paid in kind. The New Senior Secured Notes and the New Indenture shall be substantially in the form filed with the Bankruptcy Court as a Plan Document.

62.	“New Warrants”	means the New $1.10 Warrants and the New $2.00 Warrants.

63.	“Note Claims”	means the Senior Note Claims and the GSI UK Note Claims.

64.	“Noteholders”	means the holders of the Senior Notes.

65.	“Notice of Confirmation”	means the notice of entry of the Confirmation Order to be filed with the Bankruptcy Court and mailed by the Claims Agent to holders of Claims and Equity Interests.

66.	“Objection Deadline”	means the deadline for filing objections to Claims as set forth in Section 8.1 of the Plan.

67.	“Obligor Debtor”	means any Debtor that is the primary obligor of any obligations guaranteed by another Debtor.

68.	“Outstanding Capital Stock of Reorganized Holdings”	means the total number of New Common Shares issued pursuant to this Plan but excluding issuances upon exercise of the New Warrants and in connection with any management incentive plan.

69.	“Person”	means an individual, corporation, partnership, limited liability company, joint venture, trust, estate, unincorporated association, unincorporated organization, governmental entity, or political subdivision thereof, or any other entity.

70.	“Petition Date”	means, with respect to any Debtor, the date on which the Chapter 11 Case of such Debtor was commenced.

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71.	“Plan Distribution Date”	means (a) with respect to any Claim, (i) the Effective Date or a date that is as soon as reasonably practicable after the Effective Date, if such Claim is then an Allowed Claim, or (ii) a date that is as soon as reasonably practicable after the date such Claim becomes Allowed, if not Allowed on the Effective Date, and (b) with respect to any Equity Interest, the Effective Date or a date that is as soon as reasonably practicable after the Effective Date.

72.	“Plan Distribution”	means the payment or distribution under the Plan of Cash, Assets, securities or instruments evidencing an obligation under the Plan to the holder of an Allowed Claim or Allowed Equity Interest.

73.	“Plan Documents”	means the documents that aid in effectuating the Plan as specifically identified as such herein and filed with the Bankruptcy Court as specified in Section 1.5 of the Plan including, without limitation those listed on Exhibit B hereto.

74.	“Plan Supplement”	means the supplement or supplements to the Plan containing certain documents relevant to the implementation of the Plan or the treatment of the Allowed Claims and Equity Interest thereunder (including without limitation the Plan Documents).

75.	“Plan Support Agreement”	means that certain plan support agreement, by and among the Debtor, and the Noteholders. The Plan Support Agreement will be filed with the Bankruptcy Court as a Plan Document.

76.	“Plan”	means this chapter 11 plan, either in its present form or as it may be amended, supplemented or otherwise modified from time to time, and the exhibits and schedules hereto, as the same may be in effect at the time such reference becomes operative.

77.	“Post-Effective Date Fully Diluted Capital Stock of Reorganized Holdings”	means the total number of New Common Shares issued pursuant to this Plan and all New Common Shares issuable upon the exercise of the New Warrants and all New Common Shares issuable in connection with any management incentive plan.

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78.	“Post-Confirmation Interest”	means simple interest on an Allowed Claim at the rate payable on federal judgments as of the Effective Date or such other rate as the Bankruptcy Court may determine at the Confirmation Hearing is appropriate, such interest to accrue from the Plan Distribution Date applicable to a Claim to the date of actual payment with respect to such Claim.

79.	“Post-Petition Interest”

means with respect to:

(a) Secured Claims, unpaid interest accruing on such claims from the Petition Date through the Effective Date at the non-default rate set forth in the contract or other applicable document giving rise to such claims;

(b) Tax Claims, interest at the non-penalty rate set forth in the applicable state or federal law governing such Claims from the Petition Date through the Effective Date;

(c) Priority Claims and General Unsecured Claims, interest from the Petition Date through the Effective Date at

(i) the non-default rate set forth in the contract or other applicable document giving rise to such claims, or

(ii) such interest, if any, as otherwise agreed to by the holder of such Claim and the applicable Debtor, or

(iii) any other applicable rate of interest required to unimpair such Claim, as may be determined by the Bankruptcy Court; and

(d) Claims other than as listed in (a) through (c) herein, interest at 0%.

Notwithstanding the foregoing, Post-Petition Interest as it relates to a particular Allowed Claim shall (i) be considered to be $0.00 for distribution purposes under Article III or Article IV if the amount of relevant Allowed Claim already includes Post-Petition Interest so as to avoid a duplicate distribution of Post-Petition Interest, (ii) be reduced by the amount of Post-Petition Interest paid on such Claim during the pendency of the Chapter 11 Cases so as to avoid a duplicate distribution of Post-Petition Interest and (iii) only include interest accruing on such Claim through the earlier of the Effective Date or the date payment was made in the event payment on a Claim was made prior to the Effective Date.

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80.	“Priority Claim”	means any Claim to the extent such Claim is entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than Secured Claims, Administrative Claims, and Tax Claims.

81.	“Pro Rata Share”	means the proportion that an Allowed Claim or Equity Interest bears to the aggregate amount of all Claims or Equity Interests in a particular class, including Contested Claims or Equity Interests, but excluding Disallowed Claims, (a) as calculated by the Disbursing Agent; or (b) as determined or estimated by the Bankruptcy Court.

82.	“Professional Person”	means a Person retained or to be compensated for services rendered or costs incurred on or after the Petition Date and on or prior to the Effective Date pursuant to sections 327, 328,329, 330, 331, 503(b), or 1103 of the Bankruptcy Code in the Chapter 11 Case.

83.	“Registration Rights Agreement”	means a Registration Rights Agreement by and between Reorganized Holdings and the holder of the GSI UK Note Claim, pursuant to which such holders would have the right to require Reorganized Holdings to effect registered secondary offerings of such holders’ New Common Shares on terms and conditions to be negotiated and reflected in such Registration Rights Agreement, provided there shall be no more than two demand registration rights. The Registration Rights Agreement will be filed with the Bankruptcy Court as a Plan Document.

84.	“Released Parties”	means, collectively, (a) the Debtors, the Reorganized GSI Entities, (b) each Noteholder, in its capacity as such, (c) each indenture trustee under the Senior Notes Indenture, and (d) with respect to each of the foregoing entities in clauses (a) through (c), such person’s current and former affiliates, predecessors, successors in interest, parent entities, subsidiaries, attorneys, accountants, officers, partners, managers, directors, principals, members, equity holders, partners, employees, agents, investment bankers, auditors, restructuring and other consultants, financial advisors (including any firm that provided fairness opinions or similar advice to the Debtors or their boards of directors as to the transactions effectuated by this Plan) and other professionals, in each case in their capacity as such.

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85.	“Required Noteholders”	has the meaning set forth in the Plan Support Agreement.

86.	“Reorganized GSI Entities”	means Reorganized Holdings, together with its affiliated Debtors as reorganized.

87.	“Reorganized GSI”	means GSI, on or after the Effective Date, and as renamed Excel Technology Corporation as of or about the Effective Date.

88.	“Reorganized Holdings”	means Holdings, on or after the Effective Date, to be renamed Excel Technology, Inc. as of the Effective Date.

89.	“Reorganized Holdings Constituent Documents”	means the articles of reorganization of Reorganized Holdings and each of its affiliated Debtors, as amended or amended and restated as of the Effective Date, among other things, to (a) prohibit the issuance of non-voting equity securities by such Debtor as required by section 1123(a)(6) of the Bankruptcy Code, and (b) otherwise give effect to the provisions of this Plan. The Reorganized Holdings Constituent Documents shall be in substantially the form filed with the Bankruptcy Court as Plan Documents.

90.	“Reorganized MES”	means MES, on or after the Effective Date.

91.	“Rights”	means the rights issued under the Shareholder Rights Plan.

92.	“Schedules”	means the schedules of assets and liabilities and list of Equity Interests and the statements of financial affairs filed by each of the Debtors with the Bankruptcy Court, as required by section 521 of the Bankruptcy Code and in conformity with the Official Bankruptcy Forms of the Bankruptcy Rules, as such schedules and statements have been or may be amended or supplemented by the Debtors in Possession from time to time in accordance with Bankruptcy Rule 1009.

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93.	“Secured Claim”	means (a) a Claim secured by a lien on any Assets, which lien is valid, perfected, and enforceable under applicable law and is not subject to avoidance under the Bankruptcy Code or applicable non-bankruptcy law, and which is duly established in the Chapter 11 Cases, but only to the extent of the value of the holder’s interest in the collateral that secures payment of the Claim; (b) a Claim against the Debtors that is subject to a valid right of recoupment or setoff under section 553 of the Bankruptcy Code, but only to the extent of the Allowed amount subject to recoupment or setoff as provided in section 506(a) of the Bankruptcy Code; and (c) a Claim deemed or treated under the Plan as a Secured Claim; provided, that, to the extent that the value of such interest is less than the amount of the Claim which has the benefit of such security, the unsecured portion of such Claim shall be treated as a General Unsecured Claim unless, in any such case the class of which Claim is a part makes a valid and timely election in accordance with section 1111(b) of the Bankruptcy Code to have such Claim treated as a Secured Claim to the extent Allowed.

94.	“Securities Act”	means the Securities Act of 1933, as amended and the rules and regulations of the Security and Exchange Commission promulgated thereunder.

95.	“Securities Class Action”	means that certain putative shareholder class action entitled Wiltold Trzeciakowski, Individually and on behalf of all others similarly situated v. GSI Group Inc., Sergio Edelstein, and Robert Bowen, Case No. 08-cv-12065 (GAO), filed on December 12, 2008, in the United States District Court for the District of Massachusetts in connection with the delayed filing of its results for the quarter ended September 26, 2008, and the announcement of a review of revenue transactions, alleging federal securities violations against Holdings and certain of Holdings’ current and former officers and directors.

96.	“Security Agreement”	means the Security Agreement to be executed and delivered by Reorganized Holdings, Reorganized GSI and each Subsidiary Guarantor, substantially in the form attached to the New Indenture and filed as a Plan Document.

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97.	“Security Documents”	means (a) the Security Agreement, (b) all other security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, control agreements or other grants or transfer of security, creating (or purporting to create) a lien upon the collateral as contemplated by the New Indenture and the Security Agreement, (c) fee mortgages, title policies and other real estate-related documentation customarily requested by secured lenders lending directly against real estate assets and as may be reasonably requested by the Required Noteholders, (d) leasehold mortgages (as reasonably requested by the Required Noteholders and which Reorganized Holdings shall use commercially reasonable efforts to obtain) or, if determined by the Required Noteholders in lieu of one or more leasehold mortgages, landlord waivers, which Reorganized Holdings shall use commercially reasonable efforts to obtain, in each case in form and substance reasonably acceptable to the Required Noteholders, and (e) “Phase I” environmental reports on real estate owned by Reorganized Holdings, Reorganized GSI and the Subsidiary Guarantors as reasonably requested by the Required Noteholders, provided any favorable or unfavorable results of such a report shall not be a condition precedent to the issuance of the New Senior Secured Notes. or to the occurrence to the Effective Date pursuant to Section 9.2 hereof.

98.	“Senior Note Claim”	each Claim of a Noteholder against Holdings and GSI and/or any Guarantee Claim with respect to the Senior Notes arising under or evidenced by the Senior Notes or the Indenture for the Senior Notes and related documents. Each Noteholder shall have a single Senior Note Claim on account of each Senior Note, which Claim shall encompass and include all Guarantee Claims as to such Senior Note.

99.	“Senior Notes”	Means those certain 11% Senior Subordinated Notes due 2013 issued by GSI and guaranteed by Holdings and certain Subsidiaries, governed by the Senior Note Indenture.

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100.	“Senior Notes Indenture”	means that certain Indenture dated August 20, 2008 as such Indenture has been supplemented by the First Supplemental Indenture, dated as of August 25, 2008 and the Second Supplemental Indenture, dated as of March 5, 2009.

101.	“Shareholder Rights Plan”	means that certain Shareholder rights Plan, dated April 22, 2005, by and between Holdings and Computershare Trust Company of Canada, as Rights Agent.

102.	“Subordinated Claim”	means a Claim (other than a Note Claim) against any Debtor subordinated by a Final Order.

103.	“Subsidiary”	means any entity of which Holdings owns directly or indirectly more than fifty percent (50%) of the outstanding capital stock or membership interests.

104.	“Subsidiary Guarantors”	means, collectively, Cambridge Technology, Inc., Continuum Electro-Optics, Inc., Control Laser Corp. (d/b/a Baublys Control Laser), Excel Technology, Inc. (as it may be renamed as of or about the Effective Date), MicorSystems Corp, Reorganized MES, The Optical Corp., Photo Research, Inc., Quantronix Corp. and Synrad, Inc.

105.	“Tax Claim”	means a Claim against any of the Debtors that is of a kind specified in section 507(a)(8) of the Bankruptcy Code.

106.	“Voting Record Date”	means the record date for voting on the Plan established by order of the Bankruptcy Court.

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EXHIBIT B

Plan Documents

Articles of Reorganization of Reorganized Holdings

New $1.10 Warrant

New $2.00 Warrant

New Indenture and New Senior Secured Notes

Plan Support Agreement

Registration Rights Agreement

Security Agreement

EXHIBIT “C”

Projections

GSI Group Inc.

Consolidated Balance Sheet Projections

Unaudited - Before Restatement and Asset Impairment Charges

(in thousands)	2009	2010	2011	2012	2013
ASSETS
Current Assets
Cash	$53,436	$46,703	$50,014	$50,032	$50,020
Cash Equivalents	509	509	509	509	509
Accounts Receivable, Net of Allowances	44,202	48,199	53,201	57,127	56,502
Income Tax Receivable	15,292	11,292	11,292	11,292	11,292
Inventories	67,567	66,795	66,427	66,120	67,451
Deferred Tax Asset	11,107	11,107	11,107	11,107	11,107
Other Current Assets	4,681	4,681	4,681	4,681	4,681
Total Current Assets	196,793	189,286	197,231	200,867	201,562
PP&E	53,891	47,137	41,031	35,571	30,759
Deferred Tax Asset	18,079	18,079	18,079	18,079	18,079
Other Assets	6,049	1,347	1,347	1,347	1,347
Long-term Investments	10,920	10,920	10,920	10,920	10,920
Net Intangibles and Goodwill	308,746	289,836	270,925	252,015	233,105

Total Assets	$594,478	$556,605	$539,533	$518,800	$495,772

LIABILITIES & STOCKHOLDER EQUITY
Current Liabilities
Accounts Payable	$14,681	$17,500	$20,832	$22,719	$23,462
Accrued Expenses	27,890	22,006	22,371	22,828	23,285
Total Current Liabilities	42,570	39,506	43,203	45,546	46,746
Long Term Debt	188,837	95,000	80,100	50,500	11,750
Deferred Tax Liabilities	59,092	59,092	59,092	59,092	59,092
Other Long Term Liabilities	15,492	15,492	15,492	15,492	15,492
Total Liabilities	305,992	209,090	197,887	170,630	133,080
Total Stockholders’ Equity	288,486	347,515	341,647	348,170	362,691

Total Liabilities and Stockholders’ Equity	$594,478	$556,605	$539,533	$518,800	$495,772

See Accompanying Notes to the Consolidated Financial Statement Projections

GSI Group Inc.

Consolidated Income Statement Projections

Unaudited - Before Restatement and Asset Impairment Charges

(in thousands)	2009	2010	2011	2012	2013
Sales	$214,233	$251,636	$294,104	$322,591	$334,140
Cost of Sales	134,269	158,636	182,355	197,002	201,744

Gross Margin	79,963	93,000	111,749	125,588	132,396
% of Revenue	37.3%	37.0%	38.0%	38.9%	39.6%
Operating Expenses:
Research and Development	27,532	29,472	30,834	32,140	32,943
Sales and Marketing	32,296	34,554	36,261	38,246	39,008
General and Administrative	27,698	20,770	21,456	22,313	22,744
Amortization of Intangibles	18,902	18,910	18,910	18,910	18,910

Total Operating Expenses	106,428	103,706	107,462	111,609	113,606

Adjusted Operating Income	(26,464)	(10,706)	4,287	13,979	18,790
Add-backs:
SFAS 123R	2,454	0	0	0	0
Amortization of intangibles	18,902	18,910	18,910	18,910	18,910
Depreciation	9,191	9,254	9,273	9,293	9,313

Adjusted EBITDA	4,083	17,458	32,471	42,182	47,013
Non-Recurring:
Restructuring / Investigation / Restatement Costs	27,526	11,465	0	0	999

Operating Profit	(53,990)	(22,171)	4,287	13,979	17,791
Other (Income) / Expense:
Interest and Other (Income) / Expense	(1,777)	(792)	(569)	(543)	(544)
Interest Expense	25,225	8,728	10,725	7,999	3,813

Income Before Taxes	(77,438)	(30,107)	(5,868)	6,523	14,522
Tax Expense / (Benefit)	328	0	0	0	0

Net Income / (Loss)	($77,767)	($30,107)	($5,868)	$6,523	$14,522

See Accompanying Notes to the Consolidated Financial Statement Projections

GSI Group Inc.

Consolidated Cash Flow Projections

Unaudited - Before Restatement and Asset Impairment Charges

(in thousands)	2009	2010	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income / (Loss)	($77,767)	($30,107)	($5,868)	$6,523	$14,522
Adjustments to Reconcile Net Income / (Loss) to Net
Depreciation & Amortization	28,093	28,164	28,183	28,203	28,223
Stock Based Compensation	2,454	0	0	0	0
Changes in Assets and Liabilities:
Accounts Receivable	7,202	(3,997)	(5,001)	(3,926)	625
Inventory	9,136	772	368	307	(1,331)
Other Current Assets	8,598	4,000	0	0	0
Accounts Payable	(11,986)	2,819	3,332	1,887	743
Accrued Expenses	628	(5,884)	365	457	457

Net Cash Provided by Operating Activities	(33,641)	(4,233)	21,378	33,451	43,238
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Property, Plant and Equipment	(1,695)	(2,500)	(3,167)	(3,833)	(4,500)
Proceeds from Sale of Auction Rate Securities	16,670	0	0	0	0
Proceeds from Sale of Rugby UK Building	3,100	0	0	0	0

Net Cash Used by Investing Activities	18,075	(2,500)	(3,167)	(3,833)	(4,500)
CASH FLOWS FROM INVESTING ACTIVITIES
Principal Payments on Long-term Debt	0	0	(14,900)	(29,600)	(38,750)

Net Cash Used by Investing Activities	0	0	(14,900)	(29,600)	(38,750)
Net Increase / (Decrease) in Cash	(15,566)	(6,733)	3,311	17	(12)
Cash & Cash Equivalents Beginning of Year	69,002	53,436	46,703	50,014	50,032

Cash & Cash Equivalents End of Year	$53,436	$46,703	$50,014	$50,032	$50,020

See Accompanying Notes to the Consolidated Financial Statement Projections

Notes to the Condensed Consolidated Financial Statements

The Debtors developed the Projections contained herein based on the following assumptions, among others:

(a)	The Projections assume emergence from the Chapter 11 Cases with a confirmed Plan on March 31, 2010.

(a)	Restatement of Previously Issued Consolidated Financial Statements. Between December 4, 2008 and August 31, 2008, Holdings filed Current Reports on Form 8-K with the SEC that disclosed, among other things, that Holdings had identified errors related to the incorrect timing in the recognition of revenue from transactions in its Semiconductor Systems and Precision Technology business segments and that its previously issued interim and annual historical financial statements for 2008, 2007 and 2006 should not be relied upon. The majority of the errors related to multiple-element arrangements for which objective and reliable evidence of fair value did not exist for one or more of the undelivered elements. The Company is working diligently to complete the restatement of its previously issued interim and annual financial statements for fiscal years 2006, 2007 and 2008 (the “Restatements”). The actual results and Projections do not reflect the impact of the Restatements.

(a)	Asset Impairment Charge. As a result of the decline in the Company’s businesses during the second half of 2008, the Company initiated an evaluation of the carrying value of its goodwill, intangible assets and fixed assets and determined that those assets had been impaired. The Company currently expects to record an impairment charge in the range of $205 million to $220 million in the fourth quarter of 2008. The actual results and Projections do not reflect the impact of the asset impairment.

(a)	General Economic and Market Conditions. The Projections were prepared assuming that economic conditions in the markets served by the Debtors improve over the next five years from current economic conditions.

(a)	Revenue. Revenue is generated from several product lines. The Projections assume that revenue grows at an 11.8% compounded annual growth rate over the five-year projection period as the Reorganized Company leverage their market presence during the economic recovery.

(a)	Cost of Goods Sold. Cost of goods sold includes variable costs and fixed manufacturing expenses associated with product development such as direct materials, direct labor, inventory provisions, warranties and overhead. The Projections assume gross margins increase from 37.3% (2009) to 39.6% (2013) as the Reorganized Company realizes the benefit of increased revenues and the careful management of fixed costs.

(a)

Operating Expenses. Operating expenses (“Opex”) include, but are not limited to, expenses such as sales and marketing, research and development, general and administrative expenses, depreciation of fixed assets and amortization of intangible assets. Opex excludes costs incurred in connection with the preparation and filing of the

Plan, the review and investigation of revenue transactions examined in connection with restatement of the Company’s previously issued financial statements and other non-recurring expenses. Opex is projected to increase from approximately $106.4 million (2009) to approximately $113.6 million (2013), a compounded annual growth rate of 1.6%, as the Reorganized Company expect to leverage the cost structure to maximize profitability.

(a)	Interest Expense and Income. Interest expense represents the interest associated with the New Senior Secured Notes issued upon the Debtors’ emergence from bankruptcy. The Projections assume the New Senior Secured Notes pay interest at 12.25% per annum from 2010 to 2013. This interest rate assumes cash pay and could be increased to 13.0% per annum if Reorganized GSI elects to accrue interest. Cash held by the Reorganized Company is assumed to earn interest at 2.0% per annum. The Projections reflect payment of accrued pre-petition interest on the Senior Notes at plan effective date of approximately $6.2 million.

(a)	Non Recurring Expenses. Non-recurring expenses represent one time expenses and include costs incurred in connection with the preparation and filing of the Plan, the review and investigation of revenue transactions examined in connection with restatement of the Company’s previously issued financial statements and other non-recurring expenses.

(a)	Taxes. The Projections assume that the Reorganized Company will have no tax obligation as a result of current net operating losses. This assumption could vary significantly pending final tax analysis of the transaction.

(a)	Capital Expenditures. The Projections include capital expenditures as estimated by the Company. Overall, projected annual capital expenditures as a percentage of revenues range from 0.8% to 1.3% during the period covered by the Projections.

(a)	Sale of Rugby, UK Building. During the fourth quarter of fiscal 2009, the Company sold a building in Rugby, UK for net cash proceeds of approximately $3.1 million.

(a)	Sale of Auction Rate Securities. During fiscal 2009, the Company sold Auction Rate Securities (“ARS”) for net cash proceeds of approximately $16.7 million. ARS with an estimated fair value of approximately $10.7 million are included in long-term investments on the Company’s consolidated balance sheet throughout the projection period.

(a)

New Senior Secured Notes. Pursuant to the Plan, New Senior Secured Notes in the amount of $104.1 million maturing in 2014 will be issued to the holders of the Senior Notes and GSI UK Notes. Reorganized GSI has the option to pay interest on the New Senior Secured Notes at either 12.25% per annum in cash, or 13.0% paid in kind, depending on the ratio of earnings to fixed charges (as described in the New Indenture). In addition, the New Senior Secured Notes provide that an additional 2% interest paid in kind becomes payable if the Restatements are not completed within six months from the Reorganized Debtors’ emergence from the Chapter 11 Cases or if the common shares of

Reorganized Holdings cease to be listed on an eligible market after such six-month period and Holdings does not elect delist its common shares from such eligible market and deregister them under Section 12(g) of the Exchange Act. The Projections assume Reorganized GSI pays cash interest throughout the post emergence period. The New Senior Secured Notes will be secured by a first priority lien on 66 2/3% of the stock of Reorganized Holdings’ direct and indirect foreign subsidiaries and substantially all the other assets of Reorganized Holdings, Reorganized GSI and the Subsidiary Guarantors. In addition, payment of interest and principal on the New Senior Secured Notes will be guaranteed by Reorganized Holdings and the Subsidiary Guarantors. Due to the fact that the holder of the GSI UK Notes is wholly-owned foreign subsidiary, the note and resulting fees and interest associated with its pro-rata share is not reflected as debt or cash disbursements in the Projections of the Company as it is intercompany and eliminated in consolidation.

(a)	Principal Payments on New Senior Secured Notes. Though not required under the terms of the New Senior Secured Notes, the Projections assume any cash balances in excess of $50 million are used to pre-pay outstanding principal of the New Senior Secured Notes.

EXHIBIT “D”

Liquidation Analysis

INTRODUCTION

Pursuant to section 1129(a)(7) of the Bankruptcy Code1, each Holder of an impaired Claim or Equity Interest must either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such non-accepting Holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code (often referred to as the “Best Interests Test”). In connection with this requirement, the following hypothetical liquidation analysis (the “Liquidation Analysis”) has been prepared so that the Bankruptcy Court may determine that the Plan is in the best interests of all classes impaired by the Plan.

THE LIQUIDATION ANALYSIS IS AN ESTIMATE OF THE PROCEEDS THAT MAY BE GENERATED AS A RESULT OF A HYPOTHETICAL CHAPTER 7 LIQUIDATION OF THE ASSETS OF THE DEBTORS AND NON-DEBTOR AFFILIATES. UNDERLYING THE LIQUIDATION ANALYSIS ARE A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OPERATIONAL UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF MANAGEMENT AND ITS ADVISORS. ADDITIONALLY, VARIOUS LIQUIDATION DECISIONS UPON WHICH CERTAIN ASSUMPTIONS ARE BASED ARE SUBJECT TO CHANGE. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS AND ESTIMATES EMPLOYED IN DETERMINING THE LIQUIDATION VALUES OF THE DEBTORS’ AND NON-DEBTOR AFFILIATES’ ASSETS WILL RESULT IN THE PROCEEDS WHICH WOULD BE REALIZED WERE THE DEBTORS AND NON-DEBTOR AFFILIATES TO UNDERGO AN ACTUAL LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE. THIS ANALYSIS HAS NOT BEEN EXAMINED OR REVIEWED BY INDEPENDENT ACCOUNTANTS IN ACCORDANCE WITH STANDARDS PROMULGATED BY THE AICPA.

All amounts in the Liquidation Analysis are in 000s.

GENERAL ASSUMPTIONS

For purposes of this analysis, the Effective Date is assumed to be February 28, 2010. A summary of the assumptions used by management and its advisors in preparing the Liquidation Analysis follows.

[1]	All capitalized terms used in this Liquidation Analysis that are not otherwise defined herein shall have the meanings ascribed to them in the Plan.

Asset Sale Methodology

The Liquidation Analysis assumes that the hypothetical chapter 7 liquidation is effected via the orderly sale of the businesses of the Debtors and Non-Debtor Affiliates as going concerns.

Estimates of Cost of Liquidation

Conversion of the Chapter 11 Cases to chapter 7 would likely result in additional costs to the Debtors’ estates. Costs of liquidation under chapter 7 of the Bankruptcy Code would include the compensation of a trustee and other professionals retained by the trustee, including attorneys and financial advisors; asset disposition expenses; all unpaid expenses incurred by the Debtors in the Chapter 11 Cases that are allowed in the chapter 7 cases; and Claims arising from the operations of the Debtors during the pendency of the Chapter 11 Cases.

In addition, liquidation costs could be higher, and the value of any distributions could be lower, if the chapter 7 cases were not completed within the four-month period assumed in the Liquidation Analysis. In the event that litigation were necessary to resolve claims asserted in the chapter 7 cases, any delay could be further prolonged and administrative expenses further increased. The effects of this potential delay on the value of distributions under the hypothetical liquidation have not been considered.

A summary of the assumptions used in the Liquidation Analysis is set forth below.

NOTE A – PROCEEDS FROM ORDERLY SALE OF BUSINESSES

The Liquidation Analysis assumes the businesses of the Debtors and Non-Debtor Affiliates would be sold as going concerns for cash in five transactions: 1) the all of the stock of operating entities held by the Debtors’ its wholly owned subsidiary, Excel Technologies, Inc., 2) the assets of the Debtors’ Thermal Printers Division, 3) the assets of the Debtors’ Semiconductor Systems Division, 4) the stock of the Debtors’ subsidiary Micro Encoders and 5) the assets of the GSI Group Ltd, a wholly owned UK subsidiary of the Debtors’. The proceeds from the sale of these businesses have been estimated utilizing discounted cash flows based on the Debtors’ five year business plan. A 20% discount on the estimated business values has been applied to reflect the likelihood that an expedited sale in chapter 7 would result in deterioration of business performance, as well as buyers offering discounted prices.

NOTE B – CASH & OPERATING CASH FLOW

Operating cash flow represents the cash flows during the time period in chapter 11 and chapter 7 proceedings.

Cash represents the estimate of cash available at December 31, 2009 in the Debtors and the corporate accounts of domestic Non-Debtor Affiliates. Cash in domestic and foreign operating subsidiaries is deemed normalized levels of operating cash and is assumed to be part of the sales of those businesses.

NOTE C – AUCTION RATE SECURITIES

The sale of Auction Rate Securities owned by a Non-Debtor Affiliate is assumed at the estimated fair market value of those securities as of December 31, 2009.

NOTE D – TAX REFUNDS

Estimated tax refunds receivable as a result of amended returns and carry-back claims.

NOTE E – COSTS ASSOCIATED WITH A CHAPTER 7 LIQUIDATION

The costs associated with a chapter 7 liquidation are assumed to include fees for the trustee(s) at 3% of estimated disbursements plus the cost of the trustee legal, financial and claims processing professionals. In addition, investment banker fees of 1.5% are assumed on the sale price of the businesses.

NOTE F – UK ADMINISTRATION

It is assumed that GSI Group, Inc.’s (one of the Non-Debtor Affiliates) assets will be sold through in an administration in the UK with a pre-negotiated sale as a going concern. Administration costs of $2.1 million are estimated for costs associated with an administrator, legal and other professionals. GSI Group, Ltd. has a defined benefit pension scheme. It is assumed a buyer would not assume the liability of that scheme. Therefore, the buy-out liability under that scheme would be triggered upon any sale. It is estimated that net value provided from the sale of the business plus a dividend received on intercompany claims due from the Debtor, GSI Group Corp., less the administrative costs would not be sufficient to cover an estimated $27 million pension deficit. As a result, only $20.4 million is estimated to be available to pay to the pension scheme.

NOTE G – CHAPTER 11 ADMINISTRATIVE CLAIMS

Administrative claims unpaid in the chapter 11 case.

NOTE H – DISTRIBUTIONS

Distributions on the Senior Note claim is made in accordance with direct claims and guarantees against Debtors and Non-Debtor Affiliates. Any remaining Senior Note balance after the distributions on account of Non-Debtor Affiliates are general unsecured claims against the GSI Group Corp. and GSI Group, Inc. estates and receives its pro-rata share of distributions from each estate. In addition to the Senior Note claim, General Unsecured Claims include trade claims, intercompany claims, rejection claims, etc. Additionally, distributions reflect distributions made on intercompany claims against GSI Group Corporate from other Debtors and Non-Debtor Affiliates.

MES International, Inc., et. al.

Liquidation Analysis

	Note
Estimated Value of Debtors and Debtors Affilliates	A	$196,575
Less: Ch. 7 Distressed Sale Discount		(33,095)

Estimated Value of Debtors and Non-Debtor Affilliates after Discount	A	$163,480
Plus:
Operating Cash Flow during Proceeding	B	6,252
Retained Cash	B	39,600
Auction Rate Securities	C	10,700
Tax Refunds (Carryback Claims 2000-2005)	D	13,500

Estimated Value before Chapter 7 Costs, Chapter 11 Costs, Administrative Expenses and Claims		$233,532
Less:
Chapter 7 Administrative Costs
- Trustee fees	E	(9,505)
- Trustee professionals	E	(5,500)
- Transaction Costs	E	(2,316)
- Capital gains taxes on sale	E	(9,000)
- Transfer taxes	E	(250)

Total		(26,571)
UK Administration Costs
- Administrator	F	(1,600)
- Administrator professionals	F	(500)

Total		(2,100)
Chapter 11 Administrative Claims	G	(6,250)
UK Pension Payment	F	(20,149)
Japan Pension Payment		(1,500)
Priority Claims (misc. taxes, etc.)		(1,000)
Plus:
Intercompany Distribution from GSI Group Corp on Unsecured Claims	H	48,134
Estimated Recovery before Guarantee Claims Against Non-Debtor Affiliates		224,095
Distirbution to Senior Notes Guarantee Claim from Excel Technology Inc.	H	(112,979)
Estimated Recovery for General Unsecured Claims of GSI Group Corp. & GSI Group Inc.		$111,116
General Unsecured Claims on GSI Group Corp		282,472
Distribution to General Unsecured Claims on GSI Group Corp	H	(79,099)
% Dividend		28%
Estimated Recovery for General Unsecured Claims of GSI Group Inc.		$32,016.95
Senior Note Claim on GSI Group, Inc.		74,288
Distribution to Senior Notes Guarantee Claim from GSI Group, Inc.	H	(32,017)
% Dividend		43%
Net Available for Equity		(0)